POLISH SECURITIES AND EXCHANGES COMMISSION

the Half-Year Report SA-P 2004

(current year)

(In accordance with §57, section 1, point 2 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, point 1569; and from 2002 No 31, item 280)

(for issuers of securities involved in production, construction, trade or services activities)

For the period from 1 January 2004 to 30 June 2004,
and for the period from 1 January 2003 to 30 June 2003 — Publication date: 23 September 2004

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A. — (short name of the issuer)
METALS INDUSTRY — (issuer branch title according to the Warsaw Stock Exchange)

59-301 — (postal code)
[redacted]bin — y)

Marii Skłodowskiej – Curie — (street)
48 — umber)

48 76 84 78 200 — (telephone)
48 76 84 78 500 — (fax)
IR@BZ.KGHM.pl — (e-mail)

692-000-00-13 — (NIP)
390021764 — (REGON)
www.kghm.pl — (www)

PricewaterhouseCoopers.
(Entity entitled to audit financial statements)

The half-year report includes:

☒ Auditor's report on the review of the half-year financial statements
☐ Auditor's opinion and auditor's report on the audit of the financial statements (§62, section 6, point 2 of the above Decree)
☒ The half-year financial statements:
- ☒ Introduction
- ☒ Balance Sheet
- ☒ Income Statement
- ☒ Statement of Changes in Equity
- ☒ Cash Flow Statement
- ☒ *Additional Informations and Explanations*

☒ Management's Report (Report on the Company's Activities)
☐ The half-year financial statements per IAS/US GAAP in the case of an issuer being a leasing type enterprise, together with
- ☐ Audit report on the review of the half-year financial statements
- ☐ Auditor's opinion about these financial statements (§59, section 2 and §62, section 6, point 2 of the above Decree)

SELECTED FINANCIALS ITEMS	*in '000 PLN*		*in '000 EUR*	
	H1/2004	H1/2003	H1/2004	H1/2003
I. Net revenue from the sale of products, goods for resale and materials	3 220 507	2 215 934	680 710	514 019
II. Operating profit (loss)	913 082	126 825	192 996	29 419
III. Profit (loss) before taxation	1 191 847	275 279	251 918	63 859
IV. Net profit (loss)	977 160	215 396	206 540	49 964
V.Net cash flow from operations	800 348	239 265	169 167	55 501
VI. Net cash flow from investing activities	(76 607)	(141 510)	(16 192)	(32 825)
VII. Net cash flow from financing activities	(553 870)	(50 927)	(117 070)	(11 813)
VIII. Total net cash flow	169 871	46 828	35 905	10 862
IX. Total assets	8 640 191	7 795 727	1 902 204	1 749 097
X. Liabilities and provisions for liabilities	4 001 021	4 073 735	880 855	914 008
XI.Long term liabilities	939 677	9 126	206 877	2 048
XII. Short term liabilities	1 545 226	2 487 850	340 193	558 189
XIII. Equity	4 639 170	3 721 992	1 021 349	835 089
XIV. Share capital	2 000 000	2 000 000	440 315	448 732
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Net profit (loss) per ordinary share (in PLN/EUR)	4.89	1.08	1.03	0.25
XVII.Diluted net profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	23.20	18.61	5.11	4.18
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S REPORT ON ITS REVIEW OF THE COMPANY'S FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2004

Lubin, September 2004

EXEMPTION NUMBER: 82-4639

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Sp. z o.o.
Al. Armii Ludowej 14
00-638 Warszawa, Polska
Telefon +48 (22) 523 4000
Faks +48 (22) 523 4040
www.pwc.com/pl

Independent registered auditor's report on the review of the financial statements for the period from 1 January to 30 June 2004

To the Shareholders and the Supervisory Board of KGHM Polska Miedź S.A

TRANSLATORS' EXPLANATORY NOTE

The following document is a free translation of the registered auditor's report of the above-mentioned Polish company. In Poland statutory accounts must be prepared and presented in accordance with Polish legislation and in accordance with the accounting principles and practices generally used in Poland.

The accompanying translated report has not been reclassified or adjusted in any way to conform to accounting principles generally accepted in countries other than in Poland, but certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish language version is binding.

We have reviewed the attached financial statements of KGHM Polska Miedź S.A. (hereinafter called *the Company*), Lubin, Marii Curie-Skłodowskiej 48, comprising:

(a) the introduction to the financial statements;

(b) the balance sheet as at 30 June 2004, showing total assets and total liabilities & equity of PLN 8,640,191 thousand;

(c) the income statement for the period from 1 January to 30 June 2004, showing a net profit of PLN 977,160 thousand;

(d) the statement of changes in equity for the period from 1 January to 30 June 2004, showing an increase in equity of PLN 632,668 thousand;

(e) the cash flow statement for the period from 1 January to 30 June 2004, showing a net increase in cash and cash equivalents of PLN 169,871 thousand;

(f) additional notes and explanations.

The Company's Management Board is responsible for preparing financial statements which comply with the applicable regulations. Our responsibility was to present a report on these financial statements based on our review.

We conducted the review in accordance with auditing standards issued by the National Council of Registered Auditors in Poland, applicable in the Republic of Poland. These auditing standards require that we plan and perform our review to obtain reasonable assurance that the financial statements are free of any material misstatement. We have performed the review by analysing the said financial statements, inspecting the accounting records, and making use of information obtained from the Company's Management Board and employees.

The scope of the work performed was significantly narrower than the scope of an audit of the financial statements, because the review was not aimed at expressing an opinion on the truth and fairness of the financial statements. This report does not constitute an audit opinion within the meaning of the Accounting Act of 29 September 1994 (uniform text, *Journal of Laws* of 2002, No. 76, item 694 with further amendments, hereinafter called *the Act*).

In its balance sheet, the Company has presented bonds issued by DIALOG S.A., a subsidiary, which are stated at their purchase cost of PLN 1,379,800 thousand. The unaudited financial statements of DIALOG S.A. as at 30 June 2004, which were reviewed by us as part of our review of the KGHM Polska Miedź S.A. financial statements for the period from 1 January 2004 to 30 June 2004, show net assets, including liabilities in respect of the above-mentioned bonds, of PLN 86,115 thousand and operating profit generated in the 1st half of 2004 of PLN 37,512 thousand. The Company's Management Board is considering restructuring the debt of the subsidiary and is currently preparing a debt restructuring programme. Any decision to restructure the debt of DIALOG S.A. payable to the KGHM Polska Miedź S.A. may result in a need for a write-down of the book value of the bonds. The preparation of the restructuring programme includes, but is not limited to, preparing reliable cash flow forecasts, taking into account the Company's current financial situation and operating ability. As the process is still in progress, the Company's Management Board believes that it is not possible at present to make reliable estimates of any potential write-down of these bonds which may be necessary on completing, among other things, a full assessment of DIALOG S.A.'s ability to generate cash flows. Further information on this issue is presented by the Company's Management Board in Note 21 to the financial statements.

Except for the lack of any write-downs which may be necessary on completing a reliable assessment of whether it is possible to recover the funds used to finance DIALOG S.A., our review did not indicate the need for any significant changes to the attached financial statements to ensure that they give a true, fair and clear view of the Company's financial position as at 30 June 2004 and of the results of its operations for the period from 1 January to 30 June 2004, in accordance with the accounting policies specified in the Act and related regulations, and taking into account the provisions of the Decree of the Council of Ministers dated 16 October 2001 concerning periodic reporting requirements for issuers of securities admitted to public trading (Journal of Laws of 2001, No. 139, item 1569 with further amendments) and the Decree of the Council of Ministers dated 16 October 2001 concerning requirements for prospectuses and abbreviated prospectuses (Journal of Laws of 2001, No. 139, item 1568 with further amendments).

On behalf of PricewaterhouseCoopers Sp. z o.o.:

Adam Celiński
Member of the Management Board
Registered Auditor
No. 90033/7039

Registered Audit Company
No. 144

Warsaw, 16th September 2004

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

FINANCIAL STATEMENTS

FOR THE FIRST HALF OF 2004

Lubin, September 2004

TABLE OF CONTENTS

KGHM Polska Miedź S.A. SA-P 2004 in 000' PLN

INTRODUCTION TO THE HALF-YEAR FINANCIAL STATEMENTS

1. NAME, HEAD OFFICE, BUSINESS

KGHM Polska Miedz S.A. with its head office in Lubin is a joint stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations under No. KRS 23302. The basic business of the Company comprises:

- the mining of non-ferrous metals ore,
- the excavation of gravel and sand,
- the production of copper, precious and non-ferrous metals
- the production of salt,
- the casting of light and non-ferrous metals,
- the forging, pressing, stamping and roll forming of metal; powder metallurgy,
- the management of wastes,
- wholesale sales based on direct or contractual payments,
- the warehousing and storage of goods,
- activities connected with the management of holding entities,
- geological-exploratory activities,
- general construction activities with respect to mining and production facilities,
- the generation and distribution of electrical energy and of steam and hot water, the generation of gas, and the distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecomunication and computer -related activities

The shares of KGHM Polska Miedź S.A. are listed on a regulated market under the "metals industry" sector of the Warsaw Stock Exchange.

2. TIME FRAME OF COMPANY EXISTANCE

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The time frame of its activities is unlimited. The legal antecedent of the Company was a State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

3. PERIODS COVERED BY THE FINANCIAL STATEMENTS

The financial statements of the Company presented in the report comprise:

- the current period from 1 January to 30 June 2004, and
- the comparative period from 1 January to 30 June 2003.

3.1 COMPOSITION OF BODIES OF THE COMPANY

The Supervisory Board

During the period from 1 January 2004 to 16 April 2004 the Supervisory Board was composed of the following persons:

Bohdan Kaczmarek	Chairman of the Supervisory Board
Jerzy Markowski	Vice Chairman of the Supervisory Board
Jan Rymarczyk	Secretary of the Supervisory Board
Jerzy Kisilowski	
Janusz Maciejewicz	
Marek Wierzbowski	

together with the following employee representatives
Józef Czyczerski
Leszek Hajdacki
Ryszard Kurek

By Resolutions Nrs 9/2004 and 10/2004 of the Ordinary General Meeting dated 16 April 2004, Bohdan Kaczmarek and Jerzy Kisilowski were recalled from the Supervisory Board of the Company.

KGHM Polska Miedź S.A. SA-P 2004 in 000' PLN

By Resolution Nr 11/2004 of the Ordinary General Meeting, Tadeusz Janusz and Jan Stachowicz were appointed to the Supervisory Board of the Company.
The Supervisory Board was composed of the following persons:

Janusz Maciejewicz	Chairman of the Supervisory Board
Jerzy Markowski	Vice Chairman of the Supervisory Board
Jan Rymarczyk	Secretary of the Supervisory Board
Tadeusz Janusz	
Jan Stachowicz	
Marek Wierzbowski	

together with the following employee representatives
Józef Czyczerski
Leszek Hajdacki
Ryszard Kurek

The Management Board
During the period from 1 January 2004 to 29 March 2004 the Management Board of KGHM Polska Miedź S.A. was comprised of the following persons:

Stanisław Speczik	President of the Management Board
Grzegorz Kubacki	Vice President of the Management Board for Employee Affairs
Tadeusz Szeląg	Vice President of the Management Board for Production
Jarosław Andrzej Szczepek	Vice President of the Management Board for Finance-Economics

By Resolutions Nrs 21 /V/04, 25/V/04 and 26/V/04 of the Supervisory Board of KGHM Polska Miedź S.A. dated 29 March 2004 the following persons were recalled from the Management Board: Stanisław Speczik, Grzegorz Kubacki and Tadeusz Szeląg. By Resolution Nr 24/V/04 of the Supervisory Board of KGHM Polska Miedź S.A. dated 29 March 2004, Wiktor Błądek was appointed as a President of the Management Board of KGHM Polska Miedź S.A. while by Resolutions Nrs 29 /V/04, 30/V/04 and 31/V/04 the following persons were appointed to the Management Board: Andrzej Kowalczyk, Andrzej Krug and Marek Szczerbiak. By Resolution Nr 28/V/04 Jarosław Andrzej Szczepek has been appointed as I st Vice President of the Management Board.
Following these changes the Management Board of KGHM Polska Miedź S.A. was comprised of the following persons:

Wiktor Bładek	President of the Management Board
Jarosław Andrzej Szczepek	I st Vice President of the Management Board Vice President of the Management Board for Finance-Economics
Andrzej Kowalczyk	Vice President of the Management Board for Equity Investments
Andrzej Krug	Vice President of the Management Board for Employee Affairs
Marek Szczerbiak	Vice President of the Management Board for Production

4. COMBINED DATA OF THE FINANCIAL STATEMENTS.

The financial statements of the Company for the given period and comparable prior period were prepared as combined statements of the Company's divisions – each having its own accounting system - following elimination of mutual revenues and costs and of mutual debtor and creditor balances.
KGHM Polska Miedź S.A. as a dominant entity prepares and publishes consolidated financial statements.

5. MERGER OF COMPANIES

There were no mergers with other companies either in the current reporting period or in the comparable prior period.

6. GOING CONCERN CONSIDERATION

The statements of the Company have been prepared under the going concern concept. There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

7. COMPARABILITY OF STATEMENTS

To ensure comparability, data for the half year 2003 and the full year 2003 were restated with respect to the presentation of the result from the sale of hedging instruments, to changes in the exchange rate for valuation of

KGHM Polska Miedź S.A. SA-P 2004 in 000' PLN

assets and liabilities denominated in foreign currencies and to the valuation by the equity method of shares in subordinated entities. A description of these differences in relation to previously-published reports is presented in Additional Explanatory Note nr 16.

8. ADJUSTMENTS ARISING DUE TO AUDITOR OPINIONS.

There were no qualifications to the financial statements of the Company in the auditor's opinions in the comparable prior periods.

9. ACCOUNTING PRINCIPLES, VALUATION METHODS

In the presented periods the Company applied the following accounting principles and valuation methods as outlined in the Accounting Act dated 29 September 1994, and in the Industry Accounting Principles and Chart of Accounts of KGHM Polska Miedź S.A. in force as at 1 January 2002.

9.1. Intangible assets

Intangible assets include:
- acquired property rights – author's property rights and related rights, licenses, concessions, rights to inventions, patents, trademarks, utility and decorative designs, know-how,
- research and development costs of successfully-completed projects to be utilised in the production of new products or improved technology, and
- purchased goodwill,

as well as the above rights used under a lease, rental or other similar agreement, if such an agreement met one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.
Intangible assets are valued at:
- the purchase cost for acquired property rights,
- the costs incurred for capitalised research and development projects, and
- the difference between the purchase price of an entity or its organised part, and the lower fair value of acquired net assets, for goodwill.

The initial value of intangible assets is decreased by accumulated planned depreciation and write-offs due to permanent diminution in value.
Depreciation of intangible assets is based on the straight line method, adapted to the anticipated period of use, as well as in the following manner:
- full depreciation of intangible assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the Tax Law,
- over a period of 5 years for costs of research and development projects;
- over a period of 5 years for goodwill and, in individually-justified cases, over a period of 20 years, and
- for acquired property rights, over the period of their useful life, established individually for the elements of these property rights.

9.2 Tangible fixed assets

Tangible fixed assets include:
- • fixed assets
- property, i.e. own land as well as acquired right to perpetual usufruct to land, also structures, buildings and premises constituting a separate property, as well as rights to housing or business premises,
- machines, equipment, vehicles, etc.,
- improvements to external fixed assets (at the level of costs incurred),
- livestock, and
- • fixed assets under construction and advances on fixed assets under construction.

In addition, fixed assets include future mine closure costs. These costs, after being discounted, increase the initial value of fixed assets and are subject to depreciation beginning from the moment they are brought into use, proportionally to the period as established in the schedule of liquidation.
Fixed assets also include external fixed assets used under a lease, rental or other similar agreement, if said agreement meets one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.
The Company recognises as off-balance sheet the following items:
- State Treasury land received for perpetual usufruct, its valued based on property assessment documents, these documents being the basis for making usufruct payments,

- external fixed assets, used based on agreements which do not meet the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994,
- fixed assets destined to be liquidated, until the liquidation, and
- low-value assets meeting conditions for classification as fixed assets excluded from the balance sheet based on Art. 4 section 4 of the Accounting Act.

Fixed assets – the initial value of fixed assets is their purchase cost, and in the case of fixed assets manufactured by the Company, their manufacturing cost.
Fixed assets disclosed or obtained free of charge are valued at the sale price of the same or similar assets. The initial value of a fixed asset is increased by expenditure on its improvement.
Initial value and previously-made depreciation write-offs of fixed assets are revalued based on separate rulings, though in no case being higher than fair value. Any difference arising on revaluation is recognised under revaluation reserve.
The Company makes write-offs of fixed assets due to permanent diminution of value, revaluing these fixed assets to the net saling price or to otherwise-evaluated fair value.

The Company applies balance sheet depreciation write-offs based on principles outlined in the Accounting Act dated 29 September 1994, as well as internal regulations approved by the Management Board of the Company, i.e.:
- the Industry Table of Depreciation Rates, and
- the Industry Catalog for Selection of Additional Balance Sheet Depreciation Rates.

Depreciation write-offs are made based on the following principles:
1. full depreciation of fixed assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the tax law,
2. fixed assets being the initial or complex equipment for a given site, whose value does not exceed the amount of fixed assets permitted to be fully depreciated under corporate income tax rules, are depreciated over a period between 3 and 5 years, and
3. other fixed assets are depreciated by the straight line method, i.e. by systematic write-off of their initial value over the anticipated period of their useful life, in equal monthly increments proportionally to their planned period of depreciation.

The Company periodically reviews its fixed assets depreciation rates. Further information in this regard may be found in note 2A.

In the current financial period the Company used non-depreciable external fixed assets based on lease agreements.
Fixed assets under construction – the initial value of fixed assets under construction is their purchase cost, and in the case of manufactured assets, their manufacturing cost.
The value of fixed assets under construction is decreased by permanent diminution of value to the net sale price or to otherwise-estimated fair value.

9.3. Long term investments

The Company recognises as long term investments assets acquired to obtain an economic gain arising from their increase in value, from interest gains, dividends, profit sharing or other benefits.
The following are recognised as long term investments:
- financial assets - shares, long term loans granted and other financial assets, including long term bank deposits,
- investment properties and intangible assets not used by the Company, and
- other long term investments.

Beginning from 1 January 2004 investments which are recognised as non-current assets are valued as follows:
- shares in subordinated entities - by the equity method,
- long term financial assets which have an active market - by market value,
- loans granted, excepting those designated for trading purposes - by their adjusted purchase price estimated based on the effective interest rate,
- other long term assets, including investment properties and intangible assets - by their purchase price.

Long term investments denominated in foreign currencies are valued based on the average exchange rate set for a given currency by the National Bank of Poland (NBP).

KGHM Polska Miedź S.A. SA-P 2004 in 000' PLN

9.4. Inventory

Inventory is comprised of:
- materials ,
- semi-finished products and work in progress,
- finished goods,
- goods for resale, and
- advances on deliveries.

Inventories are valued in accordance with the following principles:
- additions of materials and goods for resale at purchase cost,
- manufactured materials – at manufacturing cost,
- production wastes - at net realisable value,
- disposal of materials and goods for resale – calculated on the basis of weighted average costs for the given item,
- materials and goods for resale in stock - calculated on the basis of weighted average costs as for disposal,
- own products- finished products and semi-finished products - are valued at manufacturing cost, calculated on the basis of average costs for the period since the beginning of the financial year.

At the balance sheet date inventories are valued based on the above-mentioned principles, but not higher than the net selling price.

9.5. Long term contracts

The Company applies a valuation method to each long term contract separately, depending on the individual conditions for realisation of each contract. At the balance sheet date there were no long term contracts meeting valuation requirements covered by Art. 34 a.

9.6. Debtors

Recognised as debtors are assets of a reliable estimated value characterised as bringing probable benefits to the Company.
From the point of view of maturity, these debtors are recognised as either long term or short term assets.
The Company recognises as long term assets those debtors having a maturity date of over 12 months from the balance sheet date, in all cases excepting those of trade debtors.
The Company recognises trade debtors as short term assets regardless of their maturity date, as well as all other types of debtors having a maturity date of less than 12 months from the balance sheet date.

Debtors are valued at the amount payable, with the prudence principle retained. Interest for delay in payments of debtors are calculated based on contractual agreement.
Beginning on 1 January 2004 debtors denominated in foreign currencies as at the date of the operation and at the balance sheet date are valued at the average exchange rate set for the given currency by the NBP.
The Company creates provisions for doubtful debt.

9.7. Short term investments

The Company recognises as short term investments those assets which are payable, due or designated for disposal within 12 months from the balance sheet date or from the date of their arising, issuance or acquisition, or representing cash and cash equivalents.

The following are recognised as short term investments:
1. short term financial assets
- shares and other securities, loans granted, other financial assets including term bank deposits and interest accrued on financial assets being payable or due within 3-12 months from the date of their receipt, issuance, acquisition or from establishment of the asset,
- cash on hand and cash in current bank accounts,
- other cash and cash equivalents,
- other monetary assets, which include financial investments with high liquidity, and easily exchangeable for known cash amounts, and
2. other short term investments.

Short term investments are valued at their purchase cost, or at their purchase price if the transaction and settlement costs are immaterial.
At the balance sheet date short term investments are valued at the lower of purchase cost and market value. When the financial asset isn't noted at the active market, its valuation is based on an individually-estimated fair value, if such value is lower than the purchase cost (price).
Investments denominated in foreign currencies as at their acquisition date and at the balance sheet date are valued at the average exchange rate set for the given currency by the NBP.

9.7.1 Derivative financial instruments

1. Recognition and measurement of derivative financial instruments in the balance sheet

Derivative financial instruments are recognised in the books at the moment when the Company becomes a party to a contract. Purchased instruments are initially accounted for as short term financial assets at their initial value, representing the purchase cost of the given instrument, or – in the case of sold instruments – in short term liabilities, at the selling price of the given instrument. In the case of options the initial value represents the premium obtained or paid, and reflects transaction costs. Embedded derivative financial instruments are extracted from a mixed agreement containing an embedded derivative financial instrument and are recognised in the books at the date when the agreement is entered into, if all of the following conditions are met:

- The agreement containing the embedded derivative financial instrument (a mixed agreement) is not valued at its fair value, whose changes are recognised under financial income or costs,
- The nature of the embedded derivative financial instrument and its related risks are not closely connected to the nature of the underlying agreement and its related risks,
- A separate instrument, whose nature is comparable to that of an embedded derivative financial instrument, would meet the definition of a derivative financial instrument,
- It is possible to establish a trustworthy fair value for embedded instruments.

At the balance sheet date derivatives are revalued to fair value. Derivatives having a fair value above zero are treated as financial assets and are shown in short term financial assets, while instruments having a negative value are treated as financial liabilities and are shown in short term liabilities.

2. Fair value

Estimated fair value is equal to the amount recoverable or payable to close an outstanding position at the balance sheet date. Where possible, the market value was obtained. In the case of copper buy or sell commodity forwards the fair value was estimated based on the official LME closing prices as at the balance sheet date for given maturity dates. For silver we applied the LBM *fixing* price, also at the balance sheet date, and silver lease rates for the given maturity dates. In other situations an appropriate valuation model was applied which made use either of market data as at the balance sheet date, or of fair value quotations given by brokers.

2.1 Presentation of fair value changes and gains or losses from realisation of derivative instruments.

Presentation of the effects of changes in fair value or gains or losses from the realisation of derivative instruments depends on their intended use. The instruments are divided into hedging instruments and instruments held for trading. Hedging instruments are classified as fair value hedges and future cash flow hedges. In addition, derivative instruments are divided into commodity market instruments and currency instruments.

2.2 Presentation of instruments held for trading

Profits and losses arising from changes in the fair value of instruments held for trading, due either to their valuation at the balance sheet date or to their realisation, are presented as either financial costs or financial income in the income statement, in the period in which they arose.

2.3 Presentation of hedging instruments

Hedging, for accounting purposes, means designating one or more hedging instruments in such a way that the change in their fair value would offset fully or partially the change in fair value of the hedged item or future cash flow arising from it.

a) *Fair value hedges*

A derivative instrument used to hedge fair value is one which:

- hedges the risk of changes in the fair value of recognised assets or liabilities (or their parts) and which may be assigned to a particular type of risk associated with such elements, and
- will have an impact on the reported net profit or loss.

Gains and losses arising from changes in fair value due to the valuation of instruments used as fair value hedges at the balance sheet date are presented as financial costs or income in the income statement, in the period in which they arose.

Simultaneously, profits or losses on a hedged position which may be assigned to a given risk adjust the carrying value of the hedged item and are immediately recognised in the income statement.

b) *Cash flow hedges*

Cash flow hedges:
- hedge the exposure to variability of cash flows, that is attributable to a particular type of risk associated with a recognised asset or liability, or a forecasted future transaction, and that
- will affect reported net profit or loss

A hedge of future valid commitment is also recognised as a cash flow hedge.

Profits and losses arising from changes in fair value of cash flow hedges are presented as a separate item under equity, in that portion in which the instrument represents an effective hedge of the associated hedged item. The portion which is ineffective is taken directly to the income statement.

If the hedged future valid commitment or forecasted transaction results in recognition of an asset or liability in the balance sheet, then, at the time the asset or liability is recognised, all associated gains and losses that were recognised in equity are removed from this position and are reflected in the purchase cost or other carrying amount of the asset or liability. Gains or losses having arisen from this hedging instrument are recognised in the income statement when the given asset or liability affects the income statement.

2.4 Dedesignation of hedges

The Company ceases to recognise financial instruments in its accounts as hedging instruments upon their expiry, sale, termination or realisation, or when the Company withdraws a designation of a given financial instrument as a hedge. The Company may designate a given instrument as a hedge in a new or different hedging relationship or use it as a hedge of another type of risk.

In such a case, gains or losses arising from cash flow hedges in periods defined by the above-mentioned events are retained in equity until the hedged item is realised.

If the hedge of future valid commitment or forecasted transaction becomes ineffective because the hedged position no longer meets the definition of future valid commitment, or because of the possibility that the forecasted transaction will not take place, then the profit or loss shown in equity is immediately transferred to the income statement.

9.7.2. Foreign-denominated bank loans as a future cash flow hedging transaction

Currency Risk Management within the Company

According to Risk Management Policy, the Company, wishing to avoid exposure to currency risk arising from indebtedness, makes use of natural hedges by financing from loans denominated in US dollars.

The accounting policy applied should reflect such hedges in the financial statements of the Company.

The risk management's goal is to eliminate currency risk connected with future, highly probable revenues from sales in US dollars.

By incurring liabilities in the same currency in which it earns its revenues (forecast future sales transactions denominated in USD), the Company avoids exposure to the currency risk related to the said revenues in the amount of the credit drawn.

Credit drawn in US dollars is a hedging instrument against the currency risk connected with forecasted future sales in US dollars.
This hedge relates to revenues which will take place after the liabilities (credit) maturity date.
Thanks to this hedging, the Company achieves a stable spot exchange rate for future revenues for the period of the hedge.
At the hedging instrument maturity date, i.e. on the foreign currency liabilities repayment date, this hedging relationship expires.
This hedging relationship is of a future cash flow hedging nature.

9.8 Prepayments,

The Company recognises under prepayments costs incurred or assets consumed which relate to future financial periods. The value of these costs was based on their future economic benefits.

Prepayments consist of:
- one time payments of wages together with charges,
- R&D costs, until their completion,
- annual payments due to property and personal insurance, subscriptions to periodicals, perpetual usufruct of land, rent payments received in advance, etc.,
- one-off depreciation write-offs of fixed assets, being the initial or complex equipment for a given site,
- new production preparation costs,
- social fund (ZFŚS) write-offs settled within the year, and
- interest paid in advance on bank and other loans.

Prepayments also include deferred tax assets.

From the point of view of their period of settlement, prepayments are qualified as short term or long term assets.

The Company applies an individually-estimated period to write-offs of prepayments, depending on the type and amount of the item.
Valuation of prepayments as at the balance sheet date reflects the prudence principle.

9.9. Equity

Equity consist of:
- share capital shown at nominal value,
- reserve capital created and utilised pursuant to Company Statutes,
- revaluation reserve – capital from revaluation of fixed assets and from revaluation of derivative instruments to their fair value, in that part reflecting an effective hedge,
- reserve capital created for purposes outlined by the Statutes of the Company,
- retained profit or uncovered losses from prior years, and
- net profit from the current financial period.

9. 10. Liabilities

The Company recognises as liabilities the obligation, arising from past events, to provide benefits of clearly defined value which lead to the use of current or future assets of the Company.

The Company includes as liabilities:
- financial liabilities due to bank and other loans, the issuance of debt securities, financial instruments, etc.
- trade liabilities,
- liabilities due to customs, taxation, insurance and other public obligations,
- liabilities due to wages, and
- all other types of liabilities.

Also recognised as liabilities are:
- provisions for liabilities, whose maturity date is uncertain, but whose value may be reliably estimated,

- special funds – the Company Social Fund (ZFŚS) and others, and
- accruals and deferred income.

Liabilities are valued at their nominal value on the date they arise.
At the balance sheet date they are valued at the payable amount – together with interest payable or the revaluation of claims – at a level specified by contract and including exchange rate differences arising from the valuation of liabilities at the exchange rate in force.
Liabilities denominated in foreign currencies as at their date of arising and at the balance sheet date are valued at the average exchange rate set for the given currency by the NBP.

9.10.1 Contingent liabilities – off-balance sheet.

The Company recognises as contingent liabilities potential future obligations to provide benefits, whose arising is dependent upon the existance of specified events in the future.

The following are recognised as contingent (off-balance sheet) liabilities among others:
- guarantees, securities and bills of exchange granted to third parties, arising from agreements,
- liabilities due to compensation for damages arising in connection with the Company's economic activities, for cases remaining in proceedings,
- suspended contingent environmental penalties,
- liabilities arising from innovation contracts, calculated based on future effects, and
- liabilities to the State Treasury due to freely-granted perpetual usufruct of land, in an amount reflecting the valuation of such land based on property assessment documents.

9.10.2 Provisions

The Company creates provisions for certain or probable future liabilities, whose value may be reliably estimated.
Provisions are created, among others, for the following liabilities:
- deferred income tax, created in connection with the positive temporary differences between the book value of assets and equity and liabilities and their taxable value,
- future employee benefits due to jubilee bonuses, retirement benefits and coal equivalent payments paid after the employment period,
- future mine closure costs, following mining excavation,
- the effects of legal and administrative proceedings,
- the granting of guarantees, securities and other similar liabilities, from the moment in which the risk of incurring expenses on behalf of a third party arises, and
- other future liabilities arising from unresolved issues.

The Company itself estimates the value of provisions.
The deferred income tax provision is set at the amount of taxation due for payment in the future, and reflects in most instances, the prevailing income tax rate of the year in which the tax liability arises.
The provision for future employee benefits is set at an amount estimated by actuarial methods.
The separation of provisions into long and short term is done based on proportions set using statistical methods by an actuary.
The provision for mine closure costs is set in accordance with the principles of IAS 16.

9.10.3 Accruals

The Company recognises as accruals, recognised in the balance sheet under equity and liabilities, probable liabilities chargeable to the current financial period which arise from benefits obtained by the Company from contracted parties, if the value of the liability is known or may be reliably estimated, or which arise from the obligation to provide future benefits based on current activities, whose value may be reliably estimated.

Accruals include:
- wages together with charges paid once a year,
- accounting for the cost of fees arising from the appropriation of production, if they were not recognised as non-invoiced liabilities,
- short term provisions due to unutilised vacations, revalued at year-end, and

- other short term provisions matched to revenues, representing future liabilities estimated on the basis of signed agreements or other reliable estimates.

9.10.4 Deferred income

Deferred income includes:

- the equivalent amount of payments received or due from contracted parties, documented by VAT invoice due to benefits whose realisation will occur in future periods,
- income due, based on the valuation of long term contracts,
- cash and cash equivalents received to finance the acquisition or creation of fixed assets under construction and of research projects which are settled simultaneously to depreciation write-off of fixed assets financed by these sources,
- the value of fixed assets, fixed assets under construction and of intangible assets, obtained free of charge, including as a donation, which are settled simultaneously to depreciation write-off of these assets, and
- negative goodwill, arising when the purchase price of an entity or an organised part thereof is lower than the fair value of net assets acquired.

9.11 Revenues, costs, financial result

9.11.1 Revenues

The Company recognises as revenues from sales the probable realisation in the financial period of economic benefits, of a reliably-determined amount, in the form of an increase in the value of assets, or decrease of liabilities, which lead to an increase equity in a manner other than the granting of funds by its owners. Revenues from sales are adjusted by the result from the settlement of commodity hedging instruments.

The Company also recognises the following as revenues:

1. other operating income, connected indirectly with its economic activities:

- gain on the disposal of fixed assets, fixed assets under construction and of intangible assets,
- write-offs of subsidies received to finance the acquisition or creation of fixed assets, fixed assets under construction and research projects,
- write-offs of fixed assets and of intangible assets obtained free of charge or by donation,
- provisions released which were created in prior periods,
- the reversal of write-offs revaluing assets, upon elimination of the reason for which the write-offs were made,
- penalties and compensation received,
- funds recovered from the liquidation of fixed assets,
- adjustments to operating income from prior years, and
- other similar income.

2. financial income

- dividends and income from profit sharing,
- interest on investments, from funds on current bank accounts and from delay in payments from debtors,
- gain on the disposal of investments, including from the settlement of currency hedging instruments,
- surpluses of positive exchange rate differences over negative,
- the revaluation of short and long term investments, in that part not accounted for as revaluation reserve, and the effects of revaluation by the equity method of shares in subordinated entities,
- the release of provisions created for financial liabilities, and
- other financial income.

3. extraordinary gains, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing business activities.

9.11.2 Costs

The Company recognises as costs the probable decrease in the financial period of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of liabilities and provisions, which lead to a decrease in equity or an increase in negative equity in a manner other than the withdrawing of funds by its shareholders or owners.
A by-type costs account is maintained, as well as the cost centers and types of activities.

The Company also recognises the following as costs:

1. other operating costs, i.e. costs indirectly connected with operating activities:

- losses from the disposal of tangible fixed assets and intangible assets,
- the revaluation of non-financial assets, in that part not accounted for as equity,
- the amount of donated tangible assets and cash,
- the creation of provisions for future liabilities and anticipated costs (with the exception of provisions for financial liabilities),
- the payment of compensation, penalties, fines and court costs,
- costs connected with the liquidation of tangible fixed assets,
- the cost of unutilsed production capacity caused by external factors, and
- other similar costs connected indirectly with operating activities.

2. financial costs

- interest on financial and other liabilities, including delay in payments,
- losses from the disposal of investments, including from the settlement of currency hedging instruments,
- write-offs revaluing investments, due to permanent diminution in value, effects of revaluation by the equity method of shares in subordinated entities
- surpluses of negative exchange rate differences over positive,
- the creation of provisions for financial liabilities, and
- other financial costs,

3. extraordinary losses, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing operating activities

Data of the comparable financial periods were restated to the principles prevailing in the current period.

10. AVERAGE EXCHANGE RATE.

In the current period and in the comparable prior period the average Polish zloty exchange rates in relation to the EUR, as set by the Polish National Bank, were as follows:

		current period	comparable period
1.	exchange rate on the last day of the period	4.5422	4.4570
2.	average rate calculated as the mathematical average of the rates on the last day of each month of the period	4.7311	4.3110
3.	highest rate in the period (Tab.nr 42/A/NBP/2004, Tab. nr 124/A/NBP/2003)	4.9149	4.4896
4.	lowest rate in the period (Tab.nr 126/A/NBP/2004, Tab.nr 2/A/NBP/2003)	4.5422	3.9773

11. BASIC ITEMS OF THE BALANCE SHEET, INCOME STATEMENT AND CASH FLOW STATEMENT IN EUR.

as on the last day in 000' EUR

		current period	comparable period
1.	Basic balance sheet items		
	Assets in total	1 902 204	1 749 097
I	Non-current assets	1 385 000	1 322 621
II	Current assets	517 204	426 476
	Equity and liabilities	1 902 204	1 749 097

I	Equity	1 021 349	835 089
II	Liabilities and provisions for liabilities	880 855	914 008

The PLN/EUR exchange rate used for calculating the balance sheet data on the last day of the current period, as set by the NBP for that date, was 4.5422.
The PLN/EUR exchange rate used for calculating the balance sheet data on the last day of the comparable period, as set by the NBP for that date, was 4.4570.

2. Basic income statement items in 000' EUR

		current period	comparable period
I	Revenues from the sale of products, goods for resale and materials	680 710	514 019
II	Cost of sale of products, goods for resale and materials	427 563	419 169
III	Gross profit (loss) from sales	253 147	94 850
IV	Profit (loss) from sales	198 003	38 176
V	Operating profit (loss)	192 996	29 419
VI	Profit (loss) before extraordinary items and taxation	251 918	63 855
VII	Extraordinary items		-
VIII	Profit (loss) before taxation	251 918	63 859
IX	Net profit (loss)	206 540	49 964

For calculating the income statement for the current period the PLN/EUR exchange rate was calculated as the mathematical average of the rates on the last day of each month of the period, which was set by the NBP for that date as 4.7311.
For calculating the income statement for the comparable period the PLN/EUR exchange rate was calculated as the mathematical average of rates on the last day of each month of the period, which was set by the NBP for that date as 4.3110.

3. Basic cash flows items in 000' EUR

		current period	comparable period
A	Net cash flow from operations	169 167	55 501
B	Net cash flow from investing activities	(16 192)	(32 825)
C	Net cash flow from financing activities	(117 070)	(11 813)
D	Total net cash flow (A+/-B+/-C)	35 905	10 862
E	Change in balance of cash and cash equivalents	36 782	10 955
F	Cash and cash equivalents – beginning of the period	57 735	29 532
G	Cash and cash equivalents – end of the period	98 259	37 145

For calculating the cash flow statement for the current period the following PLN/EUR exchange rates were applied:
- data in A,B,C,D, E – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 4.7311
- data in F – as set by the NBP as at 31 December 2003, i.e. 4.7170
- data in G – as set by the NBP as at 30 June 2004, i.e. 4.5422.

For calculating the data of the cash flow statement for the comparable period the following PLN/EUR exchange rates were applied:
- data in A,B,C,D, E – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 4.3110
- data in F – as set by the NBP as at 31 December 2002, i.e. 4.0202
- data in G – as set by the NBP as at 30 June 2003, i.e. 4.4570.

KGHM Polska Miedź S.A. SA-P 2004 EXEMPTION NUMBER: 82-4639 in 000' PLN

12. DIFFERENCES BETWEEN POLISH AND INTERNATIONAL ACCOUNTING STANDARDS.

The Company applies accounting principles and methods in accordance with the Accounting Act of 29 September 1994. The financial result and certain balance sheet items differ in amount from that which would be shown in financial statements prepared in accordance with International Accounting Standards ('IAS').

Differences between the accounting principles applied by the Company and those of IAS/IFRS arise as a result of the matters described below:

12.1 Accounting for the effects of hyperinflation in prior years

In the financial statements of the Company the effects of hyperinflation were not accounted for in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies. This relates to fixed assets purchased until the ending of a hyperinflationary period.

12.2 Revaluation of fixed assets

A portion of fixed assets is shown at a revalued amount determined as at 1 January 1995 in accordance with a Ruling by the Minister of Finance dated 20 January 1995 (Dz.U. Nr 7 item 34). The method applied for the revaluing of fixed assets does not however fulfil the requirements of IAS concerning the revaluation of fixed assets since, according to IAS, on the balance sheet date the revalued amount should not significantly differ from the fair value of the asset. The most recent revaluation of fixed assets was carried out by the Company based on the level of prices in September 1994, as a result of which the estimated value may significantly differ from the fair value of fixed assets as at the end of the period.

12.3 Differing periods of use for elements comprising fixed assets

Elements comprising fixed assets are depreciated based on a single depreciation rate. Pursuant to IAS 16 elements comprising fixed assets should be depreciated in accordance with their period of use.

12.4 Specialised spare parts and servicing equipment

In the financial statements of the Company spare parts and servicing equipment are accounted for as an element of inventory. According to IAS 16, specialised spare parts and servicing equipment which are utilised for a period longer than one year, or are utilised solely for either maintenance or for the servicing of certain fixed assets, should also be included amongst fixed assets and depreciated for a period not longer than the related fixed asset.

12.5 Scope of disclosures

The requirements of certain International Accounting Standards comprise a broader scope of disclosures than that of this half – year report.

BALANCE SHEET	Note	H1/2004	2003	H1/2003
ASSETS				
I. Non-current assets		6 290 949	6 220 756	5 894 921
1. Intangible assets, of which:	1	51 957	23 896	15 538
- goodwill				
2. Tangible fixed assets	2	3 109 301	3 132 309	2 975 681
3. Long term debtors	3, 8	46 716	46 716	46 614
3.1. From related entities		44 876	44 876	44 687
3.2. From other entities		1 840	1 840	1 927
4. Long term investments	4	2 802 468	2 717 588	2 619 770
4.1. Investment property				
4.2. Intangible assets				
4.3. Long term financial assets		2 802 468	2 717 588	2 619 770
a) in related entities, of which:		2 741 413	2 656 359	2 555 583
- shares in subordinated entities valued by the equity method		1 359 294	1 276 599	1 081 544
b) in other entities		61 055	61 229	64 187
4.4. Other long term investments				
5. Long term prepayments	5	280 507	300 247	237 318
5.1. Deferred income tax asset		279 201	299 000	233 781
5.2. Other prepayments		1 306	1 247	3 537
II. Current assets		2 349 242	2 085 243	1 900 806
1. Inventories	6	802 390	776 931	851 880
2. Short term debtors	7, 8	655 906	543 535	522 660
2.1. From related entities		74 679	50 499	43 008
2.2. From other entities		581 227	493 036	479 652
3. Short term investments		849 832	759 430	483 725
3.1 Short term financial assets	9	849 832	759 430	483 725
a) in related entities		4 000	3 515	773
b) in other entities		401 007	481 515	317 254
c) cash and cash equivalents		444 825	274 400	165 698
3.2. Other short term investments				
4. Short term prepayments	10	41 114	5 347	42 541
Total assets		8 640 191	8 305 999	7 795 727
EQUITY AND LIABILITIES				
I. Equity		4 639 170	3 655 189	3 721 992
1. Share capital	12	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid (negative value)				
3. Treasury shares (negative value)	13			
4. Reserve capital	14	1 624 204	1 194 236	1 190 378
5. Revaluation reserve	15	425 051	436 164	933 084
6. Other reserve capital	16			
7. Retained profit (uncovered loss) from prior years		(387 245)	(612 349)	(616 866)
8. Net profit (loss)		977 160	637 138	215 396
9. Write-off of net profit in the financial year (negative value)	17			
II. Liabilities and provisions for liabilities		4 001 021	4 650 810	4 073 735
1. Provisions for liabilities	18	1 312 318	1 322 485	1 404 022
1.1. Deferred income tax provision		196 547	202 729	282 503
1.2. Provision for retirement and related benefits		684 344	671 629	669 851
a) long term		632 109	619 978	621 296
b) short term		52 235	51 651	48 555
1.3. Other provisions		431 427	448 127	451 668
a) long term		399 055	407 742	412 017
b) short term		32 372	40 385	39 651
2. Long term liabilities	19	939 677	1 420 447	9 126
2.1. Toward related entities		3 132		
2.2. Toward other entities		936 545	1 420 447	9 126
3. Short term liabilities	20	1 545 226	1 758 077	2 487 850
3.1. Toward related entities		137 757	133 714	127 348
3.2. Toward other entities		1 333 291	1 565 498	2 292 544
3.3. Special funds		74 178	58 865	67 958
4. Accruals and deferred income	21	203 800	149 801	172 737
4.1. Negative goodwill				
4.2. Other accruals and deferred income		203 800	149 801	172 737
a) long term		2 562	2 630	2 011
b) short term		201 238	147 171	170 726
Total equity and liabilities		8 640 191	8 305 999	7 795 727

Net assets		4 639 170	3 655 189	3 721 992
Shares outstanding		200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	22	23.20	18.28	18.61
Diluted shares outstanding				
Diluted net assets per share (in PLN)	22			

OFF-BALANCE SHEET ITEMS	Note	H1/2004	2003	H1/2003
1. Contingent debtors	23	74 249	44 590	44 172
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)		74 249	44 590	44 172
- received guarantees				
- contested State budget issues		73 762	43 992	43 992
- other		487	598	180
2. Contingent liabilities	23	3 518	17 357	
2.1. Toward related entities (due to)		3 518	17 357	
- granted guarantees		3 518	17 357	
2.2. Toward other entities (due to)				
- granted guarantees				
3. Other (due to)		278 451	285 989	264 968
- liabilities on bills of exchange		4 000	8 000	
- perpetual usufruct of State Treasury land		176 019	170 302	173 039
- leased fixed assets		3 567	6 886	3 639
- commitments due to implementation of R&D projects, and other unrealised agreements		93 753	99 885	59 607
- contested State budget liabilities				24 103
- other unresolved and disputed issues etc.		1 112	916	4 580

EXEMPTION NUMBER: 82-4639

INCOME STATEMENT	Note	H1/2004	H1/2003
I. Net revenue from the sale of products, goods for resale and materials, of which:		3 220 507	2 215 934
- from related entities		678 646	457 619
1. Net revenue from the sale of products	24	3 204 390	2 205 761
2. Net revenue from the sale of goods for resale and materials	25	16 117	10 173
II. Cost of products, goods for resale and materials sold, of which:		(2 022 844)	(1 807 036)
- for related entities		(379 301)	(363 976)
1. Cost of manufactured products sold	26	(2 008 714)	(1 798 393)
2. Cost of goods for resale and materials sold		(14 130)	(8 643)
III. Gross profit (loss) (I-II)		1 197 663	408 898
IV. Selling costs	26	(38 589)	(40 187)
V. General administrative costs	26	(222 303)	(204 133)
VI. Profit (loss) from sales (III-IV-V)		936 771	164 578
VII. Other operating income		37 960	35 810
1. Gain on disposal of non-financial assets			329
2. Subsidies		332	136
3. Other operating income	27	37 628	35 345
VIII. Other operating costs		(61 649)	(73 563)
1. Loss from disposal of non-financial assets		(212)	
2. Revaluation of non-financial assets		(6 005)	(36 651)
3. Other operating costs	28	(55 432)	(36 912)
IX. Operating profit (loss) (VI+VII-VIII)		913 082	126 825
X. Financial income	29	491 866	380 783
1. Dividends and share in profit, of which:		70 398	47 768
- from related entities		68 872	47 643
2. Interest, of which:		62 738	57 946
- from related entities		49 877	47 732
3. Gain on the sale of investments	31	112 121	64 722
4. Revaluation of investments		191 244	190 386
5. Other		55 365	19 961
XI. Financial costs	30	(213 101)	(232 329)
1. Interest, of which:		(30 272)	(47 855)
- to related entities		(191)	(21)
2. Loss from the sale of investments	31		
3. Revaluation of investments		(160 603)	(150 929)
4. Other		(22 226)	(33 545)
XII. Profit (loss) before extraordinary items and taxation (IX+X-XI)		1 191 847	275 279
XIII. Result on extraordinary items (XIII.1.-XIII.2.)			16
1. Extraordinary gains	32	20	20
2. Extraordinary losses	33	(20)	(4)
XIV. Profit (loss) before taxation (XII+/-XIII)		1 191 847	275 295
XV. Taxation	34	(214 687)	(59 899)
a) current taxation		(211 319)	(59 344)
b) deferred taxation		(3 368)	(555)
XVI. Other obligatory deductions from profit (loss increase)	35		
XVII. Share in net profit (loss) of subordinated entities valued by the equity method	36		
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)		977 160	215 396

Net profit (loss) (annualised)		1 400 902	453 480
Weighted average number of ordinary shares		200 000 000	200 000 000
Net profit (loss) per share (in PLN)	38	7.00	2.27
Weighted average diluted number of ordinary shares			
Diluted net profit (loss) per ordinary share (in PLN)	38		

EXEMPTION NUMBER: 82-4639

STATEMENT OF CHANGES IN EQUITY	H1/2004	2003	H1/2003
I. Equity - beginning of the period	4 006 502	4 010 925	4 010 925
a) changes of accounting policies	(351 313)	(612 349)	(616 866)
b) corrections due to error			
I.a. Equity - beginning of the period, after adjustment with comparative data	3 655 189	3 398 576	3 394 059
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital			
a) increase, due to:			
- issue of shares			
b) decrease, due to:			
- redemption of shares			
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period			
2.1. Changes in called up capital not paid			
a) increase (due to)			
b) decrease (due to)			
2.2. Called up capital not paid - end of the period			
3. Treasury shares - beginning of the period			
3.1. Changes in Treasury shares			
a) increase, due to:			
b) decrease, due to:			
3.2. Treasury shares - end of the period			
4. Reserve capital - beginning of the period	1 194 236	998 829	998 829
4.1. Changes in reserve capital	429 968	195 407	191 549
a) increase, due to:	429 968	259 796	255 938
- issue of shares over nominal value			
- from profit distribution (statutory)			
- from profit distribution (over statutorily-required minimum value)	411 557	254 546	254 546
- transfer from revaluation reserve	18 411	5 250	1 392
b) decrease, due to:		(64 389)	(64 389)
- coverage of losses		(64 389)	(64 389)
4.2. Reserve capital - end of the period	1 624 204	1 194 236	1 190 378
5. Revaluation reserve - beginning of the period	400 709	821 939	821 939
5.1. Changes in revaluation reserve	24 342	(385 775)	111 145
a) increase, due to:	549 245	514 040	248 835
- effects of changes of accounting policies	35 455		
- settlement of hedging instruments	430 683	100 997	8 916
- valuation of hedging transactions, in the effective part	83 107	297 087	219 850
- settlement of the effects of valuation of hedging instruments after change in the principle for establishing exchange rates			20 069
- excess of deferred income tax asset over deferred income tax provision		115 956	
b) decrease, due to:	(524 903)	(899 815)	(137 690)
- disposal of tangible fixed assets	(18 449)	(6 726)	(1 520)
- valuation of hedging transactions, in the effective part	(372 735)	(711 297)	(9 060)
- settlement of hedging instruments	(117 795)	(181 792)	(89 819)
- excess of deferred income tax provision over deferred income tax asset	(15 924)		(37 291)
5.2. Revaluation reserve - end of the period	425 051	436 164	933 084
6. Other reserve capital - beginning of the period			
6.1. Changes in other reserve capital			
a) increase, due to:			
b) decrease, due to:			
6.2. Other reserve capital - end of the period			

7. Retained profit (uncovered losses) from prior years - beginning of the period	411 557	190 157	190 157
7.1. Retained profit from prior years - beginning of the period	411 557	254 546	254 546
a) changes of accounting methodology (policies)			
b) corrections due to error			
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	411 557	254 546	254 546
a) increase, due to:			
- distribution of profit from prior years			
b) decrease, due to:	(411 557)	(254 546)	(254 546)
- transfer to reserve capital	(411 557)	(254 546)	(254 546)
7.3. Retained profit from prior years - end of the period			
7.4. Uncovered losses from prior years - beginning of the period		(64 389)	(64 389)
a) changes of accounting methodology (policies)	(386 768)	(612 349)	(616 866)
b) corrections due to error			
7.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data	(386 768)	(676 738)	(681 255)
a) increase, due to:			
- transfer of losses from prior years to be covered			
b) decrease, due to:	(477)	64 389	64 389
- coverage of loss from reserve capital		64 389	64 389
- other	(477)		
7.6. Uncovered losses from prior years - end of the period	(387 245)	(612 349)	(616 866)
7.7. Retained profit (uncovered losses) from prior years - end of the period	(387 245)	(612 349)	(616 866)
8. Net result	977 160	637 138	215 396
a) net profit	977 160	637 138	215 396
b) net loss			
c) write-off from profit			
II. Equity - end of the period	4 639 170	3 655 189	3 721 992
III. Equity, after adjustment for proposed profit distribution (coverage of losses)	4 639 170	3 655 189	3 721 992

EXEMPTION NUMBER: 82-4639

CASH FLOW STATEMENT	H1/2004	H1/2003
A. Cash flow from operations - indirect method		
I. Net profit (loss)	977 160	215 396
II. Total adjustments	(176 812)	23 869
1. Share in (profit) loss of entities valued by the equity method		
2. Depreciation	140 913	149 682
3. (Profit) loss on exchange rate differences	(3 221)	13 798
4. Interest and share in profits (dividends)	(93 632)	(51 306)
5. (Profit) loss on investing activities	272 409	536 164
6. Change in provisions	4 451	12 132
7. Change in inventories	(25 459)	(5 025)
8. Change in debtors	(117 101)	62 956
9. Change in short term liabilities, excluding bank and other loans	9 143	(56 139)
10. Change in prepayments and accruals	13 105	(54 767)
11. Other adjustments	(377 420)	(583 626)
III. Net cash flow from operations (I+/-II)	800 348	239 265
B. Cash flow from investing activities		
I. Inflow	240 843	112 965
1. The sale of intangible assets and tangible fixed assets	320	695
2. The sale of investments properties and intangible assets		
3. From financial assets, of which:	240 333	112 270
a) in related entities	118 364	95 126
- the sale of financial assets		
- dividends and share in profit	68 872	47 643
- repayment of long term loans granted		
- interest	49 492	47 483
- other inflow from financial assets		
b) in other entities	121 969	17 144
- the sale of financial assets	120 210	13 398
- dividends and share in profit	1 751	
- repayment of long term loans granted		
- interest	8	3 746
- other inflow from financial assets		
4. Other investment inflow	190	
II. Outflow	(317 450)	(254 475)
1. The purchase of intangible assets and tangible fixed assets	(226 447)	(131 163)
2. Investment properties and intangible assets		
3. For financial assets, of which:	(80 248)	(121 936)
a) in related entities	(16 401)	(91 500)
- the purchase of financial assets	(16 401)	(91 500)
- long term loans granted		
- other financial assets		
b) in other entities	(63 847)	(30 436)
- the purchase of financial assets	(63 847)	(30 436)
- long term loans granted		
- other financial assets		
4. Other investment outflow	(10 755)	(1 376)
III. Net cash flow from investing activities (I-II)	(76 607)	(141 510)

C. Cash flow from financing activities		
I. Inflow		6 000
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital		
2. Bank and other loans		6 000
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(553 870)	(56 927)
1. The purchase of own shares		
2. Dividends and other shareholder-related payments		
3. Other outflow from profit distribution, excepting shareholder-related payments		
4. Repayment of bank and other loans	(519 877)	(4 772)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements	(5 910)	(542)
8. Interest	(28 083)	(51 613)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	(553 870)	(50 927)
D. Total net cash flow(A.III+/-B.III+/-C.III)	169 871	46 828
E. Change in balance sheet total of cash and cash equivalents, of which:	170 425	47 227
- change in cash and cash equivalents due to exchange rate differences	554	399
F. Cash and cash equivalents - beginning of the period	275 442	118 727
G. Cash and cash equivalents - end of the period (F+/-D), of which:	445 313	165 555
- including those having limited rights of disposal	62 603	25 859

EXEMPTION NUMBER: 82-4639

ADDITIONAL INFORMATIONS AND EXPLANATIONS

A. EXPLANATORY NOTES

EXPLANATORY NOTES TO THE BALANCE SHEET

Note 1A.

INTANGIBLE ASSETS	H1/2004	2003	H1/2003
a. Research and development costs	4 509	5 212	2 475
b. Goodwill			
c. Purchased concessions, patents, licenses and similar items, of which:	47 448	18 684	13 063
- computer software	3 748	5 305	3 103
d. Other intangible assets			
e. Prepayments for intangible assets			
Total intangible assets	51 957	23 896	15 538

Note 1B.

MOVEMENTS IN INTANGIBLE ASSETS (by type)	a	b	c		d	e	
	research and development costs	goodwill	purchased concessions, patents, licenses and similar items	- computer software	other intangible assets	prepayments for intangible assets	Total intangible assets
a. Gross book value at the beginning of the period	8 025		63 571	18 885	81		71 677
b. Additions, due to:			174	105	32 347		32 521
- transfer from tangible fixed assets under construction			174	105			174
- used based on lease and other similar agreements					32 347		32 347
c. Disposals, due to:			(4 434)	(2 173)			(4 434)
- liquidation			(4 263)	(2 026)			(4 263)
- contribution in kind			(162)	(147)			(162)
- other decreases			(9)				(9)
d. Gross book value at the end of the period	8 025		59 311	16 817	32 428		99 764
e. Accumulated depreciation at the beginning of the period	2 813		44 887	13 580	81		47 781
f. Depreciation for the period, due to:	703		(742)	(511)	65		26
- current depreciation	703		3 653	1 636	65		4 421
- liquidation			(4 253)	(2 024)			(4 253)
- contribution in kind			(133)	(123)			(133)
- other decreases			(9)				(9)
g. Accumulated depreciation at the end of the period	3 516		44 145	13 069	146		47 807
h. Write-offs due to permanent diminution in value at the beginning of the period							
- additions							
- disposals							
i. Write-offs due to permanent diminution in value at the end of the period							
j. Net book value of intangible assets at the end of the period	4 509		15 166	3 748	32 282		51 957

EXEMPTION NUMBER: 82-4639

Note 1C.

INTANGIBLE ASSETS BY CLASS OF OWNERSHIP	H1/2004	2003	H1/2003
a. Intangible assets owned by the company	19 675	23 896	15 538
b. Intangible assets used on the basis of a rental, lease or similar agreements, including leasing agreements	32 282		
- an agreement for use of geological information related the "Głogów Głęboki - Przemysłowy" ("Deep Industrial Głogów") ore deposit	32 282		
Total intangible assets	51 957	23 896	15 538

Note 2A.

TANGIBLE FIXED ASSETS	H1/2004	2003	H1/2003
a. Fixed assets, of which:	2 611 285	2 703 202	2 619 499
- land (including perpetual usufruct of land)	9 585	8 359	8 138
- buildings, premises and land and water engineering infrastructure	1 477 406	1 517 615	1 531 853
- plant and machinery	1 087 372	1 138 290	1 045 749
- vehicles	29 926	31 449	27 210
- other tangible fixed assets	6 996	7 489	6 549
b. Fixed assets under construction	489 988	429 107	356 182
c. Prepayments for fixed assets under construction	8 028		
Total tangible fixed assets	3 109 301	3 132 309	2 975 681

The Company periodically reviews its fixed assets depreciation rates as applied to their period of exploitation. At present the Company is carrying out its annual review process, and plans to complete this process by the end of 2004. The potential exists that this review will indicate the necessity to make an adjustment of accumulated depreciation, which as a result may lead to an increase in the value of tangible fixed assets as well as of retained profit from prior years in the financial statements for 2004. Any eventual changes in this regard would have no impact either on future cash flows or on the revenues of the Company.

Due to security on a loan from Regional Enviromental Protection and Water Menagement Fund (Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej) security was attached to tangible fixed assets (dedusting facility for anode furnaces).

EXEMPTION NUMBER: 82-4639

Note 2B.

MOVEMENTS IN TANGIBLE FIXED ASSETS (BY TYPE)	- land (including perpetual usufruct of land)	- buildings, premises and land and water engineering infrastructure	- plant and machinery	- vehicles	- other tangible fixed assets	Total tangible fixed assets
a. Gross book value at the beginning of the period	8 446	3 869 320	3 633 727	115 561	46 576	7 673 630
b. Additions, due to:	1 599	11 541	81 869	2 041	675	97 725
- transfer from tangible assets under construction	238	11 468	75 832	2 041	675	90 254
- used based on lease agreements			5 934			5 934
- reclassification		73	103			176
- change of legal status on land from perpetual usufruct rights to own land	1 361					1 361
c. Disposals, due to:	(356)	(54 809)	(176 967)	(1 508)	(1 291)	(234 931)
- assets scrapped		(14 007)	(58 281)	(299)	(337)	(72 924)
- sales		(208)	(26)	(781)	(65)	(1 080)
- donations and items freely granted		(2 062)	(564)			(2 626)
- reclassification as off-balance sheet item			(548)		(65)	(613)
- contribution in kind	(16)	(38 509)	(117 385)	(428)	(824)	(157 162)
- reclassification		(23)	(153)			(176)
- land given to a manicipality	(340)					(340)
- other items			(10)			(10)
d. Gross book value at the end of the period	9 689	3 826 052	3 538 629	116 094	45 960	7 536 424
e. Accumulated depreciation at the beginning of the period	87	2 349 321	2 495 263	84 112	39 087	4 967 870
f. Depreciation for the period, due to:	17	(3 059)	(44 180)	2 056	(123)	(45 289)
- current depreciation	17	37 900	94 105	3 328	1 141	136 491
- sales		(90)	(25)	(612)	(65)	(792)
- contribution in kind		(25 270)	(80 954)	(361)	(825)	(107 410)
- assets scrapped		(13 762)	(56 111)	(299)	(325)	(70 497)
- donations and items freely granted		(1 910)	(564)			(2 474)
- reclassification as off-balance sheet item			(548)		(49)	(597)
- reclassification to other group		73	(73)			
- other items			(10)			(10)
g. Accumulated depreciation at the end of the period	104	2 346 262	2 451 083	86 168	38 964	4 922 581
h. Write-offs due to permanent diminution in value at the beginning of the period		2 384	174			2 558
- additions						
- disposals						
i. Write-offs due to permanent diminution in value at the end of the period		2 384	174			2 558
i. Net book value at the end of the period	9 585	1 477 406	1 087 372	29 926	6 996	2 611 285

EXEMPTION NUMBER: 82-4639

Note 2C.

FIXED ASSETS BY CLASS OF OWNERSHIP	H1/2004	2003	H1/2003
a. Own fixed assets	2 596 245	2 692 939	2 614 287
b. Fixed assets used on the basis of a rental, lease or similar agreements, including leasing agreements of which:	15 040	10 263	5 212
- financial leasing	15 040	10 263	5 212
Total fixed assets	2 611 285	2 703 202	2 619 499

Note 2D.

OFF-BALANCE SHEET FIXED ASSETS	H1/2004	2003	H1/2003
Fixed assets used on the basis of rental, lease, or similar agreements, including leasing agreement, including:	179 586	177 188	176 678
- value of perpetual usufruct of land	176 019	170 302	173 039
- leased fixed assets not subject to depreciation	3 567	6 886	3 639
Total off-balance sheet fixed assets	179 586	177 188	176 678

Note 3A.

LONG TERM DEBTORS	H1/2004	2003	H1/2003
a) debtors from related entities, of which:	44 876	44 876	44 687
- from subsidiaries, due to:	44 876	44 876	44 687
- additional payments to capital	44 812	44 812	44 512
- other debtors	64	64	175
- from co-subsidiaries, due to:			
- from associates, due to:			
- from significant investor, due to:			
- from dominant entity, due to:			
b) from other entities, of which:	1 840	1 840	1 927
- other debtors	1 840	1 840	1 927
Net long term debtors	46 716	46 716	46 614
c) Allowance for debtors			
Gross long term debtors	46 716	46 716	46 614

Note 3B.

CHANGE IN LONG TERM DEBTORS (BY TYPE)	H1/2004	2003	H1/2003
a) beginning of the period	46 716	48 016	48 016
- additional payments to capital	44 812	44 512	44 512
- other debtors	1 904	3 504	3 504
b) increase, due to:		300	
- reclassification of additional payments to capital from short term debtors		300	
c) decrease, due to:		(1 600)	(1 402)
- reclassification of other long term debtors to short term debtors		(1 251)	(1 053)
- other decreases		(349)	(349)
d) end of the period	46 716	46 716	46 614
- additional payments to capital	44 812	44 812	44 512
- other debtors	1 904	5 104	2 102

Note 3C.

CHANGE IN ALLOWANCE FOR LONG TERM DEBTORS	H1/2004	2003	H1/2003
Beginning of the period			
a) increase, due to:			
b) decrease, due to:			
Allowance for long term debtors at the end of the period			

Note 3D.

LONG TERM DEBTORS (BY CURRENCY)	H1/2004	2003	H1/2003
a) in Polish currency	46 716	46 716	46 614
b) in foreign currency			
b1.unit / currency '000 / USD			
'000PLN			
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
b4. other currencies in '000PLN			
Total long term debtors	46 716	46 716	46 614

EXEMPTION NUMBER: 82-4639

Note 4A.

CHANGE IN INVESTMENT PROPERTY (BY TYPE)	H1/2004	2003	H1/2003
a) beginning of the period			
b) increase, due to:			
c) decrease, due to:			
d) end of the period			

Note 4B.

CHANGE IN INTANGIBLE ASSETS (by type)	H1/2004	2003	H1/2003
a) beginning of the period			
b) additions, due to:			
c) disposals, due to:			
d) end of the period			

Note 4C.

LONG TERM FINANCIAL ASSETS	H1/2004	2003	H1/2003
a) in subsidiaries	2 033 645	1 964 326	1 835 724
- shares	651 526	584 526	459 735
- debt securities	1 379 800	1 379 800	1 375 989
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)	2 319		
- prepayment for acquisition of shares	2 319		
b) in co-subsidiaries			
- shares			
- debt securities			
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)			
c) in associates	707 768	692 033	719 859
- shares	707 768	692 033	621 809
- debt securities			
- other securities (by type)			
- loans granted			98 050
- other long term financial assets (by type)			
d) in significant investor			
- shares			
- debt securities			
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)			
e) in dominant entity			
- shares			
- debt securities			
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)			
f) in other entities	61 055	61 229	64 187
- shares	13 838	12 500	12 500
- debt securities			
- other securities (by type)	47 217	48 729	51 687
- participation unit	47 217	48 729	51 687
- loans granted			
- other long term financial assets (by type)			
Total long term financial assets	2 802 468	2 717 588	2 619 770

EXEMPTION NUMBER: 82-4639

Note 4D.

SHARES IN SUBORDINATED ENTITIES VALUED BY THE EQUITY METHOD	H1/2004	2003	H1/2003
a) goodwill of subordinated entities			
- subsidiaries			
- co-subsidiaries			
- associates			
b) negative goodwill of subordinated entities	2 332		
- subsidiaries	2 332		
- co-subsidiaries			
- associates			

Note 4E.

CHANGE IN GOODWILL - subsidiaries	H1/2004	2003	H1/2003
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of goodwill at the beginning of the period			
f) write-off of goodwill for the period			
g) write-off of goodwill at the end of the period			
h) net book value at the end of the period			

Note 4F.

CHANGE IN GOODWILL - co-subsidiaries	H1/2004	2003	H1/2003
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of goodwill at the beginning of the period			
f) write-off of goodwill for the period			
g) write-off of goodwill at the end of the period			
h) net book value at the end of the period			

Note 4G

CHANGE IN GOODWILL - associates	H1/2004	2003	H1/2003
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of goodwill at the beginning of the period			
f) write-off of goodwill for the period			
g) write-off of goodwill at the end of the period			
h) net book value at the end of the period			

Note 4H

CHANGE IN NEGATIVE GOODWILL - subsidiaries	H1/2004	2003	H1/2003
a) gross book value at the beginning of the period			
b) increases, of which:	2 360		
- purchase of shares	2 360		
c) decreases, of which:			
d) gross book value at the end of the period	2 360		
e) write-off of negative goodwill at the beginning of the period			
f) write-off of negative goodwill for the period	28		
- current depreciation	28		
g) write-off of negative goodwill at the end of the period	28		
h) net book value at the end of the period	2 332		

EXEMPTION NUMBER: 82-4639

Note 4I

CHANGE IN NEGATIVE GOODWILL - co-subsidiaries	H1/2004	2003	H1/2003
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of negative goodwill at the beginning of the period			
f) write-off of negative goodwill for the period			
g) write-off of negative goodwill at the end of the period			
h) net book value at the end of the period			

Note 4J.

CHANGE IN NEGATIVE GOODWILL - associates	H1/2004	2003	H1/2003
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of negative goodwill at the beginning of the period			
f) write-off of negative goodwill for the period			
g) write-off of negative goodwill at the end of the period			
h) net book value at the end of the period			

Note 4K.

CHANGE IN LONG TERM FINANCIAL ASSETS (BY TYPE)	H1/2004	2003	H1/2003
a) beginning of the period	2 717 588	3 167 556	3 167 556
- shares	1 289 059	1 667 191	1 667 191
- long term loans		98 050	98 050
- debt securities	1 379 800	1 372 647	1 372 647
- other securities	48 729	29 668	29 668
b) increase, due to:	163 724	1 438 748	57 603
- purchase of shares	7 738	6 500	6 500
- capital increase	66 843	20 000	20 000
- revaluation by the equity method	18 871		
- purchase of debt securities		1 379 800	
- purchase of other securities	2 751	29 106	27 761
- other long term financial assets	67 521	3 342	3 342
- prepayment for shares acquisition	17 739		
- transfer of fixed assets as an advance acquisition of shares	49 782		
c) decrease, due to:	(78 844)	(1 888 716)	(605 389)
- repayment of loan		(98 050)	
- sale of long term debt securities		(1 375 989)	
- adjustment of surplus contribution in kind over book value of shares	(9 379)		
- write-offs revaluing shares		(4 300)	
- write-off revaluing other securities		(779)	(320)
- effects of valuation by equity method		(400 332)	(599 647)
- other decreases of other securities	(4 263)	(9 266)	(5 422)
- other decreases of other long term financial assets of which:	(65 202)		
- settlement of prepayments for acquisition of shares	(65 202)		
d) end of the period	2 802 468	2 717 588	2 619 770
- shares	1 373 132	1 289 059	1 094 044
- long term loans			98 050
- debt securities	1 379 800	1 379 800	1 375 989
- other securities	47 217	48 729	51 687
- other long term financial assets	2 319		

EXEMPTION NUMBER: 82-4639

Note 4L.

	SHARES IN SUBORDINATED ENTITIES											
	a	b	c	d	e	f	g	h	i	j	k	l
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Character of capital relationship (subsidiaries, co-subsidiaries, associates, with description of direct and indirect relations)	Consolidation method applied / the equity method or indication that entity is not subject to consolidation / or equity method valuation	Date of gaining control / co-control / significant influence	Value at purchase price of shares	Write-offs adjusting the value (total)	Book value of shares	Percentage of share capital owned	Voting interest in the General Meeting	basis of control / co-control / significant influence other than defined under letter j) or k)
1	CBPM Cuprum Sp. z o.o.	Wrocław	Research and development	subsidiary	full	01.01.1993	3 506	2 732	6 238	100.00	100.00	
2	KGHM Polish Copper Ltd. *	London	Copper trade	subsidiary	full	21.06.1991	6 903	9 793	16 696	100.00	100.00	
3	Dolnośląska Spółka Inwestycyjna S.A.	Lubin	Capital investments	subsidiary	full	01.01.1995	118 235	(32 198)	86 037	77.46	77.46	
4	Miedziowe Centrum Zdrowia S.A.	Lubin	Medical services	subsidiary	full	25.09.1995	54 279	(26 617)	27 662	100.00	100.00	
5	KGHM Metale S.A.	Lubin	Capital investments	subsidiary	full	11.10.1995	159 374	(45 689)	113 685	100.00	100.00	
6	Energetyka Sp. z o.o.	Lubin	Production, distribution and trade in electrical and steam energy	subsidiary	full	01.01.1996	99 608	44 238	143 846	100.00	100.00	
7	Centrum Badań Jakości Sp. z o.o.	Lubin	Technical analyses and tests	subsidiary	full	18.11.1996	2 218	8 274	10 492	100.00	100.00	
8	KGHM Kupferhandelsges mbH. *	Viena	Copper trade	subsidiary	full	13.11.1996	925	782	1 707	100.00	100.00	
9	Pol-Miedź Trans Sp. z o.o.	Lubin	Transport	subsidiary	full	01.10.1996	61 442	31 509	92 951	100.00	100.00	
10	Telefonia DIALOG S.A.	Wrocław	Telecommunication, IT and data providing services	subsidiary	full	11.06.1999	875 735	(789 620)	86 115	100.00	100.00	
11	KGHM Congo sprl *	Lubumbashi	Ore extraction services	subsidiary	full	16.03.1998	57 938	(57 938)		99.98	99.98	
12	KGHM Metraco Sp. z o.o.	Legnica	Trade, agent and representative services	subsidiary	full	21.06.1991	12 865	18 940	31 805	98.96	98.96	
13	Zagłębie Lubin Sportowa Spółka Akcyjna	Lubin	Participation and organisation of professional sporting events	indirectly subsidiary	full	25.03.2003	5 000	(5 000)		41.00	41.00	38.51% indirectly owned
14	Towarzystwo Ubezpieczeń Wzajemnych Cuprum	Lubin	Property and life insurance	subsidiary	not consolidated	11.06.1994	9 500	11 353	20 853	93.80	93.80	
15	Minova-Ksante Sp. z o.o.	Trzebcz	Production of organic and non-organic chemicals, glues; production and sale mineral water and non-carbonated beverages	associated	equity method	17.08.1998	1 309	642	1 951	30.00	30.00	
16	PHP MERCUS Sp. z o.o.	Polkowice	Trade and production of electrical cables	indirectly subsidiary	full	05.04.2004	11 401	538	11 939	47.37	47.37	52.63% indirectly owned
17	Interferie Sp. z o.o.	Lubin	Tourism, sanatorium and hotel management	indirectly subsidiary	full	15.06.1992	1 500		1 500	3.95	3.95	96.05% indirectly owned
18	POLKOMTEL S.A.	Warsaw	mobile telephony, telecommunication services	associated	equity method	28.12.1995	437 250	268 567	705 817	19.61	19.61	impact on development of company strategy
19	Total						1 918 988	(559 694)	1 359 294			

EXEMPTION NUMBER: 82-4639

Note 4M.

SHARES IN SUBORDINATED ENTITIES - continuation

	a	m							n			o			p	r	s	t
Item	Name of entity	Equity, of which:	Share capital	Called up capital not paid	Reserve Capital	Other equity, of which:	Profit (loss) from prior years	Net Profit (loss)	Liabilities and provisions for liabilities, of which:	long term liabilities	short term liabilities	Debtors, of which:	long term debtors	short term debtors	Total assets	Revenue from sales	Share capital not paid by the issuer	Dividends received or due from prior year
1	CBPM Cuprum Sp. z o.o.	6 238	3 506		1 782	950		34	4 879	2	4 877	5 117		5 117	11 117	6 260		
2	KGHM Polish Copper Ltd. *	16 972	7 567		7 543	1 862		1 862	18 457		18 457	10 969	237	10 732	43 662	418 824		
3	Dolnośląska Spółka Inwestycyjna S.A.	111 073	156 864			(45 791)	(45 982)	191	3 125	201	2 924	12 308	6 000	6 308	114 198	14 430		
4	Miedziowe Centrum Zdrowia S.A.	27 662	43 162			(15 500)	(14 972)	(528)	12 009	3 520	8 489	3 287		3 287	39 670	17 353		
5	KGHM Metale S.A.	113 685	159 374		1 191	(46 880)	(47 726)	846	19 326	9 012	10 314	5 755	1 220	4 535	133 011	5 937		
6	Energetyka Sp. z o.o.	168 982	125 107		3 229	40 646		(3 866)	41 457	13 018	28 439	22 091		22 091	210 439	56 034		
7	Centrum Badań Jakości Sp. z o.o.	10 492	2 918		6 788	786		786	9 489	3 128	6 361	4 056		4 056	19 981	15 786		325
8	KGHM Kupferhandelsges mbH. *	1 707	925			783		202	47 331	3 867	43 464	37 248		37 248	49 343	142 202		
9	Pol-Miedź Trans Sp. z o.o.	153 458	137 422		10 557	5 479		5 479	59 455	12 526	46 929	26 048		26 048	212 912	202 455		
10	Telefonia DIALOG S.A.	86 115	850 000			(763 885)	(754 301)	(9 584)	1 438 060	1 379 800	58 260	31 273		31 273	1 524 175	220 968		
11	KGHM Congo sprl *	(34 832)	58 590			(93 422)	(93 591)	169	27 260		27 260	728		728	5 994	4 156		
12	KGHM Metraco Sp. z o.o.	32 140	2 545		23 425	6 170		6 168	50 417	93	50 324	56 900	3 956	52 944	82 556	376 625		
13	Zagłębie Lubin Sportowa Spółka Akcyjna	(1 194)	5 193			(6 387)	(7 162)	775	9 003	3 975	5 028	593		593	7 809	4 780		
14	Towarzystwo Ubezpieczeń Wzajemnych Cuprum	22 231	10 128		11 494	609	(127)	729	25 351	22 779	2 572	9 448		9 448	47 583	16 807		
15	Minova-Ksante Sp. z o.o.	6 505	4 500		598	1 407		1 407	1 463	372	1 091	2 927		2 927	7 968	7 089		331
16	PHP MERCUS Sp. z o.o.	31 674	6 474		22 215	2 985		1 409	67 151	483	66 668	34 496		34 496	98 824	177 996		
17	Interferie Sp. z o.o.	53 357	38 000		3 478	11 879	18	532	7 837	1 664	6 173	2 940		2 940	61 194	15 485		
18	POLKOMTEL S.A.	3 599 270	2 050 000		175 915	1 373 355	945 695	427 660	3 622 548	1 669 540	1 953 008	698 604		698 604	7 221 819	2 724 141		68 216

*historic valuation of share capital

Note 4N.

SHARES IN OTHER ENTITIES										
	a	b	c	d	e		f	g	h	i
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Book value of shares	Equity, of which:	Share Capital	Percentage of share capital owned	Voting interest in the General Meeting	Share capital not paid by the issuer	Dividends received or due from prior year
1	Polskie Towarzystwo Reasekuracyjne S.A.	Warsaw	organisation and conduct of indirect insurance activities (reassurance)	12 500	110 223	105 180	11.88	11.88		250
2	InfoMonitor BIG S.A.	Warsaw	intermediary in accesing economic information	1 338	6 373	4 000	16.73	16.73		
	Total			13 838						

Note 4O.

SECURITIES, INTERESTS AND OTHER LONG TERM FINANCIAL ASSETS (BY CURRENCY)	H1/2004	2003	H1/2003
a) In Polish currency	2 736 848	2 652 244	2 288 366
b) In foreign currency	65 620	65 344	233 354
b1.unit / currency '000 / USD	13 077	13 373	56 908
'000PLN	47 217	48 729	215 334
b2.unit / currency '000 / EUR	400	655	549
'000PLN	1 707	1 506	2 145
b3.unit / currency '000 / GBP	3 456	5 456	3 578
'000PLN	16 696	15 109	15 875
other currencies in '000PLN			
Total long term securities, interests and other long term financial assets	2 802 468	2 717 588	2 521 720

Note 4P.

SECURITIES, INTERESTS AND OTHER LONG TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	H1/2004	2003	H1/2003
A. Fully transferable securities, quoted on stock exchanges (Balance Sheet value)			
a. Shares (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning period			
- value at purchase price			
c. Other by type (Balance Sheet value)			
c1			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
B. Fully transferable securities, traded on over-the counter markets (Balance Sheet value)			
a. Shares (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
c. Other by type (Balance Sheet value)			
c1			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			

EXEMPTION NUMBER: 82-4639

C. Fully transferable, not traded on regulated market (Balance Sheet value)			
a. Shares (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
c. Other by type (Balance Sheet value)			
c1			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
D. Securities with limited transferability (Balance Sheet value)	2 802 468	2 717 588	2 521 720
a. Shares (Balance Sheet value)	1 373 132	1 289 059	1 094 044
- value adjustments (for the period)	18 871	(404 632)	(599 647)
- value at the beginning of the period	1 289 059	1 667 191	1 667 191
- value at purchase price	1 932 826	1 863 467	1 863 467
b. Bonds (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
c. Other by type (Balance Sheet value)	1 429 336	1 428 529	1 427 676
c1. Participation unit	47 217	48 729	51 687
- value adjustments (for the period)		(779)	(320)
- value at the beginning of the period	48 729	29 668	29 668
- value at purchase price	50 422	51 934	54 433
c2. Prepayments for long term financial assets	2 319		
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price	2 319		
c3. Debt securities	1 379 800	1 379 800	1 375 989
- value adjustments (for the period)			
- value at the beginning of the period	1 379 800	1 375 989	1 375 989
- value at purchase price	1 379 800	1 375 989	1 357 989
Total value at purchase price	3 365 367	3 291 390	3 275 889
Total value at the beginning of the period	2 717 588	3 072 848	3 072 848
Total adjustments (for the period)	18 871	(405 411)	(599 967)
Total Balance Sheet value	2 802 468	2 717 588	2 521 720

Note 4Q.

LONG TERM LOANS GRANTED (BY CURRENCY)	H1/2004	2003	H1/2003
a) Loans in Polish currency			98 050
b) Loans in foreign currency			
b1.unit / currency '000 / USD			
'000PLN			
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
other currencies in '000PLN			
Total long term loans granted			98 050

Note 4R.

OTHER LONG TERM INVESTMENTS (BY TYPE)	H1/2004	2003	H1/2003
Total other long term investments			

Note 4S.

CHANGE IN OTHER LONG TERM INVESTMENTS (BY TYPE)	H1/2004	2003	H1/2003
a) beginning of the period			
b) increase, due to:			
c) decrease, due to:			
d) end of the period			

EXEMPTION NUMBER: 82-4639

Note 4T.

OTHER LONG TERM INVESTMENTS (BY CURRENCY)	H1/2004	2003	H1/2003
a) in Polish currency			
b) in foreign currency			
b1.unit / currency '000 / USD			
'000PLN			
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
other currencies in '000PLN			
Total other long term investments			

EXEMPTION NUMBER: 82-4639

Note 5A

CHANGE IN DEFERRED INCOME TAX ASSETS	H1/2004	2003	H1/2003
1. Deferred income tax assets at the beginning of the period, of which:	299 000	187 704	187 704
a) recognised in financial result	217 872	187 704	187 704
- exchange rate differences	8 337	4 090	4 090
- interest	474	2 575	2 575
- short term provisions due to wages	22 537	30 994	30 994
- valuation of derivative transactions	86 257	30 871	30 871
- provisions for future employee benefits	44 100	60 286	60 286
- depreciation	7 809	9 878	9 878
- revaluation of hedging instruments	16 411		
- other	31 947	49 010	49 010
b) recognised in equity	81 128		
- valuation of derivative transactions and hedging instruments	81 128		
c) recognised in goodwill or negative goodwill			
2. Increases	215 915	363 567	134 297
a) recognised in financial result for the period in connection with negative timing differences, due to:	82 843	136 701	99 083
- exchange rate differences	1 155	6 616	1 191
- interest	146	474	956
- short term provisions for wages	34 904	22 826	37 753
- valuation of derivative transactions	39 374	77 618	39 740
- provisions for future employee benefits	568	1 677	3 083
- depreciation	959	2 826	1 844
- settlement of hedging instruments	2 673	16 411	11 185
- other	3 064	8 253	3 331
b) recognised in financial result for the period due to negative taxable base			
c) recognised in equity in connection with negative timing differences, due to:	133 072	226 866	35 214
- revaluation of hedging instruments	133 072	226 866	35 214
d) recognised in equity due to negative taxable base			
e) recognised in goodwill or negative goodwill in connection with negative timing differences			
3. Decreases	(235 714)	(252 271)	(88 220)
a) recognised in financial result for the period in connection with negative timing differences, due to:	(77 775)	(106 533)	(53 006)
- exchange rate differences	(4 821)	(5 104)	(1 329)
- interest	(474)	(2 575)	(2 575)
- short term provisions for wages	(21 452)	(31 070)	(29 132)
- valuation of derivative transactions	(42 402)	(18 595)	(8 678)
- depreciation	(1 255)	(2 444)	(1 268)
- release of unnecessary provisions	(5 713)	(3 909)	(2 214)
- tax rate changes		(34 177)	
- other	(1 658)	(8 659)	(7 810)
b) recognised in financial result for the period in connection with negative taxable base			
c) recognised in equity in connection with negative timing differences, due to:	(157 939)	(145 738)	(35 214)
- revaluation of hedging instruments	(157 939)	(111 579)	(35 214)
- tax rate changes		(34 159)	
d) recognised in equity due to negative taxable base			
e) recognised in goodwill or negative goodwill in connection with negative timing differences			

EXEMPTION NUMBER: 82-4639

4. Deferred tax assets at the end of the period of which:	279 201	299 000	233 781
a) recognised in financial result	222 940	217 872	233 781
- exchange rate differences	4 671	5 602	3 952
- interest	146	474	956
- short term provisions for wages	35 989	22 750	39 615
- valuation of derivative transactions	83 229	89 894	61 933
- provisions for future employee benefits	44 668	61 963	63 369
- depreciation	7 513	10 260	10 454
- settlement of hedging instruments	19 084	16 411	11 185
- release of unnecessary provisions	(5 713)	(3 909)	(2 214)
- tax rate changes		(34 177)	
- other	33 353	48 604	44 531
b) recognised in equity	56 261	81 128	
- revaluation of hedging transactions	56 261	115 287	
- tax rate changes		(34 159)	
c) recognised in goodwill or negative goodwill			

EXEMPTION NUMBER: 82-4639

NEGATIVE TIMING DIFFERENCES

Items	Description	Type of timing differences	Beginning of period	End of period	Expiry date
	ASSETS				
A	Non-current assets				
I	intangible assets	depreciation	10	1	to full depreciation
II	tangible fixed assets	depreciation	41 090	39 541	to full depreciation
B	Current assets				
I	inventory	valuation of inventories	236	655	until expiration
II	short term debtors	allowance	20 180	21 482	until expiration
		exchange rate differences	5 235	4 169	until expiration
		exchange rate differences recognised in the financial result of prior years	1 613	1 691	2005
		debtors due to consulting, expert opinions	12 159	14 122	2006
		debtors from Congo sprl	26 329	27 003	2006
		other	35	1 219	2004
III	short term investments				
	other short term financial assets				
		valuation of hedging transaction	41 419	21 464	2004
		valuation of embedded instruments	650		
	cash and cash equivalents	exchange rate differences	9 519	2 369	2004
		exchange rate differences recognised in the financial result of prior years	44	44	2004
	EQUITY AND LIABILITIES				
A	Equity	exchange rate differences on bank loans	24 353	10 579	2006
		valuation of future cash flows hedging instruments	426 987	296 106	to realisation
B	Liabilities and provisions for liabilities				
I	provisions for liabilities	provision for a property tax	6 720	6 510	2004
		R&D projects	3 735	3 578	2004
		provision for anticipated costs	7 480	8 541	to realisation
		issues unresolved and contested in court	940	338	to realisation
		provision for scrapping of fixed assets	7 944	7 509	2006
		provision for long term employee benefits	232 107	235 096	to realisation
		other provisions for future costs and taxes	700		
		provision for mine closure	68 185	68 256	2008
III	short term liabilities				
	bank loans	interest accrued on bank loans	2 479	708	2004
		exchange rate differences	8	2 399	2006
		accrued interest on liabilities	16	62	2004
	other short term liabilities	exchange rate differences	487	742	2004
		exchange rate differences recognised in the financial result of prior years	35	35	2004
		other	358	4 828	2004
	other financial liabilities	valuation of derivative transaction costs	412 563	389 766	2004-2006
		unpaid wages	61		2004
		premium received	86 373	100 441	to realisation
		valuation of embedded instruments	3 613	328	2004-2006
IV	accruals	annual bonus	103 966	53 845	6.2005
		provision for rationalization	10 782	7 511	2004
		provision for unused vacations	13 514	13 514	2004
		provision for other one-off wages		123 998	2004
		provision for mine damage	1 031	799	2004
		other provisions	728	231	2004
	Total of negative timing differences		1 573 684	1 469 480	

Note 5B.

OTHER PREPAYMENTS	H1/2004	2003	H1/2003
a) prepayments of costs, of which:	1 306	1 247	3 537
- research and development	1 270	1 145	3 490
- depreciation of fixed assets being the initial equipment for a given site	30	41	2
- other	6	61	45
b) other prepayments, of which:			
Total other prepayments	1 306	1 247	3 537

EXEMPTION NUMBER: 82-4639

Note 6

INVENTORIES	H1/2004	2003	H1/2003
a) Materials	44 622	40 117	41 658
b) Semi-finished products and work in progress	668 878	618 234	712 867
c) Finished products	86 945	117 841	97 275
d) Goods for resale	1 825		
e) Prepayments on deliveries	120	739	80
Total inventories	802 390	776 931	851 880

Registered pledge on inventories due to security a bank loan

Note 7A.

SHORT TERM DEBTORS	H1/2004	2003	H1/2003
a) from related entities, of which:	74 679	50 499	43 008
- for goods, works and services:	68 582	48 849	37 763
- less than 12 months	68 582	48 849	37 763
- over 12 months			
- other	6 097	1 650	5 245
- disputed claims			
b) from other entities	581 227	493 036	479 652
- for goods, works and services:	437 990	291 181	285 228
- less than 12 months	437 990	291 181	285 228
- over 12 months			
- tax, subsidies, custom duties, social insurance and other	82 243	141 653	143 444
- other	60 994	60 202	50 980
- disputed claims			
Total net debtors	655 906	543 535	522 660
c) allowance for debtors	126 356	127 128	123 339
Total gross debtors	782 262	670 663	645 999

Surrender of company rights to specified trade agreements due to security a bank loan

Note 7B.

SHORT TERM DEBTORS FROM RELATED ENTITIES	H1/2004	2003	H1/2003
a) for goods, works and services, of which:	68 582	48 849	37 763
- from subsidiaries	68 555	48 787	37 743
- from co-subsidiaries			
- from associates	27	62	20
- from significant investor			
- from dominant entity			
b) other, of which:	6 097	1 650	5 245
- from subsidiaries	6 097	1 650	3 106
- from co-subsidiaries			
- from associates			2 139
- from significant investor			
- from dominant entity			
c) disputed claims, of which:			
- from subsidiaries			
- from co-subsidiaries			
- from associates			
- from significant investor			
- from dominant entity			
Total short term net debtors from related entities	74 679	50 499	43 008
d) allowance for debtors from related entities	58 072	59 873	54 438
Total gross debtors from related entities	132 751	110 372	97 446

Note 7C.

CHANGE IN ALLOWANCE FOR SHORT TERM DEBTORS	H1/2004	2003	H1/2003
Beginning of the period	127 128	85 360	85 360
a) increase, due to:	3 381	62 803	54 274
- creation of allowance for debtors	3 287	57 606	49 636
- reclassification	35	57	46
- increase of allowance due to change in exchange rates		5 118	4 592
- other	59	22	
b) decrease, due to:	(4 153)	(21 035)	(16 295)
- utilisation of allowance for retired, doubtful and other debtors	(301)	(212)	(11 760)
- write-off of State budget debtors due to additional income tax assesment and interest		(11 699)	
- release of allowance due to repayment of debtors	(1 817)	(1 368)	(921)
- release of allowance due to reclassification of debtors	(35)	(57)	(46)
- adjustment of allowance due to change in exchange rates	(1 861)	(866)	(15)
- release of allowance for State budget debtors due to decisions passed		(6 344)	
- other	(139)	(489)	(3 553)
Allowance for short term debtors at the end of the period	126 356	127 128	123 339

EXEMPTION NUMBER: 82-4639

Note 7D.

SHORT TERM DEBTORS (BY CURRENCY)	H1/2004	2003	H1/2003
a) Debtors in Polish currency	540 512	497 117	483 584
b) Debtors in foreign currency	241 750	173 546	162 415
b1.unit / currency '000 / USD	39 158	23 603	18 778
'000PLN	146 728	88 288	73 170
b2.unit / currency '000 / EUR	15 779	14 474	16 406
'000PLN	71 671	68 273	73 120
b3.unit / currency '000 / GBP	3 447	2 547	2 509
'000PLN	23 351	16 985	16 120
b4. other currencies in '000PLN			5
Total short term debtors	782 262	670 663	645 999

Note 7E.

AGEING OF TRADE DEBTORS (GROSS) - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	H1/2004	2003	H1/2003
a) Less than 1 month	370 885	235 291	217 351
b) Over 1 month to 3 months	110 683	73 602	10 464
c) Over 3 months to 6 months			60 067
d) Over 6 months to 1 year	2 985		2 063
e) Over 1 year			
f) Overdue debtors	81 734	92 635	89 196
Total gross trade debtors	566 287	401 528	379 141
g) Allowance for trade debtors	(59 715)	(61 498)	(56 150)
Total net trade debtors	506 572	340 030	322 991

One month is the time for payment of debtors due to normal sales of goods, work and services

Note 7F.

AGEING OF OVERDUE TRADE DEBTORS (GROSS) - SHOWING OUTSTANDING DEBTORS IN THE GIVEN TERM	H1/2004	2003	H1/2003
a) Less than 1 month	18 527	23 405	15 677
b) Over 1 month to 3 months	2 556	1 598	4 102
c) Over 3 months to 6 months	297	251	9 415
d) Over 6 months to 1 year	31	8 108	30 681
e) Over 1 year	60 323	59 273	29 321
Total gross overdue trade debtors	81 734	92 635	89 196
f) Allowance for overdue trade debtors	(59 715)	(61 498)	(56 150)
Total net overdue trade debtors	22 019	31 137	33 046

Note 8.

Of the total long and short term debtors the disputed and overdue debtors are:	In total	including those uncovered by provisions
- trade debtors	81 734	22 019
- other debtors	55 874	16

Note 9A.

SHORT TERM FINANCIAL ASSETS	H1/2004	2003	H1/2003
a) in subsidiaries	4 000	3 515	773
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted	4 000	3 515	773
- other short term financial assets (by type)			
b) in co-subsidiaries			
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
c) in associates			
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			

d) in significant investor			
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
e) in dominant entity			
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
f) in other entities	401 007	481 515	317 254
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted	410	600	
- other short term financial assets (by type)	400 597	480 915	317 254
- derivative instruments	400 597	480 690	314 447
- dividends		225	125
- accrued interest from other long term financial assets			2 682
g) cash and cash equivalents	444 825	274 400	165 698
- cash in hand and at bank	48 986	21 445	3 743
- other cash and cash equivalents		5	75
- other the monetary assets	395 839	252 950	161 880
Total short term financial assets	849 832	759 430	483 725

Proxy rights to bank accounts due to security a bank loan

Note 9B.

SECURITIES, INTERESTS AND OTHER SHORT TERM FINANCIAL ASSETS (BY CURRENCY)	H1/2004	2003	H1/2003
a) in Polish currency	169 494	229 531	191 047
b) in foreign currency	231 103	251 384	126 207
b1.unit / currency '000 / USD	61 677	67 206	32 389
'000PLN	231 103	251 384	126 207
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
other currencies in '000PLN			
Total securities, interest and other short term financial assets	400 597	480 915	317 254

Note 9C.

SECURITIES, INTERESTS AND OTHER SHORT TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	H1/2004	2003	H1/2003
A. Fully transferable securities, quoted on stock exchanges (Balance Sheet value)			
a. Shares (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
c. Other by type (Balance Sheet value)			
c1			
- fair value			
- value at market price			
- value at purchase price			
B. Fully transferable securities, traded on over-the counter markets (Balance Sheet value)			
a. Shares (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
c. Other by type (Balance Sheet value)			
c1.			
- fair value			
- value at market price			
- value at purchase price			
C. Fully transferable, not traded on regulated market (Balance Sheet value)			
a. Shares (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
c. Other by type (Balance Sheet value)			
c1.			
- fair value			
- value at market price			
- value at purchase price			
D. Securities with limited transferability (Balance Sheet value)	400 597	480 915	317 254
a. Shares (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
c. Other by type (Balance Sheet value)	400 597	480 915	317 254
c1. Derivative instruments (Balance Sheet value)	394 010	474 272	302 793
- fair value	394 010	474 272	302 793
- value at market price			
- value at purchase price	90 262	93 909	40 906
c2. Embedded instruments (Balance Sheet value)	6 587	6 418	11 654
- fair value	6 587	6 418	11 654
- value at market price			
- value at purchase price			
c3. Interest on loan (Balance Sheet value)			2 682
- fair value			
- value at market price			2 682
- value at purchase price			
c4. Dividends (Balance Sheet value)		225	125
- fair value			
- value at market price			
- value at purchase price		225	125
Total value at purchase price	90 262	94 134	41 031
Value at the beginning of the period	476 050	159 319	159 319
Total adjustments (for the period)	303 841	386 781	256 732
Total Balance Sheet value	400 597	480 915	317 254

Note 9D.

SHORT TERM LOANS GRANTED (BY CURRENCY)	H1/2004	2003	H1/2003
a) Loans in Polish currency	4 410	4 115	
b) Loans in foreign currency			773
b1.unit / currency '000 / USD			200
'000PLN			773
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
other currencies in '000PLN			
Total short term loans granted	4 410	4 115	773

Note 9E.

CASH AND CASH EQUIVALENTS (BY CURRENCY)	H1/2004	2003	H1/2003
a) in Polish currency	141 759	80 191	76 006
b) in foreign currency	303 066	194 209	89 692
b1.unit / currency '000 / USD	48 830	44 062	15 775
'000PLN	182 966	164 815	61 469
b2.unit / currency '000 / EUR	23 050	3 981	6 184
'000PLN	104 699	18 780	27 562
b3.unit / currency '000 / GBP	2 273	1 592	103
'000PLN	15 401	10 614	661
other currencies in '000PLN			
Total cash and cash equivalents	444 825	274 400	165 698

Note 9F.

OTHER SHORT TERM INVESTMENTS (BY TYPE)	H1/2004	2003	H1/2003
Total other short term investments			

Note 9G.

OTHER SHORT TERM INVESTMENTS (BY CURRENCY)	H1/2004	2003	H1/2003
a) in Polish currency			
b) in foreign currency			
b1.unit / currency '000 / USD			
'000PLN			
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
other currencies in '000PLN			
Total other short term investments			

Note 10.

SHORT TERM PREPAYMENTS	H1/2004	2003	H1/2003
a) prepayments of costs, of which:	41 114	5 235	42 541
- wages	8 446		8 961
- research and development	1 395	1 653	3 681
- property and personnel insurance	4 427	1 221	3 027
- write-off for company social fund	21 410		21 514
- other	5 436	2 361	5 358
b) other prepayments, of which:		112	
- unpaid interest on bank loans		112	
Total short term prepayments	41 114	5 347	42 541

Note 11.

ADJUSTMENT IN VALUE DUE TO PERMANENT DIMINUTION OF VALUE

Item	Items of assets	Reason for adjustment	Amount of adjustment	of which: recognised in income statement	of which: recognised in equity
1	2	3	4	5	6
I	Non-current assets		183 398	2 607	180 791
-	tangible fixed assets and intangible assets	diminution of utility	5 165	2 607	2 558
-	long term financial investments	diminution of value	178 233		178 233
II	Current assets		106 621	(346)	106 967
-	debtors	collectability risk	106 621	(346)	106 967
	TOTAL		290 019	2 261	287 758

EXEMPTION NUMBER: 82-4639

Note 12.

SHARE CAPITAL (STRUCTURE)								
Issue series	Type of share	Kind of preferences	Kind of limitation on shareholder rights	Amount of shares	Issue/Series' nominal value	Capital coverage method	Date of registration	Right to dividends (from date)
A*	Bearer	Ordinary	none	53 000 000	530 000	the statutory capital and part of state enterprise capital transferred into share capital	12-09-91	On registr. date
A	Bearer	Ordinary	none	147 000 000	1 470 000	transferring to share capital of the Company part of the reserve capital	16-05-97	01-01-97
Total amount of shares				200 000 000				
Total share capital					2 000 000			
Nominal value per share = 10 PLN								

*For purposes of comparison, the number of shares assumed following a stock split was authorised on the basis of resolution of the Extraordinary General Meeting of 30 April 1997 (date of registration 16 May 1997)

In the first half of 2004 there were no changes in the share capital of the Company. The share capital of the Company as at 30 June 2004 amounts to PLN 2 000 000 000 and is divided into 200 000 000 shares having a nominal value of PLN 10 each.

Based on information held by the Company, the ownership structure as at 30 June 2004 was as follows:

	Number of shares (same number of votes)	Nominal value of shares	% of share capital (same number of votes)
State Treasury	88 567 589	885 675 890	44.28%
Powszechna Kasa Oszczędności Bank Polski S.A.	10 750 922	107 509 220	5.38%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	10 116 182	101 161 820	5.06%
Other shareholders	90 565 307	905 653 070	45.28%

Data on shareholders holding over 5% of the share capital of the Company is provided based on notification received in respect of art. 147 of the law on the public trading of securities.

In July 2004 Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program) reduced its share in the total number of votes at the General Meeting of KGHM Polska Miedź S.A. to below 5%. On 7 July 2004 the bank held 9 604 406 shares, representing 4.80% of the share capital and granting the same number of votes at the General Meeting.

Note 13A.

TREASURY SHARES				
Amount	Value at purchase price	Balance Sheet value	Reason of purchase	Designation

Note 13B.

ISSUER'S SHARES BEING SUBORDINATED ENTITIES' PROPERTY			
Name of the entity, location of Head Office	Amount	Value at purchase price	Balance Sheet value

Note 14.

RESERVE CAPITAL	H1/2004	2003	H1/2003
a) Share premium account			
b) Statutory reserves	660 000	660 000	660 000
c) Reserve capital, created in accordance with statutory requirement, over the obligatory amount	964 204	534 236	530 378
d) Additional payments to reserve capital			
e) Other			
Total reserve capital	1 624 204	1 194 236	1 190 378

Note 15.

REVALUATION RESERVE	H1/2004	2003	H1/2003
a) due to revaluation of tangible fixed assets	680 205	698 654	703 860
b) due to gains / losses on valuation of financial instruments, of which:	(311 313)	(328 898)	318 915
- due to valuation of hedging instruments	(311 313)	(328 898)	318 915
c) due to deferred income tax	56 159	66 408	(89 691)
d) exchange rate differences on foreign divisions			
e) other			
Total revaluation reserve	425 051	436 164	933 084

Note 16.

OTHER RESERVE CAPITAL (BY DESIGNATION)	H1/2004	2003	H1/2003
Total other reserve capital			

Note 17.

WRITE-OFF OF NET PROFIT IN THE FINANCIAL YEAR	H1/2004	2003	H1/2003
Total write-off of net profit in the financial year			

Note 18A.

CHANGE IN PROVISION FOR DEFERRED INCOME TAX	H1/2004	2003	H1/2003
1. Provision for deferred income tax at the beginning of the period, of which:	202 729	196 940	196 940
a) recognised in financial result	188 009	147 392	147 392
- exchange rate differences	5 140	7 507	7 507
- interest	834	1 750	1 750
- valuation of derivative transactions	76 143	39 986	39 986
- depreciation	96 732	93 069	93 069
- revaluation of future cash flow hedging instruments	4 090		
- other	5 070	5 080	5 080
b) recognised in equity	14 720	49 548	49 548
- revaluation of future cash flow hedging instruments	14 720	49 548	49 548
c) recognised in goodwill or negative goodwill			
2. Increases	198 658	214 795	150 525
a) recognised in financial result for the period in connection with positive timing differences, due to:	55 923	121 288	77 924
- exchange rate differences	2 779	5 882	3 705
- interest	238	801	1 461
- valuation of derivative transactions	30 945	69 479	44 628
- depreciation	20 085	40 560	25 798
- revaluation of future cash flow hedging instruments		4 090	
- other	1 876	476	2 332
b) recognised in equity in connection with positive timing differences, due to:	142 735	93 507	72 601
- revaluation of future cash flow hedging instruments	142 735	93 507	72 601
c) recognised in goodwill or negative goodwill in connection with positive timing differences, due to:			
3. Decreases	(204 840)	(209 006)	(64 962)
a) recognised in financial result for the period in connection with positive timing differences, due to:	(47 487)	(80 671)	(29 652)
- exchange rate differences	(2 616)	(6 533)	(712)
- interest	(604)	(1 687)	(1 679)
- valuation of derivative transactions	(30 816)	(28 034)	(14 922)
- depreciation	(6 300)	(13 428)	(7 772)
- settlement of future cash flow hedging instruments	(1 533)		
- release of unnecessary provisions	(5 053)	(14)	
- tax rate changes		(28 413)	
- other	(565)	(2 562)	(4 567)
b) recognised in equity in connection with positive timing differences, due to:	(157 353)	(128 335)	(35 310)
- revaluation of future cash flow hedging instruments	(157 353)	(111 579)	(35 214)
- release of unnecessary provisions		(12 948)	(96)
- tax rate changes		(3 808)	
c) recognised in goodwill or negative goodwill in connection with positive timing differences			

EXEMPTION NUMBER: 82-4639

4. Total provision for deferred income tax at the end of the period	196 547	202 729	282 503
a) recognised in financial result	196 445	188 009	195 664
- exchange rate differences	5 303	6 856	10 500
- interest	468	864	1 532
- valuation of derivative transactions	76 272	81 431	69 692
- depreciation	110 517	120 201	111 095
- settlement of future cash flow hedging instruments	2 557	4 090	
- release of unnecessary provisions	(5 053)	(14)	
- tax rate changes		(28 413)	
- other	6 381	2 994	2 845
b) recognised in equity	102	14 720	86 839
- revaluation of future cash flow hedging instruments	102	31 476	86 935
- release of unnecessary provisions		(12 948)	(96)
- tax rate changes		(3 808)	
c) recognised in goodwill or negative goodwill			

EXEMPTION NUMBER: 82-4639

POSITIVE TEMPORARY DIFFERENCES

Items	Description	Type of timing differences	Beginning of period	End of period	Expiry date
1	2	3	4	5	6
	ASSETS				
A	Non-current assets				
I	intangible assets	depreciation	2 231	4 245	to full depreciation
II	tangible fixed assets	depreciation	506 884	577 424	to full depreciation
B	Current assets				
I	inventory	valuation of inventories	92	92	2004
II	short term debtors	accrued interest on debtors	4 327	2 300	2004
		accrued interest on debtors	34		
		accrued positive exchange rate differences related result of prior years		1 393	2004
		accrued penalties	4		
		accrued positive exchange rate differences	13 148	12 520	2004
		other	2 018	8 942	2004
III	short term investments				
	short term financial assets	accrued loans interests	15	15	2004
	other short term financial assets	valuation of hedging instruments		9 194	2004-2006
		valuation of financial income from derivative transactions	399 628	375 328	2004-2006
		valuation of embedded instruments	6 418	6 587	2017
		valuation of embedded instruments	986		2004
	cash and cash equivalents	accrued positive exchange rate differences	3 533	2 403	2004
		accrued interest from bank deposits	288	28	2004
		other		795	2004
	EQUITY AND LIABILITIES				
A	Equity	exchange rate differences on bank loans	15 317	15 162	2006
		valuation of future cash flows hedging instruments	47 603	533	to release date
B	Liabilities and provisions for liabilities				
II	long term liabilities				
	long term bank loans	accrued positive exchange rate differences	32 188	2 028	2006
		revaluation of bank loans	183	208	2006
		commission on bank loans	14 861	9 159	2006
III	short term liabilities				
		commission on bank loans	6 667	4 298	2004
	short term bank loans	accrued positive exchange rate differences	40	158	2004
		accrued positive exchange rate differences related result of prior years		33	2004
	other financial liabilities				
		accrued positive exchange rate differences, financial leasing	212	1 311	to release date
		valuation of financial income from derivative transactions	10 317		
IV	deferred income	other		300	2004-2005
	Total positive temporary differences		1 066 994	1 034 456	

Note 18B.

CHANGE IN LONG TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	H1/2004	2003	H1/2003
a) beginning of the period	619 978	611 996	611 996
- retirement-disability rights	98 067	98 064	98 064
- jubilee awards	161 557	166 159	166 159
- coal-equivalent payments	360 354	347 773	347 773
b) increase, due to:	17 590	57 102	15 215
- retirement-disability rights	3 173	3 140	629
- jubilee awards	3 106	10 002	
- coal-equivalent payments	11 311	43 960	14 586
c) utilisation, due to:			
d) release, due to:	(5 459)	(49 120)	(5 915)
- retirement-disability rights	(712)	(3 137)	
- jubilee awards	(1 637)	(14 604)	(5 915)
- coal-equivalent payments	(3 110)	(31 379)	
e) end of the period	632 109	619 978	621 296
- retirement-disability rights	100 528	98 067	98 693
- jubilee awards	163 026	161 557	160 244
- coal-equivalent payments	368 555	360 354	362 359

EXEMPTION NUMBER: 82-4639

Note 18C.

CHANGE IN SHORT TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	H1/2004	2003	H1/2003
a) beginning of the period	51 651	48 555	48 555
- retirement-disability rights	10 366	10 284	10 284
- jubilee awards	21 224	20 147	20 147
- coal-equivalent payments	20 061	18 124	18 124
b) increase, due to:	1 996	3 782	
- creation of provisions for retirement-disability rights	272	457	
- creation of provisions for jubilee awards	644	1 350	
- creation of provisions for coal-equivalent payments	1 080	1 975	
c) utilisation, due to:			
d) release, due to:	(1 412)	(686)	
- retirement-disability rights	(582)	(375)	
- jubilee awards	(807)	(273)	
- coal-equivalent payments	(23)	(38)	
e) end of the period	52 235	51 651	48 555
- retirement-disability rights	10 056	10 366	10 284
- jubilee awards	21 061	21 224	20 147
- coal-equivalent payments	21 118	20 061	18 124

Note 18D.

CHANGE IN OTHER LONG TERM PROVISIONS (BY TYPE)	H1/2004	2003	H1/2003
a) beginning of the period	407 742	412 859	412 859
- costs of mine closure	365 880	370 056	370 056
- future costs of disposal of fixed assets in liquidation	2 568	4 492	4 492
- other provisions for potential losses, expenses and liabilities	39 294	38 311	38 311
b) increase, due to:	24 340	25 238	10 065
- creation of provisions for costs of mine closure	22 174	21 459	7 378
- creation of provisions for liquidation of fixed assets			46
- creation of provisions for other potential losses, expenses and liabilities		3 779	2 641
- changes of valuation of provisions for municipality liabilities	2 166		
c) utilisation, due to:		(9 830)	
- increasing the mines liquidation fund		(9 830)	
d) release, due to:	(33 027)	(20 525)	(10 907)
- change of valuation of provisions for mine closure costs	(28 038)	(15 805)	(10 572)
- management of fixed assets	(21)	(1 158)	(66)
- release of provisions for other potential losses, expenses and liabilities	(3 326)	(2 796)	(269)
- transfer of other provision to short term provisions	(1 642)	(766)	
e) end of the period	399 055	407 742	412 017
- costs of mines closure	360 016	365 880	366 862
- future costs of disposal of fixed assets in liquidation	2 547	2 568	4 472
- other provisions for potential losses, expenses and liabilities	36 492	39 294	40 683

Note 18E.

CHANGE IN OTHER SHORT TERM PROVISIONS (BY TYPE)	H1/2004	2003	H1/2003
a) beginning of the period	40 385	84 249	84 249
- costs of mines closure	2 865	3 353	3 353
- management of fixed assets	4 735	2 756	2 756
- potential state budget liabilities	14 309	32 645	32 645
- disputed issues and other liabilities	18 476	45 495	45 495
b) increase, due to:	4 151	30 932	2 395
- creation of provision	4 151	30 932	2 395
c) utilisation, due to:	(11 286)	(49 590)	(38 476)
- realisation of expenses	(11 286)	(49 590)	(38 476)
d) release, due to:	(878)	(25 206)	(8 517)
- release of unnecessary provision after revaluation	(878)	(25 206)	(8 517)
e) end of the period	32 372	40 385	39 651
- costs of mines closure	1 889	2 865	963
- management of fixed assets	4 095	4 735	2 152
- potential State budget liabilities	5 916	14 309	16 966
- disputed issues and other liabilities	20 472	18 476	19 570

Note 19A.

LONG TERM LIABILITIES	H1/2004	2003	H1/2003
a) toward subsidiaries	3 132		
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements	3 132		
- other (by type)			
b) toward co-subsidiaries			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
c) toward associates			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
d) toward significant investor			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
e) toward dominant entity			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
f) toward other entities	936 545	1 420 447	9 126
- bank and other loans	908 871	1 415 214	5 000
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements	3 785	5 233	4 126
- other (by type)	23 889		
- long term agreement for use of information	23 889		
Total long term liabilities	939 677	1 420 447	9 126

Note 19B.

LONG TERM LIABILITIES - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	H1/2004	2003	H1/2003
a. Over 1 year, to 3 years	683 622	1 095 524	6 400
b. Over 3 years, to 5 years	244 057	324 923	2 726
c. Over 5 years	11 998		
Total long term liabilities	939 677	1 420 447	9 126

Note 19C.

LONG TERM LIABILITIES (BY CURRENCY)	H1/2004	2003	H1/2003
a) in Polish currency	41 807	237 133	9 126
b) in foreign currency	897 870	1 183 314	
b1.unit / currency '000 / USD	239 805	316 352	
'000PLN	897 870	1 183 314	
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
other currencies in '000PLN			
Total long term liabilities	939 677	1 420 447	9 126

Note 19D.

LONG TERM LIABILITIES DUE TO BANK AND OTHER LOANS									
Name of entity (company) and legal form	Location of Office	Amount of bank/other loans according to agreement		Payable amount of bank/other loans		Interest rate	Repayment period	Security	Other
		PLN	Currency	PLN	Currency				
ABN AMRO BANK NV	250 Bishopsgate, EC2M 4AA LONDON, United Kingtom	764 320	200 000 USD	535 509	142 917 USD	1M LIBOR+ 1.3%	2008-07-18	Proxy rights to bank accounts, surrender of company rights to specified trade agreements	Liabilities payable in monthly instalments in period from 26.07.2005 to 18.07.2008
PeKaO S.A.	ul.Grzybowska 53/57, 00-950 Warsaw	597 647	159 500 USD	371 521	99 152 USD	1M LIBOR+ 1.3%	2006-07-18	Proxy rights to bank accounts, registered pledge on inventories, surrender of company rights to specified trade agreements	
Commission on bank loan USD				(9 159)	(2 264) USD				
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	Wrocław	7 000		7 000		4.00%	2008-12-16	Bill of exchange in blanco, registered pledge on gas dedusting facility for anode furnaces, surrender of rights to insurance policy of assets arising due to financing of investment	
Narodowy Fundusz Ochrony Środowiska i Gospodarki Wodnej	Warsaw	4 000		4 000		bill of exchange rediscount rate of 0.5, set by the NBP an annual basis	2006-06-30	Own bill of exchange in blanco, declaration of borrower on acceptance of execution of loan agreement, prepared as a notarial act	
Total		1 372 967		908 871					

Note 19E.

LONG TERM LIABILITIES DUE TO THE ISSUING OF DEBT LONG TERM FINANCIAL INSTRUMENTS							
Corporate bonds by type	Face value	Interest rate	Redemption period	Guarantees/Security	Additional rights	Quotation market	Other

EXEMPTION NUMBER: 82-4639

Note 20A.

SHORT TERM LIABILITIES	H1/2004	2003	H1/2003
a) toward subsidiaries	137 110	131 733	122 064
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:	129 957	130 882	86 864
- less than 12 months	129 957	130 882	86 864
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)	7 153	851	35 200
- liabilities due to payments to capital			35 000
- other liabilities	7 153	851	200
b) toward co-subsidiaries			
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			
c) toward associates	647	1 981	5 284
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:	647	1 313	3 850
- less than 12 months	647	1 313	3 850
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)		668	1 434
- property insurance			
- other liabilities		668	1 434
d) toward significant investor			
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			
e) toward dominant entity			
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			

f) toward other entities	1 333 291	1 565 498	2 292 544
- bank and other loans, of which:	131 781	120 036	1 891 211
- long term bank and other loans repayable in the present period	125 073	113 157	1 197 152
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:	680 478	844 434	34 385
- due to valuation of derivative instruments	680 478	844 434	33 261
- other			1 124
- due to goods, works and services:	150 348	220 849	114 300
- less than 12 months	150 348	220 849	114 300
- over 12 months			
- advances received for deliveries	1 338		956
- bills of exchange liabilities			
- due to taxes, customs duty, insurance and other benefits	236 117	179 501	140 147
- due to wages	40 030	80 281	37 682
- other (by type)	93 199	120 397	73 863
- mining royalty	11 231	10 709	11 848
- liabilities due to leasing	5 728	2 528	
- environmental fees	17 851	22 450	16 071
- public settlements payable in future periods	38 439	64 079	34 761
- settlement of wage deductions	6 854	6 200	6 711
- other	13 096	14 431	4 472
g) special funds (by type)	74 178	58 865	67 958
- social fund	60 028	49 138	61 599
- other funds	14 150	9 727	6 359
Total short term liabilities	1 545 226	1 758 077	2 487 850

Note 20B.

SHORT TERM LIABILITIES (BY CURRENCY)	H1/2004	2003	H1/2003
a) in Polish currency	760 744	845 846	1 460 702
b) in foreign currency	784 482	912 231	1 027 148
b1.unit / currency '000 / USD	209 096	243 515	263 359
'000PLN	783 884	911 385	1 026 518
b2.unit / currency '000 / EUR	12	25	27
'000PLN	55	117	120
b3.unit / currency '000 / GBP	80	109	79
'000PLN	543	729	510
other currencies in '000PLN			
Total short term liabilities	1 545 226	1 758 077	2 487 850

KGHM Polska Miedź S.A. SA-P 2004 in '000 PLN

EXEMPTION NUMBER: 82-4639

Note 20C.

SHORT TERM LIABILITIES DUE TO BANK AND OTHER LOANS									
Name of entity (company) and legal form	Location of Head Office	Amount of bank and other loans according to agreement		Payable amount of bank and other loans		Interest rate	Repayment period	Security	Other
		PLN	Currency	PLN	Currency				
ABN AMRO BANK NV	250 Bishopsgate, EC2M 4AA LONDON, United Kingtom			129 584	34 583 USD	1M LIBOR+ margin of 1.3%	2005-06-26	Proxy rights to bank accounts, surrender of company rights to specified trade agreements	Long term bank loan, instalments payable in the next of 12 months. Liabilities payable in monthly instalments in period from 26.07.2004 to 26.06.2005
Accrued interest				708					
Revaluation of bank loan in USD				(179)					
Commission on bank loan in USD				(4 332)	(1072) USD				
Narodowy Fundusz Ochrony Środowiska i Gospodarki Wodnej	Warsaw	4 000		4 000		bill of exchange rediscount rate of 0.5, set by the NBP an annual basis	2005-06-30	Own bill of exchange in blanco, declaration of borrower on acceptance of execution of loan agreement, prepared as a notarial act	
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	Wrocław	2 000		2 000		4.00%	2005-06-16	Own bill of exchange in blanco, registered pledge on gas dedusting facility for anode furnaces, surrender of rights to insurance policy of assets arising due to financing of investment	
Total		6 000		131 781					

Note 20D.

SHORT TERM LIABILITIES DUE TO THE ISSUING OF DEBT FINANCIAL INSTRUMENTS						
Corporate bonds by type	Face value	Interest rate	Redemption period	Guarantees/Security	Additional rights	Other

Note 21A

CHANGE IN NEGATIVE GOODWILL	H1/2004	2003	H1/2003
Beginning of the period			
a) increase, due to:			
b) decrease, due to:			
Negative goodwill at the end of the period			

Note 21B.

OTHER ACCRUALS AND DEFERRED INCOME	H1/2004	2003	H1/2003
a) accruals	200 168	129 818	156 199
- long term accruals (by type)			
- short term accruals (by type)	200 168	129 818	156 199
- wages with charges	177 717	104 080	130 890
- environmental fees	106	34	80
- liabilities due to unused vacations	13 784	13 784	13 090
- other	8 561	11 920	12 139
b) deferred income	3 632	19 983	16 538
- long term deferred income (by type)	2 562	2 630	2 011
- cash and cash equivalents received for acquisition or construction of fixed assets and research projects	2 562	2 630	2 011
- short term deferred income (by type)	1 070	17 353	14 527
- payments for future services and advances of over 50% of their value	230	16 478	14 019
- grants, subsidies, subsidies relating to capital expenditure and research projects	718	750	399
- other	122	125	109
Total other accruals and deferred income	203 800	149 801	172 737

Note 22

INFORMATION USED IN THE CALCULATION OF NET ASSETS PER SHARE AND DILUTED NET ASSETS PER SHARE	H1/2004	2003	H1/2003
Equity	4 639 170	3 655 189	3 721 992
Shares outstanding	200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	23.20	18.28	18.61
Diluted number of shares			
Diluted net assets per share (in PLN)			

The value of net assets per share was calculated as the relation between equity of KGHM Polska Miedź S.A. on the balance sheet date to outstanding shares of KGHM Polska Miedź S.A.

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 23A.

CONTINGENT DEBTORS FROM RELATED ENTITIES (BY TYPE)	H1/2004	2003	H1/2003
a) received guarantees, of which:			
- from subsidiaries			
- from co-subsidiaries			
- from associates			
- from significant investor			
- from dominant entity			
b) other (by type)			
- of which: from subsidiaries			
- of which: from co-subsidiaries			
- of which: from associates			
- of which: from significant investor			
- of which: from dominant entity			
Total contingent debtors from related entities			

Note 23B.

CONTINGENT LIABILITIES TOWARD RELATED ENTITIES (BY TYPE)	H1/2004	2003	H1/2003
a) granted guarantees, of which:	3 518	17 357	
- toward subsidiaries	3 518	17 357	
- toward co-subsidiaries			
- toward associates			
- toward significant investor			
- toward dominant entity			
b) other (by type)	7 683	8 000	
- liabilities due to rationalisation and R&D work, and other unrealised agreements	7 683	8 000	
- of which: toward subsidiaries	7 683	8 000	
- of which: toward co-subsidiaries			
- of which: toward associates			
- of which: toward significant investor			
- of which: toward dominant entity			
Total contingent liabilities toward related entities	11 201	25 357	

EXEMPTION NUMBER: 82-4639

EXPLANATORY NOTES TO THE INCOME STATEMENT

Note 24A.

NET REVENUE FROM SALE OF PRODUCTS (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	H1/2004	H1/2003
- copper, precious metals and other smelter products	3 137 768	2 156 804
- of which: from related entities	639 040	435 449
- energy	9 799	24 439
- of which: from related entities	486	3 088
- processing of copper	172	35
- of which: from related entities		
- salt	13 779	9 503
- of which: from related entities	13 779	9 503
- other products	42 872	14 980
- of which: from related entities	18 577	5 700
Total net revenue from sale of products	3 204 390	2 205 761
- of which: from related entities	671 882	453 740

Note 24B.

NET REVENUE FROM THE SALE OF PRODUCTS (TERRITORIAL STRUCTURE)	H1/2004	H1/2003
a) Domestic	1 006 947	622 067
- of which: from related entities	74 248	40 871
- copper, precious metals and other smelter products	946 853	574 474
- of which: from related entities	45 515	23 944
- energy	9 799	24 439
- of which: from related entities	486	3 088
- processing of copper	86	35
- of which: from related entities		
- salt	9 670	8 139
- of which: from related entities	9 670	8 139
- other products	40 539	14 980
- of which: from related entities	18 577	5 700
b) Export	2 197 443	1 583 694
- of which: from related entities	597 634	412 869
- copper, precious metals and other smelter products	2 190 915	1 582 330
- of which: from related entities	593 525	411 505
- energy		
- of which: from related entities		
- processing of copper	86	
- of which: from related entities		
- salt	4 109	1 364
- of which: from related entities	4 109	1 364
- other products	2 333	
- of which: from related entities		
Total revenue from the sale of products	3 204 390	2 205 761
- of which: from related entities	671 882	453 740

Note 25A.

NET REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	H1/2004	H1/2003
- wastes	5 915	3 736
- of which: from related entities	1 119	692
- resale of material	5 986	4 933
- of which: from related entities	4 593	3 131
- copper and cobalt		1 030
- of which: from related entities		
- other	4 216	474
- of which: from related entities	1 052	56
Total revenue from the sale of materials and goods for resale	16 117	10 173
- of which: from related entities	6 764	3 879

Note 25B.

NET REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (TERRITORIAL STRUCTURE)	H1/2004	H1/2003
a) Domestic	16 117	10 173
- of which: from related entities	6 764	3 879
- wastes	5 915	3 736
- of which: from related entities	1 119	692
- resale of material	5 986	4 933
- of which: from related entities	4 593	3 131
- copper		1 030
- of which: from related entities		
- other	4 216	474
- of which: from related entities	1 052	56

EXEMPTION NUMBER: 82-4639

b) Export		
- of which: from related entities		
- wastes		
- of which: from related entities		
- resale of material		
- of which: from related entities		
- cobalt		
- of which: from related entities		
- other		
- of which: from related entities		
Total revenue from the sale of materials and goods for resale	16 117	10 173
- of which: from related entities	6 764	3 879

Note 26.

COSTS BY TYPE	H1/2004	H1/2003
a) Depreciation	140 913	149 682
b) Consumption of materials and energy	847 564	728 828
c) External services	380 948	350 462
d) Taxes and fees	119 056	112 291
e) Wages and salaries	549 066	513 519
f) Social insurance and other benefits	196 284	179 913
g) Other (due to)	36 400	32 061
- advertising and promotion costs	9 272	6 913
- property and personnel insurance	8 441	7 272
- business trip	2 554	2 240
- other costs	16 133	15 636
Total costs by type	2 270 231	2 066 756
Change in work in progress, finished goods and prepayments and accruals	14 665	(15 784)
Costs of production of products for internal use (negative value)	(15 290)	(8 259)
Selling costs (negative value)	(38 589)	(40 187)
General administration costs (negative value)	(222 303)	(204 133)
Costs of production of manufactured products sold	2 008 714	1 798 393

Note 27.

OTHER OPERATING INCOME	H1/2004	H1/2003
a) Release of provisions, due to:	10 550	13 024
- acquisition of site for building of tailing pond (revaluation)	3 326	5 203
- retirement and related rights	6 246	5 915
- other liabilities	978	1 906
b) other, of which:	27 078	22 321
- reversal of allowance for assets, upon elimination of case for their creation	1 888	3 026
- income from liquidation of fixed assets	814	681
- penalties and damages paid to the company	1 243	1 158
- write-off of liabilities	95	80
- correction of property tax from prior year	12 011	3 493
- other operating income	11 027	13 883
Total other operating income	37 628	35 345

Note 28.

OTHER OPERATING COSTS	H1/2004	H1/2003
a) Provisions created due to:	33 857	19 035
- future costs of mine closure	11 890	
- retirement and related rights	18 970	15 215
- acquisition of site for building of tailing pond (revaluation)	2 166	3 083
- other	831	737
b) other, of which:	21 575	17 877
- donations	6 070	4 124
- correction of property tax	32	2 258
- other	15 473	11 495
Total other operating costs	55 432	36 912

REVALUATION OF NON-FINANCIAL ASSETS

Description	H1/2004	H1/2003
- write-off of fixed assets designated for disposal	2 399	1 203
- write-off of fixed assets under construction	208	71
- valuation of by-products and materials inventory to market prices	756	1 888
- increase of allowance for foreign trade debtors, related to change in exchange rates	47	4 589
- allowance for debtors	2 595	28 900
Total revaluation of non-financial assets	6 005	36 651

Note 29A.

FINANCIAL INCOME FROM DIVIDENDS AND SHARE IN PROFIT	H1/2004	H1/2003
a) from related entities	68 872	47 643
- from subsidiaries	325	700
- from co-subsidiaries		
- from associates	68 547	46 943
- from significant investor		
- from dominant entity		
b) from other entities	1 526	125
Total financial income from dividends and share in profit	70 398	47 768

Note 29B.

FINANCIAL INCOME FROM INTEREST	H1/2004	H1/2003
a) due to loans	126	5 770
- from related entities, of which:	113	
- from subsidiaries	113	
- from co-subsidiaries		
- from associates		
- from significant investor		
- from dominant entity		
- from other entities	13	5 770
b) other interest	62 612	52 176
- from related entities, of which:	49 764	47 732
- from subsidiaries	49 764	47 731
- from co-subsidiaries		
- from associates		1
- from significant investor		
- from dominant entity		
- from other entities	12 848	4 444
Total financial income from interest	62 738	57 946

Note 29C.

OTHER FINANCIAL INCOME	H1/2004	H1/2003
a) foreign exchange gains	23 544	11 170
- realised	25 840	(788)
- unrealised	(2 296)	11 958
b) release of provisions, due to:		1 876
- financial risk - interest		1 876
c) other, of which:	31 821	6 915
- revaluation of provision for mine closure costs	22 039	4 302
- valuation and settlement of embedded instruments	4 554	819
- other financial income	5 228	1 794
Total other financial income	55 365	19 961

Foreign exchange gains are presented as an excess of foreign exchange gains over losses

For the first half of 2004:

Foreign exchange gains	25 875
Foreign exchange losses	(2 331)

Note 30A.

FINANCIAL COSTS FROM INTEREST	H1/2004	H1/2003
a) from bank and other loans:	25 738	49 679
- to related entities, of which:		
- to subsidiaries		
- to co-subsidiaries		
- to associates		
- to significant investor		
- to dominant entity		
- to other entities	25 738	49 679
b) other interest	4 534	(1 824)
- to related entities, of which:		
- to subsidiaries	191	21
- to co-subsidiaries		
- to associates		
- to significant investor		
- to dominant entity		
- to other entities	4 343	(1 845)
Total financial costs from interest	30 272	47 855

Note 30B.

OTHER FINANCIAL COSTS	H1/2004	H1/2003
a) foreign exchange losses		
- realised		
- unrealised		
b) provisions created, due to:		1 197
- risk for budget interest		1 197
c) other, of which:	22 226	32 348
- allowance for debtors due to interest	687	15 338
- commission	8 766	694
- revaluation of provision for mine closure costs	10 307	7 378
- valuation and settlement of embedded instruments	1 496	3 388
- other financial costs	970	5 550
Total other financial costs	22 226	33 545

Note 31.
Information on the results from sales of all or part of shares of subordinated entities and on the means of settlement will be presented in the consolidated financial report.

Note 32.

EXTRAORDINARY GAINS	H1/2004	H1/2003
a) profits resulting from accidents	20	20
b) other, by type:		
Total extraordinary gains	20	20

Note 33.

EXTRAORDINARY LOSSES	H1/2004	H1/2003
a) losses resulting from accidents	20	4
b) other, by type:		
Total extraordinary losses	20	4

Note 34A.

CURRENT TAXATION	H1/2004	H1/2003
1. Profit (loss) before taxation	1 191 847	275 295
2. Differences between profit (loss) before tax and tax base (by item)	(78 374)	47 112
- provisions created	209 509	211 673
- provisions released	(124 146)	(142 395)
- interest paid	682	6 229
- accrued interest, recovered on tax overpayment	(8 460)	(8 543)
- State budget interest and interest accrued on bank loans	4 158	547
- positive realised exchange rate differences	(1 813)	71
- positive accrued exchange rate differences	(72 303)	(28 845)
- negative realised exchange rate differences	(11 567)	(4 922)
- negative accrued exchange rate differences	(7 051)	3 558
- realised income from derivative instruments	221 571	98 351
- accrued income from derivative instruments	(697 374)	(156 767)
- realised costs of derivative instruments	(244 709)	(35 396)
- accrued costs of derivative instruments	687 433	103 551
- other	(34 304)	
3. Tax base	1 113 473	219 481
4. Corporate income tax at the rate of 19%, 27%	211 560	59 260
5. Increases, waivers, reliefs, write offs and reductions of tax	(241)	84
6. Current corporate income tax charge disclosed in tax return for the period, of which:	211 319	59 344
- shown in income statement	211 319	59 344
- relating to the items, which decreased or increased equity		
- relating to the items, which decreased or increased goodwill or negative goodwill		

Note 34B.

DEFERRED INCOME TAX, SHOWN IN THE INCOME STATEMENT	H1/2004	H1/2003
- decrease (increase) due to the arise and reversal of temporary differences	2 708	(555)
- decrease (increase) due to changes in taxation rates		
- decrease (increase) due to previously unrecognised tax losses, tax relief or prior period temporary differences		
- decrease (increase) due to the write-off of deferred income tax assets or to inability to utilise the deferred income tax provision	660	
- other elements of deferred tax (by type)		
Total deferred income tax	3 368	(555)

Note 34C.

TOTAL DEFERRED INCOME TAX	H1/2004	H1/2003
- recognised in equity	56 159	(89 692)
- recognised in goodwill or negative goodwill		

EXEMPTION NUMBER: 82-4639

Note 34D.

TAXATION SHOWN IN THE INCOME STATEMENT DUE TO	H1/2004	H1/2003
- discountinued activity		
- extraordinary items		4

Note 35.

OTHER OBLIGATORY DEDUCTIONS FROM PROFIT (LOSS INCREASE), DUE TO:	H1/2004	H1/2003
Total other obligatory deductions from profit (loss increase)		

Note 36.

SHARE IN NET PROFIT (LOSSES) OF SUBORDINATED ENTITIES VALUED BY THE EQUITY METHOD OF WHICH:	H1/2004	H1/2003
- write-off of goodwill of subordinated entities		
- write-off of negative goodwill of subordinated entities		
- write-off of differences in valuation of net assets		

Note37.

PROPOSAL OF PROFIT DISTRIBUTION / COVERAGE OF LOSSES

Description	H1/2004	H1/2003
Profit / loss for the period	977 160	215 396
Distribution of profit / coverage of losses	977 160	215 396
- transfer to reserve capital	977 160	215 396

Note 38.

Information used in the calculation of net profit per ordinary share and diluted net profit per ordinary share

Item	Description	Number of shares	Registration date	Rights to dividends	H1/2004	H1/2003
1	Ordinary shares - Act of transformation of 9.09.1991*	53 000 000	12.09.1991	per registration date		
2	Ordinary shares - Resolution of the Extraordinary GSM of 30.04.1997	147 000 000	16.05.1997	01.01.1997		
3	Average weighted number of ordinary shares				200 000 000	200 000 000
4	Net profit (loss) for 12 months (in '000PLN)				1 400 902	453 480
5	Net profit (loss)per share (in PLN)				7.00	2.27
6	Weighted average diluted number of ordinary shares					
7	Diluted net profit per share (in PLN)					

*For purposes of comparison, the number of shares assumed following a stock split was authorized on the basis of a resolution of the Extraordinary General Meeting of Shareholders of 30 April 1997 (date of registration 16 May 1997)

Net profit per ordinary share is calculated as the relation of net profit of KGHM Polska Miedź S.A. for the last 12 months prior to the balance sheet date, given an average weighted number of ordinary shares of KGHM Polska Miedź S.A. remaining in the possession of shareholders in specific periods

EXPLANATORY NOTES TO THE CASH FLOW STATEMENT

Explanatory Note Nr 1
to the Cash Flow Statement

STRUCTURE OF CASH AND CASH EQUIVALENTS
IN THE CASH FLOW STATEMENT
FOR THE PERIOD FROM 1 JANUARY 2004 TO 30 JUNE 2004

Item	Description	Beginning of period	End of period	Change
1	2	3	4	5
1.	Cash in hand	100	95	(5)
2.	Cash at bank	22 875	49 379	26 504
3.	Other cash and cash equivalents, of which:	5		(5)
	a) cash in transit	5		(5)
4.	Other monetary assets	252 462	395 839	143 377
	a) financial assets payable or due within 3 months from the date of their receipt, issuance, acquisition or from establishment - cash deposits, cheques, external bills of exchange and other financial assets	252 174	395 417	143 243
	b) interest from financial assets payable or due within 3 months from the date of their receipt, issuance, acquisition or from establishment	288	422	134
5.	Total cash and cash equivalents shown in the cash flow statement	275 442	445 313	169 871
	including those having limited rights of disposal	x	62 603	x

Explanatory Note Nr 2
to the Cash Flow Statement

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE CASH FLOW STATEMENT

Change in provisions for the period from 1 January 2004 to 30 June 2004

Item	Description	Change
1	2	3
1	Provisions from the balance sheet	(10 167)
2	Deferred income tax provisions- item recognised in equity	(14 618)
3	Change in provisions in the cash flow statement (1-2)	4 451

Change in debtors for the period from 1 January 2004 to 30 June 2004

Item	Description	Change
1	2	3
1	Short-term debtors from the balance sheet	(112 371)
2	Long-term debtors from the balance sheet	
3	Debtors due to investment activity	4 730
4	Change in debtors in the cash flow statement (1+2-3)	(117 101)

Change in cash and cash equivalents for the period from 1 January 2004 to 30 June 2004

Item	Description	Change
1	2	3
1	Cash and cash equivalents from the balance sheet	170 425
2	Change in cash and cash equivalents due to exchange rate differences	554
3	Change in cash and cash equivalents in the cash flow statement (1-2)	169 871

Explanatory Note Nr 2 - cont.
to the Cash Flow Statement

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE CASH FLOW STATEMENT

Change in liabilities for the period from 1 January 2004 to 30 June 2004

Item	Description	Change
1	2	3
1	Short term liabilities in the balance sheet	(212 851)
2	Loans	1 575
3	Bank loans	10 168
4	Other short term financial liabilities	(158 781)
5	Expenditures from other special funds	(27)
6	Liabilities due to investing activities	(74 929)
7	Other long term liabilities	
8	Change in liabilities due to operating activity in the cash flow statement (1-2-3-4-5-6+7)	9 143

Change in prepayments and accruals for the period from 1 January 2004 to 30 June 2004

Item	Description	Change
1	2	5
1	Accruals (in the balance sheet)	53 999
2	Negative goodwill	
I	Change in accruals (1-2)	53 999

Item	Description	Change
1	Long term prepayments	19 740
2	Long term prepayments due to income tax - items recognised in equity	24 867
3	Short term prepayments	(35 767)
II	Change in prepayments (1-2+3)	(40 894)
III	Change in prepayments in the cash flow statement (I+II)	13 105

Explanatory Note Nr 3
to the Cash Flow Statement

DESCRIPTION OF ADJUSTMENTS, INFLOWS AND OUTFLOWS, WHOSE TOTAL EXCEEDS 5% OF THE TOTAL AMOUNT OF ADJUSTMENTS, INFLOWS AND OUTFLOWS AS SHOWN FOR THE GIVEN ACTIVITY IN THE CASH FLOW STATEMENT

Item	Financial statement item	H1/2004	H1/2003
I.	Other items of operating activities in the cash flow statement, of which:	(374 245)	(583 626)
1	valuation of derivative and embedded instruments	490 204	5 123
2	adjustment of revaluation reserve from realised and unrealised exchange rate differences on bank loans	13 272	(8 862)
3	the effects of valuation of shares by the equity method settled in the undistributed result of prior years	(400 809)	(623 858)
4	gross effects of valuation related to changes in the principles of applying currency exchange rates settled in undistributed profit of prior years	16 711	6 992
5	hedging deposits paid, made by the Company in relation to open hedging transactions entered into	(57 453)	
6	reclassification of interest on loans from short term financial assets to cash and cash equivalents		3 157
7	capitalised credit fees	8 209	
8	adjustment of cash flow due to settlement of commodity hedging instruments in operating activities revenues	(442 266)	32 922
II.	Other inflow from investing activities	190	
1	repayment of short-term loans	190	
III.	Other outflow from investing activities in the cash flow statement, of which:	(10 755)	(1 376)
1	costs of liquidation of tangible and intangible assets	(1 272)	(591)
2	granting of short-term loans	(500)	(785)
3	prepayment made on tangible fixed assets under construction	(8 983)	
IV.	Other inflow from financing activities		
V.	Other outflow from financing activities		

ADDITIONAL EXPLANATORY NOTES

TO THE HALF-YEAR FINANCIAL STATEMENTS SA-P 2004

KGHM Polska Miedź S.A. SA-P 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 1.1

INFORMATION ON FINANCIAL INSTRUMENTS

Item	Description	Financial assets held for trading	Financial liabilities held for trading	Loans and receivables originated *	Financial assets held to maturity	Financial assets available for sale
1.	Beginning of the period	398 260	641 746	253 606	1 428 802	451 250
2.	Increase	161 157	862 334	21 713 801	69 396	1 338
	- acquisition, creation, drawing	160 151	859 941	21 712 717	69 135	1 338
	- valuation	1 006	70	922		
	- revaluation		2 323	162	261	
	- reclassification					
	- other					
3.	Decrease	281 632	1 228 503	21 596 163	46 183	438 750
	- disposal, release, repayment	280 796	1 223 837	21 596 163	46 183	
	- valuation	836	4 345			
	- revaluation		13			
	- reclassification					438 750
	- other		308			
4.	End of the period	277 785	275 577	371 244	1 452 015	13 838
of which :						
4.1	presented in balance sheet with indication of item	277 785	275 577	371 244	1 452 015	13 838
	Other short term financial assets - derivative instruments held for trading	271 198				
	Other short term financial assets – derivative embedded instruments	6 587				
	Other short term financial assets					
	Short term financial assets - other securities, financial debt instruments					
	Long term liabilities-bank loans/ other loans		11 000			
	Long term liabilities-other financial liabilities		30 806			
	Short term liabilities-bank loans/other loans		6 000			
	Short term liabilities-other financial liabilities		7 706			
	Other financial liabilities - derivative instruments held for trading		219 737			
	Other financial liabilities - derivative embedded instruments		328			
	Long term financial assets-loans granted					
	Short term financial assets-loans granted			4 544		
	Short term financial assets-other securities, treasury bonds					
	Short term financial assets - unpaid interest on long term loans					
	Other cash assets - bank deposits			366 700		
	Other cash assets - unpaid interest on debt securities				261	
	Other cash assets - securities financed by the Social Fund/ Mine Closure Fund				24 737	
	Long term securities				1 379 800	
	Trade debtors - debtors from derivative instruments					
	Long term financial assets - shares					13 838
	Long term financial assets - other securities				47 217	
	Other					
4.2	in off-balance sheet items					

*from receivables originated are excluded debtors and liabilities related to the physical delivery of goods

Item	Description	Financial assets - hedging transactions - derivative instruments	Financial liabilities - hedging transactions - derivative instruments	Financial liabilities - hedging transactions - bank loan
1.	Beginning of the period	77 565	537 165	1 328 292
2.	Increase	45 368	283 669	2 363
	- acquisition, creation, drawing	45 368	283 669	
	- valuation			1 655
	- revaluation			708
	-reclassification			
	-other			
3.	Decrease	121	360 421	307 003
	- disposal, release, repayment	121	230 049	293 486
	- valuation			
	- revaluation			26
	- other – unsettled commisions, security deposits		130 372	13 491
4.	End of the period	122 812	460 413	1 023 652

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

DERIVATIVE FINANCIAL INSTRUMENTS

RISK MANAGEMENT IN THE COMPANY

The main risk to which the Company is exposed in connection with its activities is the risk of changes in the prices of copper and silver and currency risk. Fluctuations in the prices of these metals have a significant impact on the financial results of the Company.

The Company employs a wide range of derivative financial instruments as risk management tools and for trading purposes. The policy and the strategy of using derivatives is defined and monitored by the Management Board.

Commodity price risk

The main risk is the effect of the generally-accepted in the metal industry method of pricing sales contracts, whereby prices are set based on average monthly prices (from the month of delivery of goods to the client) quoted on the London Metal Exchange (LME) in the case of copper, and on the London Bullion Market (LBM) in the case of silver. Both of these markets are quite small in comparison to the global financial market, due to which they are susceptible to the speculative activities of large investment funds which are able to bring about significant differences between prices set on the institutional markets, and prices which are adequate to meeting the needs of a particular sector.

The Company manages its price risk using forwards and options contracts. Some of the instruments used by the Company create a zero-cost options structure, e.g. collar-type contracts.

Some of our clients expect that the price basis in the contracts will be defined in a non-standard way (in particular with a fixed price in the long term). To meet such expectations the Company enters into commodity swaps, which permit customers to be offered the requested price and the Company to receive an average price from the month of the delivery. At the date of the final settlement the additional profit (loss) from the derivative is offset by a corresponding loss (profit) from physical sale of the goods. As a results the Company always obtains an average price from the month of the delivery.

The instruments described above are classified and recognised in the financial statements as hedging instruments. Other transactions are treated as instruments held for trading purposes. Accounting policies applied in respect of these transactions are described in the Introduction.

Currency risk

Currency risk is important to the Company since it impacts on the Company's revenues from export contracts expressed in foreign currencies, while the basic currency for the Company is the Polish złoty. Other revenues from the domestic sales contracts for products, despite being expressed in the Polish złoty, are also dependent on the USD exchange rate.

This is the reason why the Company actively manages the currency risk.

The Company hedges projected revenues which are exposed to currency risk using currency forwards, options strategies and rarely by swaps. The Company intends to protect in this way its future sales expressed in foreign currencies.

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

As its revenues are denominated in foreign currencies, the Company also takes on liabilities in these currencies. Thus the credits drawn constitute a hedge against fluctuations of the exchange rate and are treated as hedging transactions.

Interest rate risk

KGHM Polska Miedź S.A. is exposed to the risk of changes in short term interest rates applied to debt with variable interest rates, as well as to changes in long term interest rates in the case of drawing new or refinancing existing debt.
The Company did not hedge interest rate risk in the first half of 2004.

Credit risk

KGHM Polska Miedź S.A. is exposed to three main areas of credit risk:
- the creditworthiness of customers with whom it undertakes products sales transactions, in particular should there exist a non-standard base price;
- the creditworthiness of the financial institutions (banks/brokerages) with whom, or through whom, it undertakes derivative transactions; and
- the creditworthiness of the entities in which KGHM Polska Miedź S.A. invests, or whose securities it purchases.

Due to the derivative transactions, the Company is subject to credit risk in case the parties to a contract failed to meet their obligations with respect to financial instruments. However, in view of the high creditworthiness of its counterparties and their number, the concentration of credit risk is not significant.

RECOGNITION OF DERIVATIVES IN THE BALANCE SHEET

All derivatives have been recognised in the balance sheet and valued in their fair value. Balance sheet line items in which they are included are shown below:

Item	30 June 2004 [in '000 PLN]	30 June 2003 [in '000 PLN]
Short term financial assets	400 597	314 447
Short term liabilities	(810 850)	(33 261)
Total	(410 253)	281 186

LIST OF DERIVATIVE FINANCIAL INSTRUMENTS AS AT THE BALANCE SHEET DATE

		30 June 2004		30 June 2003	
Type of financial instrument		Fair value (positive) [in'000 PLN]	Fair value (negative) [in'000 PLN]	Fair value (positive) [in'000 PLN]	Fair value (negative) [in'000 PLN]
INSTRUMENTS HELD FOR TRADING PURPOSES					
Commodity instruments – copper					
Swaps - exchange of floating prices for fixed	I	4 264	(45 836)	1 191	(2 676)
Swaps - exchange of fixed prices for floating	II	39 885	(4 546)	-	-

KGHM Polska Miedź S.A. SA-P 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

Collar contracts (Written call and put options)		-	(34 819)	-	(411)
Bought call options	IV	47 710	-	-	-
Commodity instruments – silver					
Swaps - exchange of fixed prices for floating	V	82 437	(6 764)	13 272	(2 065)
Swaps - exchange of floating prices for fixed	VI	4 496	(76 512)	29 054	-
Written call options	VII	-	(15 522)	-	-
Currency instruments					
Forwards	VIII	92 405	(28 069)	82 234	(1 418)
Written call options	IX	-	(7 669)		(422)

CASH FLOW HEDGES					
Copper price risk					
Swaps - exchange of fixed prices for floating	X	-	-		(3)
Swaps - exchange of floating prices for fixed	XI	-	(319 206)	28 463	(70)
Bought put options	XII	17 108	-	-	-
Collar contracts	XIII	28 143	(183 221)	39 585	(18 560)
Silver price risk					
Swaps - exchange of floating prices for fixed	XIV	7 059	(82 161)	13 869	(26)
Exchange rate risk					
Forwards	XV	53 553	-	94 708	(4 219)
Collar contracts	XVI	16 950	(6 197)	-	-

EMBEDDED INSTRUMENTS IN AGREEMENTS					
Forwards	XVII	6 587	(328)	11 654	(3 391)
Bought call and put options	XVIII	-	-	417	-
TOTAL INSTRUMENTS		400 597	(810 850)	314 447	(33 261)
TOTAL		(410 253)		281 186	

KGHM Polska Miedź S.A. SA-P 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

Other information in respect of derivative financial instruments

Due to the sufficient liquidity of the market it is possible to close and settle above mentioned transactions at any given moment by entering into a proper transaction with a counterparty or by entering an appropriate opposite transaction.
All transactions relating to copper and silver price risk are denominated in US dollars.

Exercise prices of the instruments

The Company does not disclose some parameters of the instruments, because due to specific market conditions and the short term of the transactions the disclosure of such information could significantly impair the Company's competitive position.

(I,II) Fair value of outstanding swaps contracts. A net short position of notional volume 1 650 tonnes. The contract expiry dates are between June and December 2004. The swaps prices range from 1 696 to 2 964 USD/tonne.

(III) The notional volume of bought put options for collar-type transactions amounts to 10.00 thousand tonnes and written call options for collar-type transactions amounts to 10.00 thousand tonnes. The expiry dates of these contracts are in June 2004 and the contracts settlement date is in July 2004. The exercise price of bought and written options is within a range of 1 645 – 1 785 USD/tonne.

(IV) The notional volume of bought call options amounts to 39.400 thousand tonnes. The contract expiry dates are between June and December 2004. The exercise price of the options ranges from 1 950 to 3 100 USD/ tonne.

(V,VI) Fair value of outstanding swaps contracts. A net long position of notional volume 450 thousand ounces. The contract expiry dates are between June 2004 and December 2005. The swaps prices range from 6.3725 to 6.6500 USD/troz.

(VII) The notional volume of sold call options amounts to 7.200 mln ounces. The contract expiry dates are between January and December 2005. The exercise price of the options amounts to 6.25 USD/troz.

(VIII) This item relates to transactions which initially represented a hedge of planned revenues from sales of the Company in the second half of 2004. Due to entering into opposite transactions the net nominal position is 0.

(IX) The nominal value of options written is 200 mln USD. The Company uses strategies which are combined through the financing, for example, of bought copper options with written USD options. The instruments expire between July 2004 and March 2005. The exercise prices of options written range from 3.90 to 4.10 USD/PLN.

(XI) Fair value of swap contracts for the notional volume 98.125 thousand tonnes, expiry date between June and December 2004. The swap price ranges from 1 690 to 1 841 USD/tonne. The swaps are a hedge of copper sell prices from future, highly probable physical transactions with realisation dates between June and December 2004.

(XII) The notional volume of bought put options amounts to 45 thousand tonnes, exercise price is 2 450 USD/tonne, the expiry dates are in the first quarter of 2005. The options are a hedge of copper sell prices from future, highly probable physical transactions with realisation dates in the first quarter of 2005.

(XIII) The notional volume of bought put options for collar transactions amounts to 90 thousand tonnes. The expiry dates for these contracts have been set between July 2004 and December 2005. The notional volume of written call options for collar transactions amounts to 90 thousand tonnes. The expiry dates for these contracts have been set between July 2004 and December 2005. The exercise price of bought put options ranges between 1 765–2 250 USD/tonne. The exercise price of written call options ranges between 1 885–2 700 USD/tonne. The options are a hedge of copper sell prices from future, highly probable physical transactions with realisation dates in the period from July 2004 to December 2005.

KGHM Polska Miedź S.A. SA-P 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

(XIV) The notional volume of swaps is 26.85 mln troy ounces. The expiry dates have been set from June 2004 to June 2006. The swap prices range between 4.81 – 6.7425 USD/ troz. The swaps are a hedge of silver sell prices from future highly probable physical transactions with realisation dates in the period from June 2004 to June 2006.

(XV) The nominal value of outstanding forwards is 273 mln USD. Minimum forward price is 3.955 USD/PLN, while the maximum forward price is 4.23 USD/PLN. The expiry dates of forwards cover the first half of 2005. The forwards are a hedge of planned revenues from sales. The forwards represent a hedge against the risk associated with future planned cash flow. The planned realisation dates for the hedged positions are between January and June 2005.

(XVI) The nominal value of bought put options for collar transactions is 60 mln USD and written call options is 60 mln USD. The expiry dates of options range between July 2005 and December 2005. The exercise price of bought put options is 4.10 USD/PLN. The exercise price of sold call options is 4.35 USD/PLN.

(XVII) The nominal value of outstanding forwards are as follows: for EUR sell contracts, 7 787 907.82 EUR; for USD buy contracts – 926 404.00 USD. The realisation dates for EUR sell contracts are between July 2004 and June 2017. The forward prices range between 4.1665 and 9.1016 EUR/PLN. The realisation dates for buy contracts are between July 2004 and May 2005. The forward prices range between 4.0721 and 3.7878 USD/PLN.

Fair value estimation methodology

The fair value of outstanding financial derivative instruments at the balance sheet date was set in accordance with the principles outlined in the Introduction to the financial statements.

KGHM Polska Miedź S.A. does not apply hedging with respect to shares in the net assets of foreign entities.

KGHM Polska Miedź S.A. SA-P 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 1.2.1a

OTHER INSTRUMENTS

I. Investment in AIG Emerging Europe Infrastucture Fund

Based on valuation as at 31 December 2003 prepared on the basis of an Emerging Europe Infrastucture Fund report, the value of the Company's investment in this fund amounted to PLN 48 729 thousand.

In the first half of 2004 the Company obtained net shares of PLN 1 512 thousand; and paid a management fee of PLN 1 904 thousand. The Company received: PLN 52 thousand as a distribution of fees paid to the fund, with a profit on invested capital of PLN 2 932 thousand; due to dividends paid (net), PLN 1 643 thousand

Based on valuation as at 30 June 2004 the value of the Company's investment in the AIG Fund amounted to PLN 66 899 thousand. In the books of the Company the value of PLN 47 217 is maintained.

As at 30 June 2004 the Company held liabilities due to the following types of bank loan:

II. An agreement dated 18 July 2003 for bank loan in the amount of USD 200 000 thousand for KGHM Polska Miedź S.A. organised by ABN AMRO BANK NV and Bank Polska Kasa Opieki S.A. and by Citibank NA

a) Conditions for the loan drawn:
- amount of credit granted: USD 200 000 thousand
- interest: LIBOR 1M + margin, depending on the level of financial ratios
- maturity: 18 July 2008
- the final interest period began on 24 June 2004 and ended on 26 July 2004, interest (LIBOR + margin) during this period was 2.59%, while the value of interest paid on 26 July 2004 is USD 408 thousand.

b) Value as at 30 June 2004:
- the LIBOR rate increased by a margin was used for valuation; as at 30 June 2004 it amounted to 2.66%. In order to calculate USD tranches into PLN, the average NBP USD/PLN sell rate of 3.7470 was used.

The same valuation method was used as for variable interest bonds. Fair value amounted to PLN 665 291 thousand (Table 1).

The above instruments were valued in the same manner as variable interest bonds. Immediately following their coupon payment date, the value of variable interest bonds is always equal to their nominal value. During the period between payment dates, we can make use of the fact that the value of bonds will be equal to their nominal value immediately following the next payment date, while coupons between payment dates and the nominal value of bonds from the coupon payment date are discounted. Similar principles may be applied for the instruments described above. The arguement for this type of procedure is that changes in the interest rate have a direct impact on the value of this instrument in the period between coupon payment dates (for variable interest instruments), in contrast to instruments with a fixed rate of interest, where changes in the variable interest rate affect the value of all coupons.

III Agreement dated 18 July 2003 for bank loan of PLN 471 130 thousand and USD 159 500 thousand for KGHM Polska Miedź S.A. organised by Bank Polska Kasa Opieki S.A., Powszechna Kasa Oszczędności Bank Polski S.A. and the consortium of banks.

a) Conditions for the loan drawn:
- amount of loan drawn: PLN 471 130 thousand and USD 159 500 thousand,
- interest: WIBOR 1M, LIBOR 1M + margin, depending on the level of financial ratios,

KGHM Polska Miedź S.A. SA-P 2004 in ' 000 PLN

- maturity: 18 July 2006,
- the final interest period began on 17 June 2004 and ended on 19 July 2004, interest (LIBOR+ margin) during this period was 2.57%, while the value of interest paid on 19 July 2004 is USD 227 thousand.

b) Value as at 30 June 2004:

- the relevant LIBOR rates, increased by a margin, were used for valuation, these rates on 30 June 2004 being 2.66%. In order to calculate USD tranches into PLN, the average NBP USD/PLN sell rate of 3.7470 was used.

The same valuation method was used as for variable interest bonds. Fair value amounted to PLN 371 852 thousand (Table 1).

Table 1 Valuation as at 30 June 2004

	Valuation of bank loan in Pekao S.A., USD tranche	Valuation of bank loan in ABN AMRO (base 360 days))
Date of valuation	30 June 2004	30 June 2004
Date of interest payment	19 July 2004	26 July 2004
Interest coupon	USD 227 thousand	USD 408 thousand
Nominal value	USD 99 152 thousand	USD 177 500 thousand
Discount rate LIBOR + margin	2.66 % (base - 360 days)	2.66 % (base - 360 days)
Discount Factor	0.9986	0.9980
FX sell rate	3.7470	3.7470
Fair Value	PLN 371 852 thousand	PLN 665 291 thousand

These loans are shown in the balance sheet in amounts decreased by the payment of commission, long term loan by PLN 9 159 thousand, short term loan by PLN 4 332 thousand

The above instruments were valued in the same manner as variable interest bonds. Immediately following their coupon payment date, the value of variable interest bonds is always equal to their nominal value. During the period between payment dates, we can make use of the fact that the value of bonds will be equal to their nominal value immediately following the next payment date, while coupons between payment dates and the nominal value of bonds from the coupon payment date are discounted. Similar principles may be applied for the instruments described above. The arguement for this type of procedure is that changes in the interest rate have a direct impact on the value of this instrument in the period between coupon payment dates (for variable interest instruments), in contrast to instruments with a fixed rate of interest, where changes in the variable interest rate affect the value of all coupons.

The credit currently owned by the Company is designated as hedging instruments.

IV. Additionally the Company possesses credit lines in the following banks:

a) 30 mln USD - foreign currency working credit in BRE Bank S.A.
b) 10 mln USD – credit in a currency account in BRE Bank S.A.
c) 5 mln USD – credit in a current account in Bank Handlowy S.A.
d) 40 mln PLN – credit in a current account in Bank Pekao S.A.

As at 30 June 2004 the Company had not made use of these credit lines.

V. Information on financial instruments:

Financial assets held to maturity - bonds of DIALOG S.A.

KGHM Polska Miedź S.A. holds bonds of DIALOG S.A. having a total nominal value of PLN 1 379 800 thousand, of which:

KGHM Polska Miedź S.A. SA-P 2004 in ' 000 PLN

a. 2 940 bonds having a total nominal value of PLN 294 000 thousand with maturity dates from 15 July 2003 to 17 July 2006.
b. 9 150 bonds series XXI having a total nominal value of PLN 915 000 thousand purchased for the period from 15 July 2003 to 18 December 2006.
c. 1 708 bonds series XXII having a total nominal value of PLN 170 800 thousand purchased for the period from 15 July 2003 to 18 December 2006.

VI. Financial Leasing

KGHM Polska Miedź S.A. leases assets based on four leasing agreements:
1. an agreement dated 30 August 2002 with Bank Austria Creditanstalt,
2. an agreement dated 3 December 2003 with Reiffeisen – Leasing Polska Spółka Akcyjna,
3. an agreement dated 12 February 2004 with KGHM METRACO sp. z o.o.,
4. agreement nr 93/IG/2004 dated 29 April 2004 entered into with the State Treasury.

Re: pt 1 Leasing agreement for tangible assets - computer hardware

The subject of the first agreement is the leasing of IBM computer hardware (servers). This agreement is valued at USD 1 427 thousand, initial payment – a cost of financing of USD 11 thousand was paid. The subject of the agreement is the acquisition of fixed assets for the purpose of providing hosting services managed by Dominet Bank S.A.
Instalment payments are made monthly over a period of 60 months. Maturity is in October 2007. The agreement allows the shortening of the repayment period. Interest is based on WIBOR 1M. Pursuant to this agreement the Company has the right to expand the subject of the agreement. The assets which are the subject of this agreement have been insured by the Company against risk. In the first quarter of 2004 this agreement was redenominated into PLN.

Re: pt 2. Leasing agreement for tangible assets - aircraft

The subject of the second agreement is the leasing of an aircraft to be used by the Company. This agreement is valued at USD 1 361 thousand (which, based on the agreement's fixed exchange rate, is PLN 5 191 thousand) of which USD 680 thousand represents the initial payment. As at 30 June 2004 there remain to be paid 18 equity instalments in the amount of PLN 1 964 thousand. Equity instalments are made monthly over a period of 60 months. The agreement allows the shortening of the repayment period.
Maturity is 14 December 2005. Interest is based on LIBOR from the last day of the month prior to payment.
An additional security is a bill of exchange in blanco together with a bill of exchange declaration. Pursuant to this agreement the Company incurs the costs of taking over these assets.
The assets which are the subject of the leasing agreement have been insured by the Company.

Re: pt 3. Leasing agreement for tangible assets – Production line for salt

The subject of the leasing agreement signed with KGHM Metraco sp. z o.o. is a production line for the production of salt. Future payments are based on the net value of the equipment in the amount of PLN 5 934 thousand. Capital instalments will be executed monthly. The final instalment is to be made on 15 January 2007. Interest is based on WIBOR for one-month deposits, from the first working day of the month plus two percentage points. The production line which is the subject of the leasing agreement is subject to a 24-month guarantee.

KGHM Polska Miedź S.A. SA-P 2004 in '000 PLN

Re: pt 4. Leasing agreement for intangible assets – an agreement related to the use of (access to) geological information contained in the geological documentation of the " Głogów Głeboki" deposit.

The subject of the leasing agreement is the access given by the State Treasury, for a fee, to geological information presented in the geological documentation of the „ Głogów Głeboki Przemysłowy" (Deep Industrial Głogów) copper ore deposit. The reason for acquiring this information is to prepare an application to receive a mining license to extract copper ore from the „Głogów Głęboki" deposit. Remuneration to the State Treasury amounts in total to EUR 8 214 554.00, in respect of which the first instalment amounted to EUR 814 554.00. The remaining remuneration due of EUR 7 400 000.00 is payable in ten equal annual instalments, payable by 30 June of each year. Acquisition of this license is expected in November 2004. This license will likely be granted for a period of 50 years. These liabilities are not interest bearing, and are therefore recorded in the accounts at a discounted value. After discounting, the current value of these liabilities as at 30 June 2004 amounted to EUR 5 978 872.71.
The securities attached to this agreement arise from the Civil Code and from the PGG (Prawo Górnicze i Geologiczne, or Law on Mining and Geology). The agreement allows for the termination by the State Treasury following a three-month period of notice of such, should KGHM not receive the license by 29 October 2006.

Additional Explanatory Notes
Note Nr 1.2.2

INFORMATION ON FINANCIAL ASSETS WHICH WERE AVAILABLE FOR SALE OR HELD FOR TRADING, VALUED AT THEIR AMORTISED COST
AS AT 30 JUNE 2004

On the last day of the financial period there were no valuations of financial assets which were available for sale or held for trading at an amortised cost.

Additional Explanatory Notes
Note Nr 1.2.5

CHANGE IN VALUATION OF FINANCIAL ASSETS

The Company does not change the valuation to fair value of financial assets to valuation at the amortised cost.

INFORMATION ON WRITE – OFFS OF THE FINANCIAL ASSETS DUE TO PERMANENT DIMINUTION IN VALUE

In the presented period there were no write-offs of the financial assets due to permanent diminution in value.

KGHM Polska Miedź S.A. SA-P 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 1.2.7

INFORMATION ON INTEREST INCOME FROM FINANCIAL DEBT INSTRUMENTS, LOANS GRANTED OR RECEIVABLES ORIGINATED
FOR THE PERIOD FROM 1 JANUARY 2004 TO 30 JUNE 2004

Item	Description	Interest income during the financial period				Category of assets, to which this interest is related
		interest accrued and realised	interest accrued and not realised pursuant to payment schedule			
			to 3 months	from 3 to 12 months	over 12 months	
1	2	3	4	5	6	7
1.	Financial debt instruments	49 492	261			Financial assets held to maturity
2.	Loans granted	8	118			Loans and receivables originated
3.	Receivables originated (i.e. arising from the granting of cash resources to a second party, contingent upon meeting the requirements of art.3 sec. 1 p.23)	2 500	28			Receivables originated – bank deposit

Additional Explanatory Notes
Note Nr 1.2.8

WRITE-OFFS REVALUING LOANS GRANTED OR RECEIVABLES ORIGINATED AND ACCRUED - UNREALISED INTEREST ON THESE DEBTORS

There were no write-offs revaluing loans granted or receivables originated due to permanent diminution in value

KGHM Polska Miedź S.A. SA-P 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 1.2.9

INFORMATION ON INTEREST COSTS OF FINANCIAL LIABILITIES
FOR THE PERIOD FROM 1 JANUARY 2004 TO 30 JUNE 2004

Item	Description	Interest costs in financial period			
		accrued and realised interest	accrued and unrealised interest pursuant to payment schedule		
			to 3 months	from 3 to 12 months	over 12 months
1	2	3	4	5	6
1.	Financial liabilities held for trading of which:	4 900	62		
1a	bank and other loans	4 550			
1b	leasing	350	62		
1c	other				
2.	Other short term financial liabilities - bank loan for hedging purposes				
3.	Other short term financial liabilities				
4.	Long term financial liabilities – long term bank loan – hedging transactions	20 480	708		

CASH FLOW HEDGES RECOGNISED IN EQUITY

The Company accounts for cash flow hedges in accordance with principles outlined in the Introduction to the financial statements. These principles require that the effective portion of the result from the valuation of financial instruments in the period in which such transactions are designated as cash flow hedges is recognised in equity. The amounts accumulated in equity this way are then transferred to the profit and loss when the hedged item is realised.

On the 1 June 2000 the General Meeting of Shareholders decided to establish a separate position in equity relating to the valuation of hedging transactions.

The tables below present respectively the equity balance and changes in equity due to accounting for the valuation of the effective part of the derivative instruments designated as hedging of future cash flows.

AMOUNTS RECOGNISED IN EQUITY	30 June 2004 [in '000 PLN]
Revaluation reserve– hedging transactions against commodities risk (copper, silver)	(503 510)
Revaluation reserve– hedging transactions against exchange rate risk – forwards and options	128 690
Revaluation reserve– hedging transactions against exchange rate risk – foreign currency bank loans	63 507
REVALUATION RESERVE - TOTAL	(311 313)

The effectiveness of hedging instruments used by the Company in the financial period is assessed and measured by comparing changes in forward prices of hedged items with the prices of forward contracts, or – in the case of options instruments – based on changes in options intrinsic value.

Gains and losses on cash flow hedging instruments

	30 June 2004 [in '000 PLN] Total
Accumulated result in equity achieved on cash flow hedging financial instruments, as at date of opening balance	(370 028)
Amount recognised in equity in the current financial period due to effective hedging transactions	(289 628)
Gains / losses transferred from equity to the income statement in the financial period	348 343
Gains / losses eliminated from equity adjusting the carrying amount of the hedged asset or liability	-
Accumulated in equity gains and losses on cash flow hedges at the balance sheet date	(311 313)

INFORMATION ON INTEREST FROM LOANS OR RECEIVABLES ORIGINATED REVALUED DUE TO PERMANENT DIMINUTION IN VALUE AS AT 30 JUNE 2004

KGHM Polska Miedź S.A. does not possess loans or receivables originated which were subject to revaluation due to permanent diminution in value

KGHM Polska Miedź S.A. SA-P 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 2

OFF - BALANCE SHEET LIABILITIES AND DEBTORS
AS AT 30 JUNE 2004

Item	Type of liability	Total amount	Date
1	2	3	4
1.	CONTINGENT DEBTORS due to:	74 249	
1.1	received guarantees		
-	of which from related entities		
1.2	contested State budget issues	73 762	undefined
1.3	other items	487	undefined
-	of which from related entities		
2.	CONTINGENT LIABILITIES due to:	3 518	
2.1	granted guarantees	3 518	
-	of which to related entities	3 518	
		2 612	31.07.2004
		906	04.09.2004
3.	OTHER OFF - BALANCE SHEET LIABILITIES due to:	278 451	X
3.1	liabilities on bills of exchange	4 000	30.12.2004
3.2	perpetual usufruct of State Treasury land	176 019	undefined
3.3	leased fixed assets	3 567	undefined
3.4	commitments due to implementation of R&D projects and other unrealised agreements	93 753	undefined
-	of which toward related entities	7 683	
3.5	other unresolved and disputed issues, etc.	1 112	undefined

INFORMATION ON LIABILITIES TO STATE OR MUNICIPAL AUTHORITIES
AS AT 30 JUNE 2004

At the end of the first half of 2004 the Company has no liabilities to State or municipal authorities due to gaining ownership rights to buildings and structures

KGHM Polska Miedź S.A. SA-P 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 4

INFORMATION ON REVENUE, COSTS AND RESULTS OF ABANDONED ACTIVITIES
FOR THE PERIOD FROM 1 JANUARY 2004 TO 30 JUNE 2004

Item	Description	Revenues	Costs	Result on abandoned activities
0	1	2	3	4
I.	Operations abandoned during the financial period	10 263	30 109	(19 846)
1.	Transfer of heating plant to the subsidiary Energetyka Sp.z o.o.	10 263	30 109	(19 846)
II.	Activities foreseen as being abandoned in the following financial year	185	120	65
2.	Separation of the water-sewage activities of the Water Management Division as a separate entity with the equity commitment of KGHM Polska Miedź S.A.	185	120	65
III.	TOTAL (I+II)	10 448	30 229	(19 781)

COSTS OF PRODUCTION OF PRODUCTS FOR INTERNAL USE OF THE COMPANY
FOR THE PERIOD FROM 1 JANUARY 2004 TO 30 JUNE 2004

Item	Description	Amount
0	1	2
1.	Products transferred to tangible assets under construction, tangible assets for internal use of the Company	944
2.	Products transferred to inventories warehouse	11 656
3.	Other	1 213
I.	TOTAL	13 813

KGHM Polska Miedź S.A. SA-P 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 6

EQUITY AND TANGIBLE INVESTMENTS
INCURRED AND PLANNED

Item	Description	Incurred in the first half of 2004	Planned in the next 12 months
0	1	2	3
I	Tangible investments	192 822	650 000
a	of which: environmental protection	6 684	56 000
II	Equity investments	66 009	325 002

KGHM Polska Miedź S.A. SA-P 2004 in ' 000 PLN

INFORMATION ON TRANSACTIONS OF ISSUERS WITH RELATED ENTITIES RELATING TO TRANSFER OF RIGHTS AND OBLIGATIONS

Item	Name of entity	Entity with which the transaction was concluded	Transaction			
			Value of sales and other transactions	Subject	Value of purchase and other transactions	Subject
1.	KGHM Polska Miedź S.A.	TUW "CUPRUM"			4 853	property insurance
2.	KGHM Polska Miedź S.A.	Energetyka spółka. z o.o.	16 564	purchase of services	50 929	supply of heat, power and water
3.	KGHM Polska Miedź S.A.	CBPM "CUPRUM" spółka. z o.o.			3 524	R&D and design works
4.	KGHM Polska Miedź S.A.	MCZ S.A.			5 067	medical services
5.	KGHM Polska Miedź S.A.	CBJ spółka. z o.o.			15 193	quality services
6.	KGHM Polska Miedź S.A.	KGHM Polish Copper Ltd	413 998	copper and silver products sales through intermediary services		
7.	KGHM Polska Miedź S.A.	KGHM Kupferhandelsges m.b.H.	140 070	copper products sales through intermediary services		
8.	KGHM Polska Miedź S.A.	KGHM Metraco spółka. z o.o.	88 793	exclusive rights to perform intermediary services in the sale of acid, copper and rock salt	262 183	copper scrap, chemical materials and machines
9.	KGHM Polska Miedź S.A.	Pol-Miedź Trans spółka. z o.o.			123 070	transport services
10.	KGHM Polska Miedź S.A.	"Zagłębie" Lubin SA			2 765	sponsoring
11.	KGHM Polska Miedź S.A.	DIALOG S.A.	49 948	interest bonds		
12.	KGHM Polska Miedź S.A.	Minova-Ksante Sp. z o.o.			4 066	purchase of goods for resale
13.	KGHM Polska Miedź S.A.	KGHM Metale S.A.			6 400	acquisition of shares of PHP Mercus Sp. z o.o.
14.	KGHM Polska Miedź S.A.	PPH Mercus Sp. z o.o.			151 899	purchase of materials for supply purposes

The above information includes typical business transactions as well as unusual transactions related to the acquisition of shares, bonds and other.
Additionally, KGHM Polska Miedź S.A. has indirect interests in subsidiaries and associates of the lower level in the Capital Group. The full scope of relations will be presented in the consolidated financial statement.

KGHM Polska Miedź S.A. SA-P 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 7.2

DATA CONCERNING ENTITIES HAVING A CAPITAL RELATIONSHIP WITH THE ISSUER
AS AT 30 JUNE 2004

Item	Name of entity	Degree of management control %	Mutual debtors	Mutual liabilities	Mutual operating and financial costs	Mutual operating and financial revenues	Mutual long term investment
1	2	3	4	5	6	7	8
1.	CBPM Cuprum Sp. z o.o.	100.00	302	4 301	3 528	5	
2.	KGHM Polish Copper Ltd.	100.00	34 337			413 050	
3.	Dolnośląska Spółka Inwestycyjna S.A.	77.46 directly owned + 22.54 indirectly owned	7		102	35	
4.	Miedziowe Centrum Zdrowia S.A.	100.00	32	968	5 149	280	
5.	KGHM Metale S.A.	100.00	117	22	254	836	
6.	Energetyka Sp. z o.o.	100.00	10 007	17 333	44 512	13 813	
7.	Centrum Badań Jakości Sp. z o.o.	100.00	100	3 145	15 261	883	
8.	KGHM Kupferhandelsges mbH.	100.00	37 120			144 491	
9.	Pol-Miedź Trans Sp. z o.o.	100.00	261	8 833	123 117	1 477	
10.	DIALOG S.A.	100.00	40	604	1 370	49 948	1 379 800
11.	KGHM Congo sprl	99.98	27 040		47		
12.	KGHM Metraco Sp. z o.o.	98.96	15 247	35 382	262 190	88 791	
13	TUW Cuprum	93.80 directly owned + 3.09 indirectly owned	2 552	2 866	7 046	4 395	
14.	Zagłębie Lubin Sportowa Spółka Akcyjna	41.00 directly owned + 38.51 indirectly owned	10	18	2 765	13	
15	Minova –Ksante Sp. z o.o.	30.00	27	648	4 066	331	
16	PHP Mercus Sp. z o.o.	47.37 directly owned + 52.63 indirectly owned	146	28 932	151 933	545	
17	Interferie Sp.z o.o.	3.95 directly owned + 96.05 indirectly owned	1 052	361	1 331	6	
	Total*	X	128 397	103 413	622 671	718 899	1 379 800

*Additionally, KGHM Polska Miedź S.A. has indirect interests in subsidiaries and associates of the lower level in the Group. The full scope of relations will be presented in the consolidated financial statement.

INFORMATION ON JOINT VENTURES NOT CONSOLIDATED FULLY OR BY THE EQUITY METHOD IN THE FIRST HALF OF 2004

In the first half of 2004 the Company did not have joint ventures with other entities

Additional Explanatory Notes
Note Nr 9

AVERAGE EMPLOYMENT IN THE FIRST HALF OF 2004

Item	Description	Average employment
0	1	2
1.	Employees:	17 788
a.	white-collar workers	4 292
b.	blue-collar workers	13 496
2.	Trainees	1
3.	Persons on maternity leave or unpaid leave	17
I	EMPLOYMENT IN TOTAL	17 806

KGHM Polska Miedź S.A. SA-P 2004 in ' 000 PLN

INFORMATION ON REMUNERATION AND ON ADVANCES, LOANS, CREDITS AND GUARANTEES GRANTED TO MANAGEMENT AND SUPERVISORY PERSONNEL OF KGHM POLSKA MIEDŹ S.A. IN THE FIRST HALF OF 2004

Item	Description	Management Board	Supervisory Board
1.	2.	3.	4.
1.	Remuneration, together with profit sharing, paid by the issuer:	1 739	443
1.1	by contract, for the fulfilment of management and supervisory functions in the first half of 2004 (for time in the position)*	1 070	284
1.2	for recalled members of the Management Board (remuneration paid after recall)	607	
1.3	due to other contracts *(of which: due to employment contracts with members of the Supervisory Board elected by the employees)*	62	159
2.	Remuneration, together with profit sharing, paid by the issuer's subsidiaries and associates due to the fulfilment of supervisory functions and due to other contracts	212	50
3.	Transactions of the issuer, and subsidiary and associated entities, with spouses, relatives related in a straight line to the first or second degree, or related due to the providing of care, adoption or guardianship with management or supervisory personnel.	none	

In the financial period the Company did not grant advances, credits, loans and guarantes for members of the Management Board and Supervisory Board

**The monthly remuneration of Supervisory Board members was established based on a resolution of the Ordinary General Meeting dated 29 May 2003, being:*

- *for the Chairman of the Supervisory Board, 2.5 times the average monthly pre-tax wage in the commercial sector, without profit sharing, for the last month of the prior quarter, and*
- *2.2 times the wage as calculated above for the Deputy Chairman, and 2 times the wage for the remaining members of the Supervisory Board*

KGHM Polska Miedź S.A. SA-P 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 12

SIGNIFICANT EVENTS OF PRIOR YEARS ACCOUNTED FOR WITHIN THE FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2004

Item	Description of events	Effect on financial result (+ , -)
0	1	2
1.	Refund of ovepayment of property tax minus payment of taxation from prior years	10 909
2.	Refund of insurance premiums	4 395
3.	Adjustment of mining fees	(2 360)
4.	VAT for 2001	(34)
5.	Income tax for previous years with interest	331
6.	Other corrections related to prior years	196
I.	TOTAL	13 437

KGHM Polska Miedź S.A. SA-P 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 13

SIGNIFICANT EVENTS WHICH OCCURRED AFTER THE BALANCE SHEET DATE AND WHICH WERE NOT ACCOUNTED FOR IN THE FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2004

Contract for the sale of copper cathodes.

On 3 September 2004 a contract was approved for the sale of copper cathodes in the years 2004 - 2008, concluded between KGHM Polska Miedź S.A. and Trafigura Beheer B.V. Amsterdam, Branch Office Lucerne (Switzerland), dated 14 July 2004 (with an amendment dated 26 July 2004), as a result of which, pursuant to an understanding between the contracting parties, this agreement became binding.
The approving party is ABN Amro Bank NV - the Agent for credit organised for KGHM Polska Miedź S.A. (based on an agreement dated 18 July 2003) by ABN Amro Bank NV, Bank Polska Kasa Opieki SA and Citibank NA. For the purposes of this credit agreement, the agreement entered into between KGHM Polska Miedź S.A. and Trafigura Beheer B.V. secures the credit agreement, and replaces the multi-year contract for the supply of copper cathodes signed by KGHM Polska Miedź S.A. and Glencore International AG dated 15 July 2003.
The value of the contract between KGHM Polska Miedź S.A. and Trafigura Beheer B.V. Amsterdam - calculated as an estimate based on the copper price and the National Bank of Poland exchange rate of 2 September 2004 - is estimated at USD 316 575 thousand, i.e. PLN 1 153 220 thousand. The contract provides for contractual penalties for late payments.
Settlement and supply for this export contract will begin starting from October 2004, and will be executed systematically until June 2008.
The total estimated value of all contracts entered into between KGHM Polska Miedź S.A. and Trafigura Beheer B.V. Amsterdam during the last 12 months amounts to PLN 1 158 345 thousand.

Additional Explanatory Notes
Note Nr 14

INFORMATION ABOUT RELATION BETWEEN LEGAL ANTECEDENT OF THE COMPANY AND THE COMPANY AND THE METHOD AND SCOPE OF TRANSFER OF ASSETS AND EQUITY AND LIABILITIES.

The legal antecedent of the Company was a State-owned enterprise Kombinat Górniczo - Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

Additional Explanatory Notes
Note Nr 15

INFORMATION ON CORRECTIONS TO INFLATION LEVEL.

The financial statements and comparative financial data are not subject to correction due to inflation.

Additional Explanatory Notes
Note Nr 16

CHANGES TO DATA SHOWN IN THE FINANCIAL STATEMENTS AND IN COMPARABLE DATA,VERSUS THOSE OF PREVIOUSLY- PREPARED AND PUBLISHED FINANCIAL STATEMENTS

There are some differences between the presented financial statements with respect to the comparative financial data versus those previously published in the financial statements for the first half of 2003, arising from the adjustment of comparative periods to the principles of accounting and methodology of presentation introduced on 1 January 2004.

	as at 30.06.2003
Value of assets prior to changes in methodology	8 385 537
- change in exchange rate for valuation of long term debt securities	3 342
- effects of changes in the value of long term shares in subordinated entities valued by the equity method	(599 647)
- tax asset due to change in exchange rate for valuation	(57)
- change in exchange rate for valuation of short term debtors denominated in foreign currencies	2 082
- change in exchange rate for valuation of short term financial assets denominated in foreign currencies	4 470
Value of assets after changes in methodology	7 795 727
Value of equity and liabilities based on previously-published data	8 385 537
- change in exchange rate for valuation of hedging instruments recognised in revaluation reserve	31 832
- effects of changes in exchange rate for valuation of assets and liabilities recognised in result from prior years	6 992
- effects of changes in the value of long term shares in subordinated entities valued by the equity method and recognised in the result from prior years	(623 858)
- effects of changes in the value of long term shares in subordinated entities valued by the equity method and recognised in the result of the current period	24 211
- effects of changes in exchange rate for valuation of assets and liabilities recognised in result of the period	2 218
- tax provision due to changes in exchange rate for valuation	9 571
- change in exchange rate for valuation of short term liabilities	(40 776)
Value of equity and liabilities after changes in methodology	7 795 727

Additional Explanatory Notes
Note Nr 17

CHANGES OF ACCOUTING POLICIES IN RELATION TO PRIOR FINANCIAL PERIOD

In relation to previously applied accounting principles, changes have been carried out in the current-period half year financial statements in the following areas:

- establishment of the exchange rate for valuation of assets and liabilities denominated in foreign currencies. The currency exchange rate of the bank in which the largest operations were executed has been replaced by the average exchange rate of the National Bank of Poland,
- valuation of long term shares in subordinated entities by the equity method,
- change in the manner of presentation of the result on settlement of commodity hedging instruments in the income statement, the effect of which is exclusion of this result from financial income and its recognition as an adjustment of revenues from sales,
- an adjustment in costs of sales and in financial costs due to the reversal of recognition of an embedded financial instrument in an agreement.

The effects of changes in accounting principles in the current period impacted the result from prior years in the following manner:
- the change in exchange rates increased undistributed profit from prior years PLN 13 564 thousand
- the change in the valuation of long term shares by the equity method decreased undistributed profit from prior years (PLN 400 809 thousand)

In addition, the change in the exchange rate for the valuation of future cash flow hedging instruments (including credit denominated in USD) increased revaluation reserve by the amount of PLN 35 455 thousand.

Additional explanatory notes
Note nr 18

CORRECTIONS TO ERRORS, THEIR REASON, DESCRIPTION AND IMPACT ON THE MATERIAL AND FINANCIAL SITUATION AND ON THE FINANCIAL RESULT

There were no errors in the current period.

Additional Explanatory Notes
Note Nr 19

GOING CONCERN CONSIDERATION

The statements of the Company have been prepared under the going concern concept.
There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

Additional Explanatory Notes
Note Nr 20

MERGER OF COMPANIES

There were no mergers of companies in the current financial period. This financial statements does not contain data on merged companies.

Additional Explanatory Notes
Note Nr 21

OTHER ADDITIONAL EXPLANATORY INFORMATION

FINANCIAL COMMITMENT OF KGHM POLSKA MIEDŹ S.A. IN DIALOG S.A.

As at 30 June 2004 the financial commitment of KGHM Polska Miedź S.A. in DIALOG S.A. comprised:

- investments in shares at cost of purchase – PLN 875 735 thousand, and
- the value of bonds at cost of purchase – 1 379 800 thousand.

A. The Management Board of KGHM Polska Miedź S.A., in preparing the financial report for the first half of 2004, decided to make a change in accounting principles with respect to the valuation of long term shares in subordinated entities with effect as at 1 January 2004. Pursuant to art. 28 sec.1 of the law dated 29 September 1994, it was decided to value this group of assets by the equity method, recognising that this method, by directly showing the effects of the economic activities of subordinated entities, will better reflect the value of these shares in the accounts of KGHM Polska Miedź S.A. than the valuation method applied until now based on historical cost, including in particular the shares of DIALOG S.A., which according to the new method of valuation are worth PLN 86 115 thousand. The effects of this change in accounting principles, pursuant to para. 2 sec. 1 pt. 46 of the Decree of the Council of Ministers dated 16 October 2001 regarding the detailed requirements which should be met by a prospectus or summary prospectus (Dz.U. from 2001 Nr 139, item 1568 with later changes), have been recognised in the opening balance sheet for comparative data, i.e. as at 1 January 2003, in the amount *in minus* of PLN 875 735 thousand and as an adjustment of the financial result for 2003 in the amount *in plus* of PLN 95 699 thousand. The remaining amount of PLN 9 584 thousand was charged to the financial result of the current year.

B. The telecommunications market in Poland is dynamically changing, and DIALOG S.A. is in a phase of intensive growth, aimed at acquiring the maximum number of new subscribers, improving its subscriber structure by focusing on business customers, and at developing new services. The Management Board of DIALOG S.A. in 2003 and 2004 also continued to consistently realise a restrictive program of optimising costs, which led to a clear improvement in the profitability of operating activities. In the first half of 2004 the company achieved an operating profit of PLN 37 512 thousand (EBITDA amounted to PLN 89 517 thousand).

The Management Board of KGHM Polska Miedź S.A. views the above actions as the basis for an increase in the value of DIALOG S.A. and is of the opinion that the results achieved by DIALOG S.A. in the first half of 2004 confirm the appropriateness of the activities undertaken and permits the assumption that the consistently realised path of actions will lead to the economic development of the company, crystallisation of the value of its telecommunications assets and to a rapid increase in the value of these assets.

KGHM Polska Miedź S.A., through its representatives on the Supervisory Board, will monitor the permanance of the process of improvement in the financial situation of DIALOG S.A. and, keeping in mind its own capacity for investment, will finance the development of this subsidiary in a measured way.

As at the date of preparation of this report, the Management Board of KGHM Polska Miedź S.A. had not yet made a decision as to what specific actions to take as respects restructurisation of the debt of DIALOG S.A. towards KGHM Polska Miedź S.A. due to the purchase of bonds by KGHM Polska Miedź S.A. in the amount of PLN 1 379 800 thousand. The purpose of this restructurisation would be to establish an optimal financing structure for this company by using equity and debt in such a way as to ensure that the costs of debt servicing did not restrain the development possibilities of this company. In order to develop a program of restructurisation, reliable cash flow forecasts, among others, are being prepared which reflect the current situation and operational possibilities of the company. Any eventual decisons regarding restructurisation of the debt of DIALOG S.A. towards KGHM S.A. may lead to the necessity to carry out an adjustment in the value of its bonds in the accounts of KGHM Polska Miedź S.A.

Until this work is finished, the Management Board of KGHM Polska Miedź S.A. is not in a position to determine the eventual amount of such an adjustment of debtors due to bonds, which is why such adjustments have not been recognised in the financial statements of KGHM Polska Miedź S.A. as at 30 June 2004. Any eventual adjustments, to the extent they are necessary, will be recognised in the accounts of the fourth quarter of 2004.

EXEMPTION NUMBER: 82-4639

SIGNATURES OF ALL MEMBERS OF THE MANAGEMENT BOARD			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
16 September 2004	Wiktor Błądek	President of the Management Board	
16 September 2004	Jarosław Andrzej Szczepek	Vice President of the Management Board	
16 September 2004	Andrzej Kowalczyk	Vice President of the Management Board	
16 September 2004	Andrzej Krug	Vice President of the Management Board	
16 September 2004	Marek Szczerbiak	Vice President of the Management Board	

SIGNATURE OF PERSON RESPONSIBLE FOR COMPANY ACCOUNTING			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
16 September 2004	Jacek Sieniawski	Chief Accountant	

KGHM POLSKA MIEDŹ S.A.

REPORT ON THE ACTIVITIES
OF THE COMPANY
IN THE FIRST HALF OF 2004

Lubin, September 2004

CONTENTS

To ensure comparability, data of the reports for the first half of 2003 and the full year 2003 have been restated as respects presentation of the result from the disposal of hedging instruments. A discussion of the differences in relation to previously-published reports is provided in *additional explanatory note nr 16 of the Financial Statements.*

***

Due to the change in accounting principles, as announced by the Company in current report nr 44/2004 dated 24 August 2004, the financial result – a net profit – as published in the SA-Q II/2004 report for the second quarter in the amount of PLN 496 825 thousand and the accrued net profit of PLN 957 812 thousand, in both instances was increased by PLN 19 347 thousand, while retained profit from prior years was reduced by PLN 400 809 thousand.

I. COMPANY PROFILE

1. ORGANISATIONAL STRUCTURE

Company activities

The activities of the Company are primarily comprised of the following:
- mining of metal ore,
- production of precious and non-ferrous metals and salt,
- processing of light and non-ferrous metals,
- management of wastes,
- wholesale sales based on direct or contractual payments,
- storage and preservation of goods,
- financial holding associations,
- geological-exploratory activities, research and technical analysis,
- generation and distribution of electrical energy and of steam and hot water, generation of gas, and distribution of gaseous fuels through a supply network,
- professional emergency rescue services,
- scheduled and non-scheduled air transport,
- telecommunications and computer-related services.

Changes in the organisational structure

In the first half of 2004 there were 11 Divisions with a Head Office comprising the multi-divisional organisational structure of KGHM Polska Miedź S.A.

The organisational structure of KGHM Polska Miedź S.A. as at 30 June 2004 is presented in the chart below:

Diagram 1. Organisational structure of the Company as at 30 June 2004


KGHM Polska Miedź S.A.
MINING DIVISION "LUBIN"
MINING DIVISION "POLKOWICE - SIEROSZOWICE"
MINING DIVISION "RUDNA"
ORE ENRICHMENT DIVISION
HYDROTECHNICAL DIVISION
COPPER SMELTER AND REFINERY "GŁOGÓW"
COPPER SMELTER AND REFINERY "LEGNICA"
COPPER WIRE ROD MILL "CEDYNIA"
HEAD OFFICE
EMERGENCY MINE-SMELTER RESCUE UNIT
CENTRAL DATA PROCESSING CENTRE
WATER MANAGEMENT DIVISION

Composition of the Supervisory Board

During the period from 1 January 2004 to 16 April 2004 the composition of the Supervisory Board was as follows:

– Bohdan Kaczmarek	Chairman
– Jerzy Markowski	Deputy Chairman
– Jan Rymarczyk	Secretary
– Jerzy Kisilowski	
– Janusz Maciejewicz	
– Marek Wierzbowski	

as well as the following employee-elected members:
- Józef Czyczerski
- Leszek Hajdacki
- Ryszard Kurek

By Resolutions Nrs 9/2004 and 10/2004 of the Ordinary General Meeting of KGHM Polska Miedź SA dated 16 April 2004 the following persons were recalled from the Supervisory Board: Bohdan Kaczmarek and Jerzy Kisilowski. By Resolution Nr 11/2004 of the Ordinary General Meeting the following persons were appointed to the Supervisory Board: Tadeusz Janusz and Jan Stachowicz.

Composition of the Supervisory Board was then as follows:

– Jerzy Markowski	Deputy Chairman
– Jan Rymarczyk	Secretary
– Tadeusz Janusz	
– Janusz Maciejewicz	
– Jan Stachowicz	
– Marek Wierzbowski	

as well as the following employee-elected members:
- Józef Czyczerski
- Leszek Hajdacki
- Ryszard Kurek

By Resolution Nr 66/V/04 of the Supervisory Board of KGHM Polska Miedź S.A. dated 7 June 2004, Janusz Maciejewicz was chosen as Chairman of the Supervisory Board.

As at 30 June 2004 the Supervisory Board functioned in the 9-person form as above.

During the Extraordinary General Meeting on 1 July 2004 a Member of the Supervisory Board, Jan Stachowicz, submitted his resignation from the Supervisory Board. By Resolution Nr 6/2004 of the Extraordinary General Meeting on 1 July 2004, Ms Elżbieta Niebisz was appointed to the Supervisory Board.

Composition of the Management Board

During the period from 1 January 2004 to 29 March 2004 the Management Board of KGHM Polska Miedź S.A. functioned in the following form:

– Stanisław Speczik	President of the Management Board
– Grzegorz Kubacki	Vice President of the Management Board for Employee Affairs
– Tadeusz Szeląg	Vice President of the Management Board for Production
– Jarosław Andrzej Szczepek	Vice President of the Management Board for Finance-Economics

By Resolutions Nrs 21/V/04, 25/V/04 and 26/V/04 of the Supervisory Board of KGHM Polska Miedź S.A. dated 29 March 2004 the following persons were recalled from the Management Board: Stanisław Speczik, Grzegorz Kubacki and Tadeusz Szeląg. By Resolution Nr 24/V/04 dated 29 March 2004, Wiktor Błądek was appointed as President of the Management Board, while by resolutions nrs 29/V/04, 30/V/04 and 31/V/04 the following persons were appointed to the Management Board: Andrzej Kowalczyk, Andrzej Krug and Marek Szczerbiak. By Resolution Nr 28/V/04 Jarosław Andrzej Szczepek was appointed as First Vice President of the Management Board. Following these changes the composition of the Management Board was as follows:

– Wiktor Błądek	President of the Management Board
– Jarosław Andrzej Szczepek	First Vice President of the Management Board, Vice President of the Management Board for Finance-Economics
– Andrzej Kowalczyk	Vice President of the Management Board for Equity Investments
– Andrzej Krug	Vice President of the Management Board for Employee Affairs
– Marek Szczerbiak	Vice President of the Management Board for Production

Ownership structure

As at 30 June 2004, the following shareholders held a number of shares representing 5% or more of the share capital of the Company, as well as 5% or more of the total number of votes on the General Meeting of the Company, based on information received by the Company pursuant to art. 147 of the Law on the public trading of securities:

- The State Treasury - 88 567 589 shares (44.28% of the share capital),
- Powszechna Kasa Oszczędności Bank Polski S.A. - 10 750 922 shares (5.38% of the share capital),
- Deutsche Bank Trust Company Americas - depositary bank in the depositary receipt program of the Company, which as at 30 June 2004 held 10 116 182 shares (5.06% of the share capital).

In July 2004 Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program) reduced its share of the total number of votes at the General Meeting of KGHM Polska Miedź S.A. to a level below 5%. As at 7 July 2004 it owned 9 604 406 shares, representing 4.80% of the share capital of the Company and granting the right to the same number of votes at the General Meeting.

2. ECONOMIC ACTIVITIES

Production results

In the first half of 2004 the Company increased its extraction of copper ore (dry weight) by 5.9% versus the comparable prior period. This was possible thanks to implementation of the new labor organisation system, WSP (which resulted in a maximum use of labor time during „working days" and an intensification of labor during „free days").

Despite further improvement of the system of ore selection (among others through an increase of selective exploitation), due to a deterioration in geological conditions copper content in ore decreased by 2.0% and silver content by 3.9%. This decrease in the quality of ore was compensated by an increase in extraction, as a result of which the amount of copper in extracted ore increased by 4.0%, and silver by 1.8%.

Similarly, despite a decrease in the quality of concentrate (a decrease in copper content by 2.2% and silver by 4.5%) the amount of copper and silver in produced concentrate increased respectively by 3.6% and 1.2% in comparison to the first half of the prior year, mainly due to an increase in the production of concentrate by 6.0% (dry weight).

Production results in mining and smelting are presented in the table below:

Table 1. Production results in mining

	Unit	2003	I-VI 2003	I-VI 2004	Change * (%)
Copper ore ** (dry weight)	'000 t	28 515	14 244	**15 090**	105.9
*of which mineral exploited from deposit ****	*'000 t*	*25 831*	*13 123*	***13 160***	*100.3*
Copper content in ore	%	1.99	2.00	**1.96**	98.0
Silver content in ore	g/t	54	55	**53**	96.4
Copper concentrate (dry weight)	'000 t	1 880	951	**1 008**	106.0
Copper content in concentrate	%	26.8	26.8	**26.2**	97.8
Silver content in concentrate	g/t	708	716	**684**	95.5

** I-VI 2003 = 100%*

*** As defined by the Ruling of the Council of Ministers dated 6 April 2004 regarding the Polish Classification of Goods and Services (known as PKWiU).*

**** As defined by the Law on Mining and Geology dated 27 July 2001 and by executory provisions to the Law.*

Table 2. Production results in smelting

	Unit	2003	I-VI 2003	I-VI 2004	Change * (%)
Copper products:					
Electrolytic copper	t	529 616	264 955	**268 443**	101.3
Wire rod	t	215 213	101 787	**117 851**	115.8
Round billets	t	15 719	8 824	**11 074**	125.5
Granular copper	t	1 718	892	**890**	99.8
Other products:					
Metallic silver	kg	1 223 193	558 921	**665 768**	119.1
Metallic gold	kg	356	150	**295**	196.7
Crude lead	t	20 134	10 071	**10 767**	106.9
Sulphuric acid	t	619 658	315 608	**310 705**	98.4

** I-VI 2003 = 100%*

During the described period, despite less favorable copper concentrate quality parameters, the Company increased the production of its basic products - copper and copper products and of silver - thanks to increased concentrate production and to better co-ordination of smelter operations.

The significant increase in wire rod production (15.8%) and in round billets (25.5%) is a result of increased activity on the processed copper market, while the increase in silver production (19.1%) is mainly due to the maintenance and modernisation work carried out in the first half of 2003 in the Precious Metals Plant at the HM Głogów smelter.

The nearly doubled increase in metallic gold production is the result of an agreement by the Company with the National Bank of Poland, which anticipates the refining by the Company of around 300-400 kg of gold scrap in the years 2004-2007. Additionally, thanks to modernisation of the Lead Section at the HM Głogów smelter, the Company increased its production of crude lead by 6.9%.

Product sales structure

In relation to the comparable prior period there was an increase in the sales volumes of copper and silver in the first half of 2004. 271 348 t of copper were sold, i.e. 3.7% (9 746 t) more than in the first six months of 2003. Silver sales amounted to 709 930 kg and were higher by 17.0% (103 234 kg) than in the comparable prior period.

Table 3. Sales volume for primary products

	Unit	2003	I-VI 2003	I-VI 2004	Change * (%)
Copper and copper products	t	523 853	261 602	**271 348**	103.7
- of which export **	t	350 616	183 937	**180 690**	98.2
Silver	kg	1 326 560	606 696	**709 930**	117.0
- of which export **	kg	1 232 744	564 018	**662 100**	117.4
Gold	kg	352	170	**133**	78.2
- of which export **	kg	76	0	**2**	x

** I-VI 2003 = 100%*

*** together with sales to European Union countries*

Table 4. Revenues from the sale of products (in '000 PLN)

	2003	I-VI 2003	I-VI 2004	Change * (%)
Copper and copper products	3 668 359	1 764 984	**2 578 461**	146.1
- of which export **	2 431 929	1 234 107	**1 700 265**	137.8
Silver	832 920	349 251	**489 714**	140.2
- of which export **	776 077	324 409	**451 385**	139.1
Gold	16 171	7 413	**6 704**	90.4
- of which export **	3 777	0	**96**	x
Other products and services	176 182	84 113	**129 511**	154.0
- of which export **	52 689	25 178	**45 697**	181.5
Total	**4 693 632**	**2 205 761**	**3 204 390**	**145.3**
**- of which export ** **	**3 264 472**	**1 583 694**	**2 197 443**	**138.8**

* *I-VI 2003 = 100%*
** *together with sales to European Union countries*

Revenues from the sale of KGHM Polska Miedź S.A. products amounted to PLN 3 204 390 thousand and were 45.3% higher than those of the first half of 2003 mainly as a result of higher copper and silver prices and to a higher sales volume. As respects sales of copper products there was an increase in revenues of 46.1%. Revenues from silver sales versus the comparable period of 2003 were higher by 40.2%, while gold revenues were lower by 9.6% due to a lower volume of sales.

Geographical structure of product sales

In the first six months of 2004 the domestic sales volume of copper products represented 33.4% of total copper sales, with export and European Union sales accounting for 66.6%.

During this period the largest foreign customers of the copper produced by KGHM Polska Miedź S.A. were Germany and France.

In the first six months of 2004 silver sales amounted to 709 930 kg. 6.7% was sold on the domestic market, while 93.3% represented export and European Union sales volume.

The largest physical foreign customers of silver were Belgium, Germany and Great Britain.

Macroeconomic sales conditions

In the first half of 2004 there was a significant increase in copper prices on the global market versus the comparable period of 2003. Average half-year electrolytic copper quotations on the London Metal Exchange amounted to 2 762 USD/t and were 67.2% higher than in the comparable period of 2003, when they amounted to 1 652 USD/t.

Chart 1. Copper quotations on the LME


USD/t
3 100
2 900
2 700
2 500
2 300
2 100
1 900
1 700
1 500
2003
2004
I
II
III
IV
V
VI
VII
VIII
IX
X
XI
XII

Silver quotations on the global market in the first half of 2004 achieved a level 39.6% higher versus the comparable prior period of 2003. Average half-year silver prices according to the London Bullion Market Association amounted to 208 USD/kg (6.47 USD/troy ounce), while in the comparable prior period they amounted to 149 USD/kg (4.63 USD/troy ounce).

Chart 2. Silver quotations per the LBMA


USD/kg
240
220
200
180
160
140
2003
2004
I
II
III
IV
V
VI
VII
VIII
IX
X
XI
XII

The average USD exchange rate for the first half of 2004 was at a similar level as in the comparable prior period of 2003, and amounted to 3.86 PLN/USD, while in the prior year it amounted to 3.87 PLN/USD.

3. EMPLOYMENT

Employment as at 30 June 2004 was lower by 295 persons than at the end of the first half of 2003, and 337 persons lower than the level as at 31 December 2003. The first half of 2004 was a further period of consistent realisation of the employment reduction program in the Company as a result of conducting a rational personnel policy.

In the course of restructurisation, based on art. 231 of the Labor law, 61 supply-related employees were transferred to PHP Mercus Sp. z o.o. and 223 power plant workers to Energetyka Sp. z o.o. from the Smelter Divisions of the Company.

Employment at the end of the first half of 2004 versus the comparable prior period is shown in the following table.

Table 5. End-of-period employment

	31.12.2003	30.06.2003	30.06.2004	Change * (%)
Mines	11 431	11 363	**11 488**	101.1
Smelters	4 379	4 410	**3 996**	90.6
Other Divisions	2 184	2 179	**2 173**	99.7
Total	17 994	17 952	**17 657**	98.4

** 30.06.2003 = 100%*

II. INVESTMENTS

1. INVESTMENTS IN TANGIBLE ASSETS

Realisation of tangible investment expenditures in the first half of 2004 as compared with the first half of 2003 is presented in the table below.

Table 6. Investment expenditures ('000 PLN)

	2003	I-VI 2003	I-VI 2004	Change * (%)
Mining	299 345	76 474	**152 029**	198.8
Smelting	96 951	27 709	**27 474**	99.2
Other activities	27 544	5 400	**13 319**	x 2.5
Total	**423 840**	**109 583**	**192 822**	**176.0**

** I-VI 2003 = 100%*

Table 7. Structure of realised investments ('000 PLN)

	2003	I-VI 2003	I-VI 2004	Change* (%)	Share in structure (%)
Development, of which :	191 410	59 244	**109 678**	185.1	56.9
- in mining	140 643	44 310	**87 070**	196.5	45.2
- in smelting	43 233	11 779	**17 514**	148.7	9.1
Replacing equipment	151 423	30 424	**59 297**	194.9	30.8
Modernisation	44 210	8 426	**13 574**	161.1	7.0
Conformatory work	17 654	9 185	**863**	9.4	0.4
Other	19 143	2 304	**9 410**	x 4.1	4.9
TOTAL, of which:	**423 840**	**109 583**	**192 822**	**176.0**	**100.0**
IT	22 302	4 032	**10 122**	x 2.5	5.2
Ecology **	30 040	15 491	**6 684**	43.1	3.5

** I-VI 2003 = 100%*

*** Projects directly connected with environmental protection - serving environmental protection and water management, and projects indirectly connected with environmental protection – each activity bringing additional effects from environmental protection.*

Major tasks and facilities realised in the first half of 2004:

- continued construction of shafts: R-XI together with ventilation, R-IX, SG-1 and SG-2 to ensure full use of the extraction capacity of the mines,
- initiation of preparatory work connected with construction of shaft SW-4,
- purchase of geological information in order to carry out geological documentation of the Głogów Głęboki (Deep Głogów) deposit as a basis of application for a license,
- the continuation of projects aimed at increasing the production capacity of the refining vats hall at the HM Głogów smelter - increasing the production capacity of the Copper Electrorefining Section by around 40 000 tonnes of copper cathode annually,
- modernisation and replacement of the machinery park in the mines,
- continued replacement of flotation machinery in the Ore Enrichment Plants,
- modernisation, automation and exchange of machinery and equipment and of production systems in the Ore Enrichment Plants,
- modernisation of the washing-cooling unit hall at the HM Głogów smelter,
- exchange and modernisation of smelter machinery and units,
- investments in the conveyor belt and pipeline systems,
- modernisation of the hydrotransportation network,
- modernisation of the electrical power generation infrastructure and of general equipment, and
- counteracting the negative impact of the Żelazny Most tailings pond on the environment.

The main areas of investment in the years 2004-2008 are the following:
- mining of the deposit in currently licensed areas,
- gaining of a license to mine the Głogów Głęboki – Przemysłowy (Deep Industrial Głogów) deposit to maintain the level of production over the long term,
- implementation of the most modern techniques and technology to minimise operating costs,
- ensuring the management and sale of sulphuric acid,
- minimising environmental impact, and
- other investments related to reducing costs.

2. EQUITY INVESTMENTS

The following actions were undertaken in the KGHM Polska Miedź S.A. Group in the first half of 2004:

Acquisition of shares in the increased share capital of companies. Purchases of shares.

- **„Energetyka" sp. z o.o.**

  On 2 June 2004 court registration was carried out of a change in the share capital of the company „Energetyka" sp. z o.o. with its registered head office in Lubin. The share capital of the company was increased by PLN 61 842 thousand. All shares in the increased share capital were acquired by KGHM Polska Miedź S.A., covering them by a contribution in kind valued at PLN 56 842 thousand and cash of PLN 5 000 thousand. The share capital of the company after registration amounts to PLN 125 107 thousand and is divided into 1 251 070 shares of PLN 100 each. KGHM Polska Miedź S.A. owns 100% of the shares of this entity.

  Those assets transferred as a contribution in kind are related to the Power Plant of the HM Głogów Copper Smelter and to the Power Plant of the HM Legnica Copper Smelter (land, buildings and constructions, fixed assets, intangible assets). Transferal of these assets is aimed at concentrating the power generation activities of KGHM Polska Miedź S.A. into a single entity, and at improving the structure of the Group by granting "Energetyka" sp. z o.o. the role of sole electrical and heating energy operator for KGHM Polska Miedź S.A.

- **PHP „MERCUS" spółka z o.o.**

  On 5 April 2004 an agreement was signed between KGHM Metale S.A. and KGHM Polska Miedź S.A. for the sale of shares of PHP „Mercus" sp. z o.o. Based on this agreement KGHM Polska Miedź S.A. acquired 2 979 shares for PLN 6 400 thousand, i.e. PLN 2 148.23 per share, with a nominal value of PLN 565.55 per share.

  On 20 April 2004 court registration was carried out of a change in the share capital of the company PHP „MERCUS" spółka z o.o. The share capital of the company was increased by PLN 1 317 thousand through the creation of 2 328 shares with a nominal value of PLN 565.55 per share. All shares in the increased share capital were acquired by KGHM Polska Miedź S.A., acquiring them for the total amount of PLN 5 001 thousand.

  After registration of this change in share capital, and as a result of the acquisition on 5 April 2004 by KGHM Polska Miedź S.A. from KGHM Metale S.A. of 2 979 shares based on a sales agreement, KGHM Polska Miedź S.A. is the owner of 5 307 shares of PHP „MERCUS" spółka z o.o., representing 47.4% of the share capital of the company. The remaining share capital of PHP „MERCUS" spółka z o.o. is owned by KGHM Metale S.A.

  The share capital of the company after registration amounts to PLN 6 474 thousand and is divided into 11 203 shares of PLN 565.55 each.

  The assets acquired are aimed at making PHP „MERCUS" spółka z o.o. the leading supplier of the Divisions of KGHM Polska Miedź S.A.

- **POL-MIEDŹ TRANS spółka z o.o.**

  On 26 April 2004 the Extraordinary General Meeting of POL-MIEDŹ TRANS spółka z o.o. resolved to increase the share capital of the company by PLN 2 995 thousand, through the creation of 5 990 new shares with a nominal value of PLN 500 each. All shares in the increased share capital were acquired by KGHM Polska Miedź S.A. covering them by a contribution in kind valued at PLN 2 995 thousand and cash of PLN 0.3 thousand.

  Transferal of these assets to POL-MIEDŹ TRANS spółka z o.o. was aimed at putting the assets of KGHM Polska Miedź S.A. and POL-MIEDŹ TRANS spółka z o.o. in order.

  After court registration of this increase, the share capital of POL-MIEDŹ TRANS spółka z o.o. amounts to PLN 140 418 thousand.

- **InfoMonitor Biuro Informacji Gospodarczej S.A.**

  On 23 March 2004 court registration was carried out of the data provider company InfoMonitor Biuro Informacji Gospodarczej S.A. KGHM Polska Miedź S.A. acquired 669 shares with a nominal value of PLN 1000 each, paid for entirely in cash in the amount of PLN 1 338 thousand, representing 16.73% of the share capital of the company.

  The subject of activities of InfoMonitor Biuro Informacji Gospodarczej S.A. is the gathering, storing and disclosure of economic information.

Dividends received

KGHM Polska Miedź S.A. received a total of PLN 70 398 thousand in dividends in the first half of 2004, of which from:

– Polkomtel S.A.	PLN 68 216 thousand,
– AIG Emerging Europe Infrastructure Fund	PLN 1 526 thousand,
– CBJ sp. z o.o.	PLN 325 thousand,
– MINOVA – KSANTE Spółka z o.o.	PLN 331 thousand.

Other forms of financing Group companies

Apart from the previously-mentioned payments to capital, entities of the KGHM Polska Miedź S.A. Group were financed in the form of loans granted and bonds acquired.

- "MCZ" S.A. - on 17 November 2003 an agreement was signed between KGHM Polska Miedź S.A. and "MCZ" S.A. for a loan in the amount of PLN 3 500 thousand. Maturity of this loan was set at 31 December 2004. The purpose of this loan was to improve the liquidity of the company.
- „Zagłębie" Lubin SSA – on 25 February 2004 in Lubin an agreement was signed between KGHM Polska Miedź S.A. and „Zagłębie" Lubin SSA for a loan in the amount of PLN 500 thousand. Maturity of this loan was set at 31 December 2004. The purpose of this loan was to improve the liquidity of the company.

Other equity investments

In 2004 KGHM Polska Miedź S.A. continued to participate in the AIG Emerging Europe Infrastructure Fund. The value of its investment in the Fund as at 30 June 2004 was PLN 66 899 thousand. In the first half of 2004 the Company acquired shares in the net amount of 1 512 thousand. It paid a management fee of PLN 1 904 thousand. The Company received PLN 52 thousand as a distribution of payments. Profit from invested capital amounted to PLN 2 932 thousand, while net dividends received amounted to PLN 1 526 thousand.

In 2004 KGHM Polska Miedź S.A. maintained the financing of DIALOG S.A. The total value of debt of DIALOG S.A. towards KGHM Polska Miedź S.A. in this regard as at 30 June 2004 was PLN 1 379 800 thousand.

Diagram 2. Group structure as at 30 June 2004


KGHM Polska Miedź S.A.
KGHM Polish Copper Ltd. 100%
KGHM Kupferhandelsges. m.b.H 100%
Pol-Miedź Trans sp. z o.o. 100%
CBPM CUPRUM Spółka z o.o. - OBR 100%
"Energetyka" sp. z o.o. 100%
DIALOG S.A. 100%
CBJ sp. z o.o. 100%
"MCZ" S.A. 100%
KGHM CONGO S.P.R.L. 100%
KGHM Metraco sp. z o.o 99%
TUW-CUPRUM 94%
PHP "MERCUS" spółka z o.o. 47%
"Zagłębie" Lubin SSA 41%
MINOVA-KSANTE Spółka z o.o. 30%
Polkomtel S.A. 19.6%
InfoMonitor Biuro Informacji Gospodarczej S.A. 17%
PTR S.A. 12%
INTERFERIE Spółka z o.o. 4%
Dolnośląska Spółka Inwestycyjna S.A. 77%
PeBeKa SA 100%
INOVA Spółka z o.o. 100%
DFM ZANAM - LEGMET Sp. z o.o. 100%
INTERFERIE Spółka z o.o. 92%
DKE Spółka z o.o. 50%
NATUROPAK Sp. z o.o. in liquidation 28%
DOL-EKO organizacja odzysku S.A. 20%
KGHM Metale S.A. 100%
Hefra S.A. 97%
AQUAKONRAD SA in liquidation 90%
PCPM S.A. 74%
Walcownia Metali Nieżelaznych Sp. z o.o. 64%
PHP "MERCUS" spółka z o.o. 53%
WM "Łabędy" S.A. 50%
Dolnośląska Spółka Inwestycyjna S.A. 23%
Telewizja Familijna S.A. (in bankruptcy) 12%

Decrease in value of shares due to a change in accounting principles

Due to a change in accounting principles the value of shares in subordinated entities was reduced by PLN 381 462 thousand. The effects of this valuation were settled as at 30 June 2004, which increased the net profit for the first half of 2004 by PLN 19 347 thousand and decreased undistributed profit from prior years by PLN 400 809 thousand.

This change in accounting principles relates to the application of the equity method to the valuation of long term shares in subordinated entities. In the opinion of the Company the equity method, by directly showing the effects of the economic activities of subordinated entities, will better reflect the value of these shares in the accounts of KGHM Polska Miedź S.A. than the valuation method applied until now (according to the cost of purchase decreased by the write-off due to permanent diminution of value).

Likewise, based on the this opinion and on the process of adapting the Company to IAS (in particular IAS 28) respecting the defining of significant influence, the Company has recognised as justifiable the classification of Polkomtel S.A. as an associated entity and therefore the valuation of its shares by the equity method.

III. FINANCIAL STATEMENTS AND ANALYSIS

1. BALANCE SHEET: ASSETS

Total assets increased by PLN 334 192 thousand in relation to their amount at end-2003.

Table 8. Assets and their structure as at end of period ('000 PLN)

	31.12.2003	30.06.2003	30.06.2004	Change * (%)	Share (%)
Non-current assets	6 220 756	5 894 921	**6 290 949**	101.1	72.8
Intangible assets	23 896	15 538	**51 957**	x 2.2	0.6
Tangible fixed assets	3 132 309	2 975 681	**3 109 301**	99.3	36.0
Long term debtors	46 716	46 614	**46 716**	100.0	0.5
Long term investments	2 717 588	2 619 770	**2 802 468**	103.1	32.4
Long term prepayments	300 247	237 318	**280 507**	93.4	3.2
Current assets	2 085 243	1 900 806	**2 349 242**	112.7	27.2
Inventory	776 931	851 880	**802 390**	103.3	9.3
Short term debtors	543 535	522 660	**655 906**	120.7	7.6
Short term investments	759 430	483 725	**849 832**	111.9	9.8
Short term prepayments	5 347	42 541	**41 114**	x 7.7	0.5
TOTAL ASSETS	8 305 999	7 795 727	**8 640 191**	104.0	100.0

** 31.12.2003 = 100%*

An important item in non-current assets is long term investments, which during the first half of 2004 increased by over 3%, primarily due to an increase in equity commitment in the following companies:

- „Energetyka" spółka z o.o. - the acquisition of shares in the increased share capital through the transfer of a contribution in kind and payment of cash (altogether PLN 61 842 thousand).
- PHP „MERCUS" spółka z o.o. - the acquisition of shares from KGHM „Metale" S.A. (PLN 6 400 thousand) and the acquisition of shares in the increased share capital (PLN 5 001 thousand).
- Pol-Miedź Trans spółka z o.o. - the acquisition of shares in the increased share capital through the transfer of a contribution in kind and payment of cash (altogether PLN 2 995 thousand)
- InfoMonitor Biuro Informacji Gospodarczej S.A. – the acquisition of shares in a newly-created company (PLN 1 338 thousand)

Shares and participatory units in the amount of PLN 1 420 349 thousand mainly relate to subordinated entities. These assets were valued in the balance sheet of KGHM using the equity method in the amount of PLN 1 359 294 thousand (PLN 1 918 988 thousand – based on purchase price). The largest adjustment in valuation was with respect to the shares of DIALOG S.A. and Polkomtel S.A. Their balance sheet value at the end of the first half of 2004 amounted respectively to PLN 86 115 thousand (PLN 875 735 thousand – based on purchase price) and PLN 705 817 thousand (PLN 437 250 thousand – based on purchase price).

Apart from shares, an important item in investments is represented by the bonds of DIALOG S.A. The value of the debt securities of this company did not change in comparison to the level at the end of 2003, and amounts to PLN 1 379 800 thousand.

Contributions in kind had a significant impact on the balance sheet value of non-current assets. Due to a restructuring in power generation management, assets from the power plant of the HM Głogów and HM Legnica smelters were transferred to the company "Energetyka" Sp. z o.o., thus reducing the level of tangible fixed assets in KGHM Polska Miedź S.A. by a net amount of PLN 47 463 thousand. The net book value of assets transferred to the company Pol-Miedź Trans spółka z o.o. meanwhile amounted to PLN 2 319 thousand.

The tangible investments program also had a significant impact on the level of non-current assets. During the first half of 2004 the Company incurred expenses for the construction and purchase of fixed assets in the amount of PLN 192 822 thousand – during this same period depreciation costs amounted to PLN 140 913 thousand.

The reduction in long term prepayments mainly relates to the deferred income tax asset.

The more-than-doubled increase of intangible assets during the first half of 2004 is mainly due to the wording of an agreement signed with the State Treasury for granting access to geological information related to the Głogów Głęboki – Przemysłowy (Deep Industrial Głogów) copper ore deposit. The increase in intangible assets in this regard amounted to PLN 32 282 thousand.

The largest item in current assets is short term investments, especially derivative instruments and monetary assets. As a result of the valuation of derivative instruments to fair value, their value was reduced from PLN 480 690 thousand at the end of 2003 to PLN 400 597 thousand at the end of June 2004. During this same period cash and cash equivalents increased from PLN 274 400 thousand to PLN 444 825 thousand. The majority of this item is in the form of short term bank accounts, which were created among others in relation to the planned early repayment of syndicated credit.

During the first half of 2004 there was a quantitative increase in copper inventory and in the unit cost of production, being the basis for its valuation. Both of these factors had an impact on the increase in the balance sheet value of inventory by over 3.3%.

The high copper prices, along with revenues from sales, justify the higher level of short term debtors compared to the prior year.

2. BALANCE SHEET: EQUITY AND LIABILITIES

With respect to their level at the end of the prior year there was a significant change in the structure of equity and liabilities. The high profit achieved in the first half of 2004 and the simultaneous repayment of a portion of liabilities increased the share of equity in the assets financing structure.

Table 9. Sources of financing of assets and their structure, as at end of period ('000 PLN)

	31.12.2003	30.06.2003	30.06.2004	Change * (%)	Structure (%)
EQUITY	3 655 189	3 721 992	**4 639 170**	126.9	53.7
Share capital	2 000 000	2 000 000	**2 000 000**	100.0	23.1
Reserve capital	1 194 236	1 190 378	**1 624 204**	136.0	18.8
Revaluation reserve	436 164	933 084	**425 051**	97.5	4.9
Profit (loss) from prior years	(612 349)	(616 866)	**(387 245)**	63.2	x
Net profit (loss)	637 138	215 396	**977 160**	153.4	11.3
LIABILITIES AND PROVISIONS FOR LIABILITIES	4 650 810	4 073 735	**4 001 021**	86.0	46.3
Provisions for liabilities	1 322 485	1 404 022	**1 312 318**	99.2	15.2
Long term liabilities	1 420 447	9 126	**939 677**	66.2	10.9
Short term liabilities	1 758 077	2 487 850	**1 545 226**	87.9	17.9
Accruals and deferred income	149 801	172 737	**203 800**	136.0	2.3
TOTAL EQUITY AND LIABILITIES	8 305 999	7 795 727	**8 640 191**	104.0	100.0

** 31.12.2003 = 100%*

In the first half of 2004 reserve capital was increased by PLN 411 557 thousand due to distribution of profit for 2003 and by PLN 18 411 thousand due to a transfer of revaluation reserve.

Due to the valuation of transactions and to the settlement of hedging instruments, the revaluation reserve increased by PLN 23 260 thousand. Other factors (the disposal of fixed assets and the surplus of the provision for temporary differences in income tax over the tax asset) led to a decrease in the revaluation reserve by PLN 34 373 thousand.

Provisions for liabilities are comprised of: the revalued provision for employee benefits due to retirement-disability and other rights (PLN 684 344 thousand), the provision for mine closure costs (PLN 361 905 thousand) and other provisions totalling PLN 266 069 thousand, including PLN 196 547 thousand due to deferred income tax.

Equity was reduced by the loss from prior years. The level of this loss from prior years is mainly the result of the change in the method of valuation of shares of subordinated entities (valuation by the equity method).

In comparison to the end of 2003 liabilities (both short and long term) significantly decreased, from PLN 3 178 524 thousand to PLN 2 484 903 thousand. This decrease primarily relates to bank and other loans. In the first half of 2004 the Company reduced its level of debt from PLN 1 535 250 thousand to PLN 1 040 652 thousand – a portion of this debt was repaid early, prior to maturity. Besides bank loans, there was also a decrease in short term liabilities due to financial instruments (by PLN 163 956 thousand) and related to trade liabilities (o PLN 72 092 thousand).

Changes in the structure of equity and liabilities impacted the level of assets financing ratios:

Table 10. Assets financing ratios

	2003	I-VI 2003	I-VI 2004
Level of assets coverage by equity	0.5	0.5	**0.6**
Level of non-current assets coverage by equity	0.6	0.7	**0.8**
Level of non-current assets coverage by long term capital	1.0	0.9	**1.1**
Level of current assets coverage by short term liabilities	0.9	1.3	**0.7**

Ratios calculated based on end-of-period balance sheet levels

Off-balance sheet liabilities and debtors

As at 30 June 2004 contingent debtors of the Company amounted to PLN 74 249 thousand, of which PLN 73 762 thousand related to contested State budget issues. Off-balance sheet liabilities at the end of the first half of 2004 amounted to PLN 281 969 thousand, of which PLN 3 518 thousand were contingent liabilities due to guarantees and securities granted to related entities.

Among off-balance sheet liabilities the most important were:

- liabilities due to the perpetual usufruct of State Treasury land for a period of 99 years in the amount of PLN 176 019 thousand – these liabilities are not subject to payment but only represent the basis for an annual fee paid to the State Treasury,
- liabilities in the amount of PLN 93 753 thousand due to R&D, inventions and other unrealised work (of which due to an agreement with AIG Emerging Europe Infrastructure Fund in the amount of PLN 46 737 thousand).

3. LIQUIDITY

Financial resources

The structure of Company cash and cash equivalents is shown in the table below:

Table 11. Structure of Company cash and cash equivalents ('000 PLN)

	31.12.2003	30.06.2003	30.06.2004	Change * (%)
Cash on hand	99	111	95	96.0
Cash at bank	21 346	3 632	48 891	x 2.3
Other cash and cash equivalents	5	75	0	x
Other monetary assets:	252 950	161 880	**395 839**	156.5
Total cash and cash equivalents	274 400	165 698	**444 825**	162.1

** 31.12.2003 = 100%*

There was an increase in cash and cash equivalents, which is due both to the introduction of new forms of settlement with clients as well as to an improvement in the cash position of the Company which is dependent on the situation on the currency and metals markets.

The level of fixed term bank deposits (other monetary assets) remained high in order to maintain liquidity for the Company and for the voluntary early repayment of syndicated credit organised by PKO BP SA and Pekao S.A. This repayment in the amount of USD 99 152 thousand was executed in July and August 2004.

Financial income from the depositing of periodically free cash resources and short-term investments is shown below:

Table 12. Financial income from bank deposits and short-term investments ('000 PLN)

	2003	I-VI 2003	I-VI 2004	Change * (%)
On-demand accounts	136	8	212	x 26.5
Securities	96 128	47 483	49 753	104.8
Fixed term bank accounts	3 654	968	2 528	x 2.6
Total	99 918	48 459	52 493	108.3

* *I-VI 2003 = 100%*

Periodically free cash resources deposited in bank accounts generated financial income in the amount of PLN 2 528 thousand. The increase in income from fixed term bank accounts was due to a higher level of available cash and cash equivalents.

Financial income from fixed term bank accounts and short term investments, which relates primarily to interest received on the bonds of Telefonia DIALOG S.A., remained at a comparable level to the prior year.

Credit servicing in the first half of 2004

Pre-export credit organised by ABN AMRO BANK N.V. , Bank Polska Kasa Opieki S.A. and CITIBANK NA and a consortium of other banks in the amount of USD 200 000 thousand.

This agreement was signed on 18 July 2003, the credit was drawn on 22 July 2003 in the amount of USD 200 000 thousand, of which USD 181 342 thousand was used to repay a bank loan arising from a credit agreement signed on 21 June 2002 with ABN AMRO BANK NV and J.P. Morgan PLC, and USD 15 000 thousand was used to repay a loan signed on 28 December 2001 with Bank Handlowy S.A., while the remaining amount was used as an initial deposit to the Debt Servicing Reserve Account, pursuant to the conditions of the Credit Agreement.

On the date the credit agreement was signed the interest amounted to LIBOR 1M + a margin of 2.2%. In later periods the margin will be within a range of 0.5% - 2.5%, depending on the level of financial ratios indicated by the Company (beginning with data for the financial year ending 31 December 2003). Since June 2004 the credit margin has been 1.3%, this change in margin being due to the provisions of the Credit Agreement.

This bank loan is amortised, repayment of the first credit instalment was made three months after the date the agreement was signed, with further instalments being made monthly, beginning from this date (a total of 58 unequal monthly instalments). The final instalment payment on this credit is set for 18 July 2008.

In the first half of 2004 the Company repaid debt in the amount of USD 15 000 thousand from Company funds pursuant to the maturity dates set out in the Credit Agreements dated 18 July 2003.

Two currency credit organised by Bank Polska Kasa Opieki S.A. and Powszechna Kasa Oszczędności Bank Polski S.A. and a consortium of other banks in the amount of USD 159 500 thousand and PLN 471 130 thousand.

This agreement was signed on 18 July 2003, the credit was drawn on 14 August 2003 for USD 159 500 thousand and PLN 471 130 thousand, and was designated for the refinancing of liabilities in the amount of PLN 915 000 thousand and USD 43 500 thousand, arising due to the signing on 19 December 2001 a two-currency syndicated credit agreement in the form of a revolving line of credit organised by Bank Polska Kasa Opieki S.A. and Powszechna Kasa Oszczędności Bank Polski SA, pursuant to the conditions of the Credit Agreement.

On the date the credit agreement was signed the interest amounted to WIBOR 1M and LIBOR 1M + a margin of 2.2%. In later periods the margin will be within a range of 0.5% - 2.5%, depending on the level of financial ratios indicated by the Company (beginning with data from the financial year ending 31 December 2003). Since June 2004 the credit margin has been 1.3%. This change in margin is due to the provisions of the Credit Agreement.

On 14 November 2003 early repayment was made on a portion of the credit in the amount of PLN 100 000 thousand, and PLN 150 000 thousand on 30 December 2003.

Additionally in the first half of 2004 the Company made early repayment of the following debt:
- PLN 200 000 thousand on 30 March 2004,
- PLN 21 120 thousand on 16 April 2004, and
- USD 60 000 thousand on 17 May 2004.

These repayments were made due to the good financial situation of the Company and using its own funds.

The maturity for the remaining outstanding credit is 18 July 2006.

Operating credit in BRE Bank S.A.
On 10 April 2003 the Company signed an agreement with BRE Bank S.A. for foreign currency operating credit in the amount of USD 30 000 thousand with interest of LIBOR 1M + 0.90%. As at 30 November 2003, being the final date for making use of this credit, the Company had not drawn on the credit. The Company has the possibility of renewing this credit in the years 2004-2005 in situations outlined by the credit agreement.

Lines of credit in current accounts
The Company has access to lines of credit in current accounts:
- in Bank Handlowy S.A. up to USD 5 000 thousand ,
- in BRE Bank SA up to USD 10 000 thousand ,
- in PeKaO S.A. up to PLN 40 000 thousand.

As at 30 June 2004 the Company had not made use of these lines.

4. INCOME STATEMENT

Basic elements of the income statement are shown below:

Table 13. Income statement ('000 PLN)

	2003	I-VI 2003	I-VI 2004	Change * (%)
Revenues from the sale of products, goods for resale and materials	4 740 788	2 215 934	**3 220 507**	145.3
Operating costs	4 310 009	2 051 356	**2 283 736**	111.3
Profit from sales	**430 779**	**164 578**	**936 771**	**x 5.7**
Other operating income	62 594	35 810	**37 960**	106.0
Other operating costs	135 455	73 563	**61 649**	83.8
Operating profit	**357 918**	**126 825**	**913 082**	**x 7.2**
Financial income	959 048	380 783	**491 866**	129.2
Financial costs	518 896	232 329	**213 101**	91.7
Result on extraordinary items	17	16	**0**	x
Profit (loss) before taxation	**798 087**	**275 295**	**1 191 847**	**x 4.3**
Obligatory deductions from profit	160 949	59 899	**214 687**	x 3.6
Net profit (loss)	**637 138**	**215 396**	**977 160**	**x4. 5**

** I-VI 2003 = 100%*

In the first half of 2004 the Company generated:
- a profit from sales of PLN 936 771 thousand,
- a loss on other operating activities of PLN 23 689 thousand,
- a profit on financial activities of PLN 278 765 thousand.

In relation to the comparable period of 2003 the following factors had a decisive impact on the result from sales:

- the increase in copper prices by 67.2% and silver by 39.8%,
- the increase in the copper sales volume by 3.7% and silver by 17%,
- the increase in the unit copper production cost expressed in PLN by 5.3%.

Table 14. Basic factors impacting the financial result of KGHM Polska Miedź S.A.

	Unit	2003	I-VI 2003	I-VI 2004	Change * (%)
Sales of copper and copper products	t	523 853	261 602	271 348	103.7
Silver sales	kg	1 326 560	606 696	709 930	117.0
Average copper prices on the LME	USD/t	1 780	1 652	2 762	167.2
Average silver prices on the LBM	USD/kg	157	149	208	139.6
Average exchange rate per NBP	PLN/USD	3.89	3.87	3.86	99.7
Unit copper production cost	PLN/t	6 237	5 998	6 315	105.3
Unit copper production cost	USD/t	1 603	1 550	1 638	105.7

** I-VI 2003 = 100%*

In the first half of 2004 revenues from the sale of copper and silver represented 95.7% of revenues from the sale of products, and were higher by PLN 953 940 thousand, i.e. by 45.1% in relation to the comparable prior period.

The loss on other operating activities of (PLN 23 689 thousand) in the first half of 2004 was composed of the following ('000 PLN):

- the excess of provisions created over released (23 307),
- donations granted (6 070),
- adjustments revaluing assets (4 117),
- other, including adjustment of property tax for prior years + 9 805.

The profit on financial activities of PLN 278 765 thousand was mainly composed of the following ('000 PLN):

- profit from the sale of investments 112 121,
- dividends received 70 398,
- interest 32 466,
- result on the revaluation of investments 30 641,
- an excess of positive exchange rate differences 23 544,
- other 9 595.

The profit before tax was reduced by taxation of PLN 214 687 thousand. The tax calculated using a rate of 19% of the taxable base was PLN 211 560 thousand, which was decreased by an adjustment to prior period taxation of PLN 241 thousand and increased due to temporary differences by PLN 3 368 thousand.

In accordance with the requirements of the tax law, the basis for taxation (taxable income) was established by the adjustment of profit before taxation, as shown in the table below:

Table 15. Adjustment to profit before taxation by the change in taxable base ('000 PLN)

Profit before taxation	1 191 847
Adjustment of revenues, of which:	(569 699)
increase of revenues	236 407
decrease of revenues	806 106
Adjustment of costs, of which:	496 057
increase of costs	472 342
decrease of costs	968 399
Other adjustments (of which donations of PLN 4 432)	(4 732)
Taxable income	1 113 473

5. FINANCIAL RATIOS

In the first half of 2004 the Company achieved a higher net profit than in the comparable prior period, impacting the Company's financial ratios.

Basic economic relationships describing the activities of KGHM Polska Miedź S.A. are shown below:

Table 16. Liquidity and profitability ratios

	2003	I-VI 2003	I-VI 2004
Current liquidity (multiple)	1.2	0.8	**1.5**
Quick liquidity (multiple)	0.7	0.4	**1.0**
ROA - return on assets (%)	7.7	2.8	**11.3**
ROE - return on equity (%)	17.4	5.8	**21.1**
Debt ratio (%)	40.1	34.3	**31.1**
Durability of financing structure (%)	75.9	64.7	**78.8**

The good situation on the metals market and the high level of profit led to a significant improvement in the liquidity and profitability ratios and in the financial structure of KGHM Polska Miedź S.A.

6. OPERATING ACTIVITY COSTS

The financial result of the Company is significantly impacted by the costs of electrolytic copper production.

Table 17. The unit cost of electrolytic copper production

	Unit	2003	I-VI 2003	I-VI 2004	Change * (%)
Total unit cost of copper production	PLN/t	6 237	5 998	**6 315**	105.3
	USD/t	1 603	1 550	**1 638**	105.7
	USc/lb	73	70	**74**	105.7
of which: cash cost of copper production	PLN /t	5 800	5 557	**5 890**	106.0
(total cost minus depreciation)	USD/t	1 491	1 436	**1 527**	106.3
	USc/lb	68	65	**69**	106.3
USD exchange rate	PLN /USD	3.89	3.87	**3.86**	99.7

** I-VI 2003 = 100%*

The total unit cost of copper production denominated in PLN in relation to the comparable prior period of 2003 increased by 5.3%, alongside an increase in electrolytic copper production by 1.3%.

Copper production costs represent around 75% of total costs by type. The structure of costs by type is shown in the table below:

Table 18. The structure of costs by type (%)

	2003	I-VI 2003	I-VI 2004
Depreciation	7.0	7.2	6.2
Materials and energy consumption	33.8	35.3	37.3
External services	18.3	17.0	16.8
Labor costs	34.2	33.5	32.8
Taxes and fees	5.1	5.4	5.2
Other	1.6	1.6	1.7

In the first half of 2004 costs by type increased by PLN 203 475 thousand, i.e. by 9.8%, and were primarily impacted by:

- the increase in materials and energy consumption by PLN 118 736 thousand, mainly due to an increase in prices: scrap used (by PLN 78 439 thousand alongside an increase in volume by 3.4%), fuels (by PLN 12 976 thousand) and grinding mediums and foam-forming reagents in the Ore Enrichment Plants (by PLN 5 182 thousand),
- an increase in labor costs by PLN 50 391 thousand, mainly due to realisation of an Agreement of the Management Board of KGHM Polska Miedź S.A. with trade unions regarding an increase of basic wage rates by 7 % beginning on 1 January 2004 and the initiation of contributions to the PPE (Employees Retirement Program),
- an increase in the amount of external services by PLN 30 486 thousand, including preparatory mining work contracted externally by PLN 21 909 thousand,

The total unit copper production cost was 6 315 PLN/t – i.e. 5.3% higher than in the comparable prior period. This increase in costs mainly relates to:

- materials consumption (due to an increase in the value and quantity of scrap),
- labor costs (due to an increase in basic wage rates by 7%, charges on wages, the creation of a provision for payment of a special bonus in the month of July 2004 and to employee benefits related to the introduction in 2004 of the Employees Retirement Program), and
- external services (due to the increased scope of preparatory mining work contracted externally).

7. RISK MANAGEMENT

The financial results of KGHM Polska Miedź S.A. depend to a significant extent on market-related factors, primarily: copper prices on the LME, silver prices on the London Bullion Market Association and on the USD/PLN exchange rate. The primary objective of the Company's risk management policy is the stabilisation of financial flows. The Company is actively pursuing this policy, with its present goals being determined by conditions prevailing on the markets and by the internal situation in the Company. The actions undertaken are aimed at insuring that the long-term financial condition of the Company remains healthy, as well as supporting the process of medium-term strategic decision taking as respects investment activities and reflecting the sources for financing investments.

In the course of realising these assumptions, the Company makes use of financial and derivative commodity instruments. KGHM applies an integrated risk management policy. This means an overall approach to market risk, and not one focused on its individual elements. As a result flexible hedging strategies are applied, enabling the Company to focus on the amount of cash generated and on the total financial result.

As respects the question of managing price risk, the Company applies a consistent and gradual approach. As metals prices rise, or the PLN depreciates, new hedging strategies are implemented which encompass an ever-larger part of production / revenues and further future periods. Thanks to this it is possible to hedge against unexpected falls in prices on the silver and copper markets, as well as rapid strengthening of the PLN. This type of approach also guarantees the achievement of ever-higher average hedged prices and exchange rates. Thanks to this the Company is able to avoid committing significant tonnage/amounts at a single price level. Due however to the nature of the derivative instruments market and its prices, the hedging of price levels is for a maximum of two years.

This does not mean, however, that commitment to a more expansive investment program will not also lead to the necessity to hedge prices over the long term.

The Company entered the year 2004 with a rising trend in metals prices, which led these prices to their maximum level in March 2004. During this period there was also a weakening of the PLN, which during the latter part of April reached its lowest level.

In the first half of 2004, given the constant upgrading of metals prices forecasts by financial institutions and analytical firms, the risk management policy was aimed at taking advantage of the optimal moment to engage in hedging against metals prices and exchange rate risks for the year 2005.

In the course of realising a consistent approach to risk management policy, in the first half of 2004 further hedging strategies were implemented on the copper market while simultaneously settling previous transactions. Simultaneously, as a result of the restructuring of hedging positions carried out at the end of 2003, in the first half of 2004 the Company took advantage of the opportunities which appeared for greater participation in rises in metals prices.

Due to the deepening, together with the rise in copper spot prices, of negative differences between forward and spot prices, the Company to a significant extent made use of options instruments enabling participation in any eventual price rises. As a result the Company hedged a portion of its planned copper sales in 2005 at favorable levels, which increases the probability of the Company achieving positive financial results in 2005.

With respect to activities on the currency market, the Company took advantage of the weakening of the PLN by implementing a hedging strategy for 2005. Likewise, due to strengthening of the PLN at the end of the prior half year, the Management Board decided to close those hedging positions it had held on the currency market during the period from July to December 2004, by entering into opposite transactions.

With respect to unsettled transactions, the Company in its financial result recognised positive changes due to the valuation of derivative instruments in the amount of PLN 158 024 thousand and negative changes in the amount of PLN 146 731 thousand.

The amount transferred from equity to the income statement during the period amounted to (PLN 348 343 thousand).

Based on the principle of recognising under equity the effective part of the result from the valuation of hedging transactions in the period during which such transactions are designated as a hedge of future cash flow, the following amounts were recognised under equity of the Company (revaluation reserve) as at the balance sheet date:

- copper and silver prices (PLN 503 510 thousand),
- exchange rate PLN 128 690 thousand,
- exchange rate for foreign-denominated loans PLN 63 507 thousand.

8. CONTESTED ISSUES

As at 30 June 2004 the total amount of unresolved contested issues both by and against the Company amounted to PLN 120 806 thousand, including debtors of PLN 86 410 thousand and liabilities of PLN 34 396 thousand.

The largest proceedings being pursued by the Company as respects debtors as at the end of the first half of 2004 relate to:

- **debtors due to additional VAT in 2000**
  The amount contested is PLN 24 927 thousand. Proceedings were initiated on 3 July 2003 by the submittal of an appeal to the Supreme Administrative Court (known as the NSA) of twelve decisions dated 30 May 2003 by the Legnica branch of the Tax Office in Wrocław. In the opinion of the Company this additional VAT is the result of the Tax Control Authority inspectors including tax exempt items in total sales.
- **property tax on underground mining works in the ZG Lubin mine for 1998**
  The amount contested is PLN 9 948 thousand. Proceedings are underway before the Regional Administrative Court in Wrocław. In the opinion of the Company these underground mining works are not subject to taxation.

With respect to liabilities the largest contested proceedings underway according to the law as at as at 30 June 2004 relate to:

- **payment of damages due to a loss of water quality from the AQ1 and AQ2 water supplies by the activities of the „Lubin" mine of KGHM Polska Miedź S.A. on the terrain of the municipality (Gmina) of Warta Bolesławiecka.**

  The amount contested is PLN 12 299 thousand. The suit dated 24 March 2003 was submitted to the Regional Court in Legnica, Section I (Civil cases) by BOBMARK INTERNATIONAL Sp. z o.o. with its registered head office in Warsaw. The Court is completing its hearings in this matter. It has ordered the Company to submit documents which serve to support its position in these proceedings, and to submit a request to allow expert testimony to be heard together with the relevant surrounding circumstances. The Court has not set a date for these hearings.

- **fee for use of a patent for the period 1 January 1997 to 31 December 2002**

  The amount contested is PLN 10 602 thousand. The suit of TKW Combustion Sp. z o.o. in Głowno was submitted to the Regional Court in Świdnica, Section VI Economic Cases, on 30 July 2003. In the opinion of KGHM Polska Miedź S.A. this suit is groundless due to the fact that the basis for utilisation of this project is licensing agreement 1/91 dated 25 July 1991, authorising the Company to make use of this project for an indefinite period, with a licensing fee only for the first five years of use of the project. The Court, in a ruling dated 13 January 2004, suspended the proceedings until the matter of the patent for the invention is decided. The proceedings on invalidation of the patent had not been concluded as at 30 June 2004.

On 30 June 2004 the NSA in Warsaw orally announced its verdicts on the cassation appeals of KGHM Polska Miedź S.A. as respects the payment from profit for the years 1996 and 1997. The NSA in Warsaw turned down the cassation appeals. A justification of these verdicts in writing will be prepared by the NSA at a later period.

None of the issues being pursued before a Court or being appealed before the Tax Office in Wrocław would subject the Company to liabilities as respects the payment of taxation in arrears arising from the above-mentioned decisions. A successful resolution of these issues would mean for the Company a refund of taxation paid together with interest due.

9. REALISATION OF FINANCIAL FORECASTS

In the current report dated 1 July 2004 the Company published its basic assumptions to the adjusted Budget for 2004 together with a financial projection anticipating revenues from the sale of products, goods for resale and materials of PLN 5 920 mln and a net profit of PLN 1 342 mln. These figures are based on the adjusted „Company Budget for 2004", approved by the Supervisory Board of the Company on 30 June 2004.
Details of the forecast results and basic assumptions are shown in the table below:

Table 19. Realisation of Company forecast for 2004 after first half

	Unit	2004 Budget *	Adjusted 2004 Budget **	I-VI 2004	Advance on 2004 Budget *** (%)
Copper prices	USD/t	2 000	2 550	**2 762**	108.3
Silver prices	USD/kg	161	193	**208**	107.8
Exchange rate	PLN/USD	3.80	3.80	**3.86**	101.6
Electrolytic copper production	'000 t	532 000	545 000	**268 443**	49.3
Silver production	t	1 173	1 255	**666**	53.1
Revenues from the sale of products, goods for resale and materials	mln PLN	5 173	5 920	**3 221**	54.4
Profit before taxation	mln PLN	805	1 639	**1 192**	72.7
Net profit	mln PLN	652	1 342	**977**	72.8

** Published in current report dated 29 January 2004*
*** Published in current report dated 1 July 2004*
**** Calendar advance of work=49.6%*

After the first 6 months of 2004 the Company had achieved 54.4% of planned revenues from the sale of products, goods for resale and materials for the year, and 71.4% of the anticipated net profit for 2004. The high level of advancement of the adjusted Budget assumptions in this regard is due to the macroeconomic conditions assumed for the second half of 2004 based on the principle of prudent valuation.

The Company does not anticipate any threat to achieving its financial projections, despite the fact that in relation to the Budget assumptions for 2004 current forecasts for the second half of 2004 anticipate a strengthening of the PLN versus the USD as well as a slight increase in copper and silver prices.

This evaluation of the realisation of forecast financial results for 2004 does not reflect the assumed revaluation of telecommunications assets in the second half of 2004.

The process is currently underway of preparing to take a decision regarding the future of DIALOG S.A. based on the accepted strategy of KGHM Polska Miedź S.A., which assumes an eventual exit from its telecommunications investments and concentration on its core business, which is the extraction and processing of non-ferrous metals.

Work is also continuing on developing a concept for restructuring the corporate debt of DIALOG S.A.

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
16 September 2004	Wiktor Błądek	President of the Management Board	
16 September 2004	Jarosław Andrzej Szczepek	Vice President of the Management Board	
16 September 2004	Andrzej Kowalczyk	Vice President of the Management Board	
16 September 2004	Andrzej Krug	Vice President of the Management Board	
16 September 2004	Marek Szczerbiak	Vice President of the Management Board	

METHODOLOGY USED IN THIS REPORT

Assets financincing ratios:

Level of assets coverage by equity – ratio of equity to total assets,

Level of non-current assets coverage by equity – ratio of equity to non-current assets,

Level of non-current assets coverage by long term capital – ratio of equity, provisions for liabilities and long term liabilities to non-current assets,

Level of current assets coverage by short term liabilities – ratio of short term liabilities and special funds to current assets.

Liquidity and profitability ratios:

Current liquidity – ratio of current assets to short term liabilities,

Quick liquidity – ratio of current assets, minus inventory, to short term liabilities

ROA – return on assets (%) – ratio of net profit to total assets x 100,

ROE – return on equity (%) – ratio of net profit to equity x 100,

Debt ratio (%) – ratio of liabilities, accruals and deferred income to total equity and liabilities,

Durability of financing structure (%) – ratio of equity, long term provisions for liabilities and long term liabilities to total equity and liabilities.

LIST OF TABLES, DIAGRAMS AND CHARTS